Original

12028501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Received SEC

OCT 3 1 2012

Washington, DC 20549

FORM 1-A/A

AMENDMENT NO. 5 TO

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Solar Mosaic, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

55 Harrison Street, Suite 300
Oakland, CA 94607
(888) 305-3929

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Walter Steven Richmond
Chief Financial Officer
55 Harrison Street, Suite 300
Oakland, CA 94607
(888) 305-3929

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	**61-1653655**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) Directors of the Issuer

The directors of the Issuer are named below. Except as indicated below, the business address for each individual is 55 Harrison Street, Suite 300, Oakland, CA 94607.

Daniel Rosen

William Parish

Nick Allen
360 Pine Street, 7th Floor
San Francisco, CA 94104

Danny Kennedy
66 Franklin Street, Suite 310
Oakland, CA 94607

(b) Officers of the Issuer

The names and positions of the officers of the Issuer are set forth below. The business address for each individual is 55 Harrison Street, Suite 300, Oakland, CA 94607.

Name	*Title*
Daniel Rosen	Chief Executive Officer and Treasurer
William Parish	President and Secretary
Walter Steven Richmond	Chief Financial Officer
Gregory Rosen	Chief Investment Officer
Anthony Bako	Chief Technology Officer
Arthur Coulston	Vice President of Product

(c) General Partners of the Issuer

Not applicable.

(d) Record Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities

The record owners of 5 percent or more of any class of the Issuer's equity securities are as follows:

Name	*Address*
Daniel Rosen	55 Harrison St., Suite 300 Oakland, CA 94607

William Parish	55 Harrison St., Suite 300 Oakland, CA 94607
Spring Ventures, LLC	360 Pine Street, 7th Floor San Francisco, CA 94104
James Sandler Revocable Trust 4/29/99	Four Embarcadero Center San Francisco, CA 94111
Serious Change LP	3555 Timmons Lane Suite 800 Houston, TX 77027

(e) Beneficial Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities

See Item 1(d). In addition, Nick Allen and Sunil Paul are the beneficial owners of the shares held of record by Spring Ventures, LLC, James Sandler is the beneficial owner of the shares held by James Sandler Revocable Trust 4/29/99, Josh Mailman is the beneficial owner of the shares held by Serious Change LP. Each of these beneficial owners has the same address as the record owner.

(f) Promoters of the Issuer

The promoters of the Issuer are named below. The business address for each individual is 55 Harrison Street, Suite 300, Oakland, CA 94607.

Daniel Rosen

William Parish

Arthur Coulston

(g) Affiliates of the Issuer

The Issuer has no affiliates other than the directors and officers listed above.

(h) Counsel to the Issuer with Respect to the Proposed Filing

The names and business addresses of the persons serving as counsel to the Issuer with respect to this filing are as follows:

Paul Blumenstein
General Counsel
55 Harrison Street, Suite 300
Oakland, CA 94607

Robert Plesnarski
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006

(i) Underwriters with Respect to the Proposed Filing

None

(j) **Directors of the Underwriter**

Not applicable.

(k) **Officers of the Underwriter**

Not applicable.

(l) **General Partners of the Underwriter**

Not applicable.

(m) **Counsel to the Underwriter**

Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualifying provisions as set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to Be Offered

(a) The securities to be offered in connection with this offering will not be offered by underwriters, dealers or salespersons.

(b) The securities in this offering will be offered in the following jurisdictions, subject to qualification or registration in each state, as and if necessary: California, Colorado, Nevada, New York and Oregon.

The securities to be offered in connection with this offering will be offered by the Issuer through the Internet. The Issuer is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Issuer's plan of distribution.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A are described below. In each case, the name of the issuer was Solar Mosaic, Inc.

Title and Amount of Securities Issued	Aggregate Offering Price or Other Consideration	Persons to Whom the Securities were Issued
3,368,000 shares of Common Stock, $0.0001 par value per share, 3,368,000 shares issued	Issued in exchange for interests in the issuer's predecessor, a Colorado limited liability company, upon that company's conversion to a Delaware corporation.	Arthur Coulston William Parish Daniel Rosen

Title and Amount of Securities Issued	Aggregate Offering Price or Other Consideration	Persons to Whom the Securities were Issued
Series FF Preferred Stock, $0.0001 par value per share, 442,000 shares issued	See above.	See above.
Common Stock, $0.0001 par value per share, 40,000 shares issued	$4.00	Unreasonable Institute
Convertible Promissory Notes, $345,000 aggregate principal amount	$345,000	Susan Sgarlat Johana Rosen Jim Sgarlat Spring Ventures, LLC James Sandler Revocable Trust 4/29/99 Michael L Hennessey Cellstrom Holding Gmbh Sebastian Smyth Zerberus Invest Gmbh
Convertible Promissory Notes, $195,000 aggregate principal amount	$195,000	James Sandler Revocable Trust 4/29/99 Alec Guettel Jonathan Rose Jacob Ner David Jonathan Resnick Spring Ventures, LLC
Convertible Promissory Notes, $200,000 aggregate principal amount	$200,000	Spring Ventures, LLC
Series A Preferred Stock	$3,466,734	Spring Ventures, LLC James Sandler Revocable Trust 4/29/99 Serious Change LP M4Fund LLC Brian Arbogast Liang-Yu Chi Kathy Washienko SFP Joint Venture Susan Sgarlat Johanna Rosen Jim Sgarlat Cellstrom Holding GmbH Michael L. Hennesey Zerberus Invest GmbH Sebastian Smyth Alec Guettel Jonathan Rose Jonathan Resnick Jacob Ner David Adam Wolfensohn Nia Community LLC Kim Polese Jeff Mendelsohn Bronze Investments Blue Haven

Title and Amount of Securities Issued	Aggregate Offering Price or Other Consideration	Persons to Whom the Securities were Issued
		Chris Lindstrom Don Hutchinson

(b) No unregistered securities of the issuer or any of its predecessors or affiliated issuers have been sold by or for the account of any person who was at the time a director, promoter or principal security holder of the issuer or an underwriter of any securities of the issuer.

(c) In issuing the above-referenced securities, the issuer relied on exemptions from the registration requirements of the Securities Act of 1933 (the "Securities Act") as follows:

(1) The shares of Common Stock and Series FF Preferred Stock issued to Messrs. Coulston, Parish and Rosen were issued to the existing security holders of the issuer's predecessor in exchange for LLC interests of that predecessor, in reliance upon Section 3(a)(9) of the Securities Act. No commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

(2) The shares of Common Stock issued to the Unreasonable Institute were issued in a transaction not involving any public offering, in reliance upon Section 4(2) of the Securities Act.

(3) The Convertible Promissory Notes and the Series A Preferred Stock were issued in reliance upon Rule 506 of Regulation D. The issuer took steps to ascertain that all of the purchasers were accredited investors and that they were not acting as underwriters, and the issuer did not offer or sell the securities by means of any form of general solicitation or advertising.

ITEM 6. Other Present or Proposed Offerings

In September 2012, the issuer sold $40,325 of promissory notes in reliance upon Rule 506 of Regulation D. The notes bear interest at the rate of 6.38% per annum and are repayable in equal monthly installments over five years, provided that the issuer's obligation to make payments on the notes is dependent on the issuer's receipt of corresponding payments under a lease of a rooftop solar power system owned by a subsidiary of the issuer and leased to the user of the system.

ITEM 7. Marketing Arrangements

(a) Neither the issuer nor any person named in response to Item 1 is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

The Issuer has not used any publication, whether or not authorized by Rule 254, prior to the filing of this notification.

__________, 2012

Offering Circular

Solar Mosaic, Inc.

$398,225 Solar Power Notes

This Offering Circular relates to the offer and sale of up to $398,225 in principal amount of Solar Power Notes ("Notes") of Solar Mosaic, Inc., a Delaware corporation ("Mosaic" or the "Company"). Our principal offices are located at 55 Harrison Street, Suite 300, Oakland, CA 94607 and our telephone number is (888) 305-3929.

The Notes will be issued in the minimum amount of $25. Payment of the Notes will be dependent on payments we receive in repayment of a loan (the "Loan") we will make connection with the solar project described in this Offering Circular (the "Project").

Important terms of the Notes include the following, each of which is described in greater detail below:

- Our obligation to make payments on a Note will be limited to an amount equal to the investor's pro rata share of amounts we receive in repayment of the Loan. Neither we nor any other party will guarantee payment of the Notes or the Loan.

- The Notes are special, limited obligations of Mosaic only, and, although repayment of those obligations is based solely upon repayment of obligations of the borrower to Mosaic, the Note holders will not have any recourse to the borrower.

- The Notes will be unsecured obligations of Mosaic, and you will not have any security interest in any of Mosaic's assets, including the Loan, nor will the Notes be secured by any assets of the Project or its owner.

- The Notes will be repaid in monthly installments that will vary based on the projected power output of the Project. The Notes will mature 114 months from date when this offering commences, provided that the maturity date, which may be extended by an additional 36 months as described in this Offering Circular. Assuming they are paid in full, the Notes will have a rate of return of 5.40% over their term, provided your actual rate of return will be less as a result of fees charged to investors.

- The Loan will be secured by the assets of the Project. In the event of a default on the Loan, any recovery by Mosaic under this security interest will be shared with investors pro rata, net of any applicable fees as discussed below.

The Notes will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

The Notes are being offered and sold pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation A promulgated thereunder. The Notes will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Notes.

The Notes offered hereby may only be purchased by investors residing in California, Colorado, Nevada, New York or Oregon. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

THESE ARE SPECULATIVE SECURITIES. INVESTMENT IN THE NOTES INVOLVES SIGNIFICANT RISK. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF

YOUR INVESTMENT. SEE THE "RISK FACTORS" SECTION ON PAGE 9 OF THIS OFFERING CIRCULAR FOR A DISCUSSION OF THE FOLLOWING AND OTHER RISKS:

- The Notes are special, limited obligations of Mosaic. To the extent we are unable to collect payments under the Loan, we will not be obligated to make the corresponding payment under the Notes.

- When you commit to purchase a Note, the Note may not be issued until up to 90 days after you make your purchase commitment, during which time the funds you have committed toward the purchase of your Notes will not be available for investment in other Notes or for withdrawal from your account. Because your funds do not earn interest while held in your funding account, the delay in issuance of your Note will have the effect of reducing the effective rate of return on your investment.

- We have a limited operating history, and, as an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

- We will need to raise substantial additional capital to fund our operations, and if we fail to obtain additional funding, we may be unable to continue operations.

- If we were to become subject to a bankruptcy or similar proceeding, your rights could be uncertain, your recovery of any funds due on the Note may be substantially delayed, and any funds you do recover may be substantially less than the amounts due or to become due on the Note.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	**Underwriting Discounts and Commissions**	**Proceeds to Issuer**
Per Note (Minimum)	$25	–	$25
Total	$398,225	–	$398,225

The estimated costs of this offering are $160,000. These costs will be paid directly by the Company, and no proceeds of the offering will be used for this purpose.

The proposed sale of Notes to the public will commence as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC").

ABOUT THIS OFFERING CIRCULAR

This Offering Circular describes our offer and sale of the Notes pursuant to the exemption from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. This Offering Circular speaks only as of the date hereof.

This Offering Circular describes our offering of the Notes under two main headings: "About Mosaic's Business" and "The Offering."

We will amend this Offering Circular whenever the information it contains has become false or misleading in light of existing circumstances and for other purposes, such as to disclose material developments related to the Notes, to update required financial statements or if there has been a fundamental change in the information initially presented. We will file any amended Offering Circular as part of an amendment to our Form 1-A, which we will file with the SEC, state regulators or other appropriate regulatory bodies. Our amended Offering Circular will be posted on our website when the amendment has been declared effective by the SEC.

The Notes are not available for offer and sale to residents of every state. Our website will indicate the states where residents may purchase Notes. We will post on our website any special suitability standards or other conditions applicable to purchases of Notes in certain states that are not otherwise set forth in this Offering Circular.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. It does not contain all of the information you should consider before purchasing our Notes. Therefore, you should read the Offering Circular in its entirety, including the "Risk Factors" section and the financial statements and related footnotes appearing elsewhere in this Offering Circular. References to "Mosaic," "we," "us," "our," or the "Company" generally refer to Solar Mosaic, Inc.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Platform

Mosaic operates an online "crowdfunding" platform that connects investors with opportunities to help finance solar projects. Solar projects we fund typically consist of rooftop or ground-mounted installations of photovoltaic ("PV") panels that either (a) generate on-site electric power for small businesses, nonprofit organizations or residential customers ("Solar Customers") or (b) generate power for sale to an electric utility or other Solar Customer pursuant to a power purchase agreement ("PPA"). In most instances, the owner of a solar project (the "Owner") holds the project's assets and liabilities through a limited liability company generally referred to as a "special purpose entity" or "SPE."

The Mosaic platform allows investors to purchase Notes that correspond to loans we have made to solar projects ("Loans"). Payment on each series of Notes is dependent on satisfaction of the corresponding loan payment obligations on the part of the SPE whose project we finance ("Loan Obligations"). We sometimes refer to such SPE as a "Borrower." A Borrower satisfies its Loan Obligations primarily by utilizing cash flow generated by the solar project and incentive payments made to the Borrower by federal, state or local government agencies, utilities, or other organizations ("Incentive Payments"). Loan Obligations are secured by the assets of the solar project owned by the SPE as well as any related contracts such as PPAs.

This diagram shows a typical structure of a solar project funded by Mosaic:


Owner
100% ownership
Investors
Note
Mosaic
Loan
Borrower / SPE
PPA
Solar Customer

Investors will have the opportunity to review solar projects listed on our website and invest in specific projects through the purchase of Notes having payment terms (such as interest rate and maturity) that correspond to the terms of Loans corresponding to each project listed on the website. We charge investors a monthly platform fee that is based on the total value of the unpaid principal of all Notes held by the investor and any cash in the account (subject to certain exceptions). Our platform fee is currently set at a rate equal to 0.2% per year.

The Offering

The following summary contains basic information about the offering and is not intended to be complete. For a more complete understanding of the Notes, the Loan and the Project, see "The Offering."

The Project is a 251 kW solar carport in Gainesville, Florida. The Project has been in operation since May 2012. The Project generates revenue by selling its electricity output to the Solar Customer at a fixed rate of $0.29 per kilowatt pursuant to a PPA under which the Solar Customer makes monthly payments to the Borrower based on the power output generated by the Project.

The Owner of the Project, an individual solar developer, funded the original construction of the Project at a cost of $830,493. The Borrower is a limited liability company, wholly-owned by the Owner, that holds the Project's assets. The Solar Customer is a municipally-owned electric utility located in Gainesville.

The Loan will have a principal amount of $398,225 and will bear interest at 5.40% per annum. The Loan will have an initial term of 114 months, subject to extension for an additional three years under certain conditions. The Loan is repayable in monthly installments, the amounts of which will vary based on the projected revenues generated by sales of power to the Solar Customer; although the actual revenues will be based on the amount of power generated by the Project, the installment payments are fixed by contract. (Projected revenues are estimated based on the amount of sunlight during different times of the year and the typical rate at which the efficiency of solar panels falls over their lifetimes.) The Loan may be prepaid without penalty.

The Notes will have a term and payment schedule that correspond to the term and payment schedule of the Loan. Payments on the Notes will be dependent on our receipt of corresponding payments on the Loan, and each payment on the Notes will be equal to the corresponding payment on the Loan. As with the Loan, the Notes will bear interest at the annual rate 5.40%. Although the amount of each monthly payment will vary, if paid in full on a timely basis, the Notes will generate a rate of return equal to 5.40% over their 114-month term. When our platform fee is factored in, your actual rate of return will be between 4.95% and 5.15%. See "About Mosaic's Business—How Our Platform Operates—Mosaic Fees."

The Notes are summarized in the following table:

Issuer	Solar Mosaic, Inc.
Securities Offered	$398,225 aggregate principal amount of Solar Power Notes ("Notes") corresponding to the solar project described below in this Offering Circular (the "Project").
Interest Rate	5.40% per annum.
Term	114 months from the date of when the offering of the Notes commences.
Maturity	The Notes will mature at the end of the term (the "Initial Maturity Date"), unless any payments in respect of the corresponding Loan Obligations remain due and payable upon such date, in which case the maturity of the Notes will be automatically extended to a date that is 36 months following the Initial Maturity Date (the "Final Maturity Date"). If any of the corresponding Loan Obligations remain outstanding after the Final Maturity Date, we will have no further obligation to make payments on the Notes even if we receive payments on the Loan after the Final Maturity Date. However, because we may, in our sole discretion and, subject to our servicing standards as then in effect, amend, modify, sell to a third-party debt purchaser or charge off the Loan at any time after the 91st day of its delinquency, and because we generally charge off a Loan after it becomes more than one year past due, the Loan may never reach the final

	maturity date.
Payment Dates	Payments on the Notes will be made monthly during the term of the Notes.
Ranking	The Notes will be unsecured special, limited obligations of Mosaic. Mosaic will be obligated to make payments on the Notes only if and to the extent Mosaic receives payments on the corresponding Loan Obligations. Such payments on Loan Obligations, together with any late payments or settlements, the proceeds from any foreclosure on collateral, or the proceeds from any assignment to a collections agent, will be shared ratably among all owners of Notes. Loan Obligations will be secured by the assets of the Project held by the Borrower.
Prepayment	The Notes and the corresponding Loan Obligations will be prepayable without penalty.
Use of Proceeds	The proceeds will be used for working capital purposes.
Secondary Trading	The Notes do not contain any provision restricting their transferability, other than a requirement that any transferee become registered as an investor with Mosaic. However, the Notes will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Notes. Mosaic will not facilitate or otherwise participate in the secondary transfer of any Note. There is no public market for the Notes, and none is expected to develop.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Notes.
Governing Law	The Notes will be governed by and interpreted in accordance with the laws of the State of California.

GLOSSARY OF TERMS

The financing of solar projects involves parties, transactions or contractual relationships that are generally referred to by terms that may not be familiar to persons outside the solar power or project finance industries. In addition, we use some novel terms to describe aspects of our own business. To aid investors' understanding of the terms that appear throughout this Offering Circular, some of those terms are defined below. As used in this Offering Circular:

ACH stands for Automated Clearing House, a financial network for processing electronic funds transfers.

Borrower means the SPE to which the Loan is made.

Crowdfunding means the pooling of funds by a network of persons, usually connected via the Internet, to support a particular business, project or social cause. As used in this Offering Circular, "crowdfunding" does not refer to the crowdfunding provisions under Title III of the Jumpstart Our Business Startups Act ("JOBS Act"), and investors will not be entitled to the protections or rights provided under the JOBS Act.

Debt Service Coverage Ratio means the Borrower's net revenue after operating costs over a given period, divided by the payments due under its Loan Obligations over the same period.

Developer means a party that oversees the development of a solar project.

EPC means a third-party engineering, procurement and construction service.

FBO account means an account we maintain with Wells Fargo Bank in which we hold funds for the benefit of separate investors.

Financing request means a proposed financing for which Notes are offered on the Mosaic platform.

Funding account means an investor's sub-account in the FBO account.

Incentive Payments are cash grants or tax credits provided by federal, state or local government agencies, utilities or other organizations to support installation of solar power systems.

Interconnection means the stage of a solar project when construction has been completed and the system owner receives permission to operate the system and connect it to the electric power grid.

Internal Revenue Code means the U.S. Internal Revenue Code of 1986, as amended.

Investor means a party with an active investor account on the Mosaic platform.

Loan means the loan to an SPE funded by the proceeds of the sale of the Notes.

Loan Obligations means debt service obligations of a Borrower in connection with a Loan.

Mosaic platform means the online platform maintained on our website through which investors may obtain information about solar projects and help to finance them through the purchase of Notes.

Owner means the party that owns the project (typically through its ownership of the SPE for the project).

PPA means an agreement under which the solar electricity purchaser compensates the owner of the solar power system by purchasing the power generated by the system.

PV stands for "photovoltaic," the technology behind a common type of solar panels that converts sunlight directly to electricity.

Project means the solar project that will be funded with the proceeds of this offering.

Section 1603 is a provision of the American Reinvestment and Recovery Act under which an SPE may be eligible for Incentive Payments reimbursing it for a portion of the cost of equipment used in a solar project.

Solar Customer means the party that uses the electricity generated by the solar power installation, usually pursuant to a lease of the installation or a PPA.

Solar project means a project to finance and install a solar power system and connect the system to the electric power grid.

SPE means a special purpose entity formed for the purpose of holding the assets and liabilities related to a solar project.

Term Financing means the Loan we provide to a Borrower at or after Interconnection

RISK FACTORS

Investing in the Notes involve a high degree of risk. In deciding whether to purchase Notes, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on the value of the Notes you purchase and could cause you to lose all or part of your initial purchase price or could adversely affect future payments you expect to receive on the Notes. Only investors who can bear the loss of their entire purchase price should purchase Notes.

Risks Related to the Borrower and the Project

Payments on the Notes depend entirely on the payments received from the Borrower. If we do not receive such payments from the Borrower, you will not receive any payments on your Note.

The Notes will be repaid only to the extent we receive payments on the corresponding Loan Obligations. Loan Obligations will be repaid primarily out of monthly PPA payments received by the Borrower from the Solar Customer. If the Solar Customer defaults on its payment obligations under the PPA, it is likely that the Borrower will be unable to pay the corresponding Loan Obligations, and you will not be entitled to the corresponding payments under the terms of the Notes.

The Notes are special, limited obligations of Mosaic only and are not secured by any collateral or guaranteed or insured by any third party.

The Notes are special, limited obligations of Mosaic and will not represent an obligation of the Borrower, the Solar Customer or any other party except Mosaic. The Notes are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party.

The payment obligations of the Solar Customer under its PPA are not guaranteed or insured by any third party, and, in the event of a default, you must rely on the Borrower or a third-party collection agency to pursue collection against the Solar Customer.

The payment obligations of the Solar Customer under its PPA are not guaranteed or insured by any third party or backed by any governmental authority in any way. In the event of a default on such payment obligations, therefore, Mosaic may be limited in its ability to collect on the Borrower's corresponding Loan Obligations, and Mosaic and you may need to rely on the Borrower or a third-party collection agency to pursue collection against such Solar Customer. If the Borrower fails to make payments on the Loan, you will not receive the corresponding payments on your Note.

You will not receive any payments we may receive after the final maturity date of your Note.

The Notes will mature on the initial maturity date, unless any installment payments in respect of the corresponding Loan Obligations remain due and payable upon the initial maturity date, in which case the maturity of the Notes will be automatically extended to the final maturity date. If we receive any payments from the Borrower after the final maturity date, we may retain 100% of these payments and will not be obligated to distribute those payments to you.

Solar projects involve considerable risk, which may affect the Borrower's ability to make payments on the Loan.

Solar projects are inherently risky, and the risks they involve may affect the Borrower's ability to make payments on the Loan. The risks involved in solar projects include the following:

- The project may produce less energy than expected due to unrealistic forecasts, changes in local weather patterns, inexperience on the part of the project operator or defective or unreliable solar power equipment. Under a PPA, the SPE's revenue is directly attributable to the amount of energy produced by the solar installation. Under a typical lease, the SPE may be subject to a performance guarantee under which it must rebate a portion of the lease payments to the Solar Customer in the event the power produced by the system falls below the guaranteed minimum.

- Warranties on solar power equipment may become worthless if the equipment supplier has ceased operations.

- The Solar Customer may experience difficulties in making required payments under the lease or PPA due to a decline in its revenue, an increase in costs, or bankruptcy.

- Incentive Payments may be at risk if the related incentive program becomes depleted or is discontinued, or if the paperwork to receive the incentive is not filled out properly.

Any of these risks could affect the success of the Project and the Borrower's ability to make payments on the Loan, which would, in turn, reduce or eliminate payments on the Notes.

The success of the Project is dependent on the performance of third parties over which we have no control.

The Owner, which controls the Borrower and the Project, will be responsible for various management functions that are essential to the success of the Project, including filings with government agencies, payment of bills and maintenance of insurance. Poor management on the part of the Owner could adversely affect the financial performance of the Project or expose the Project to unanticipated operating risks, which could reduce the Project's cash flow and adversely affect the Borrower's ability to repay the Loan. Our Loan and Security Agreement with the Borrower prohibits the Borrower from effecting a change in control without our consent, which consent shall not be unreasonably withheld. Notwithstanding that provision, we may not have the opportunity to fully evaluate a party to which the Owner wishes to sell the Project, and, following such sale, that party may not manage the Project as effectively as the original Owner.

The Owner has little prior experience developing solar projects.

The Owner has little prior experience developing solar projects. The Owner has contracted administration of the Project to a company whose principals consist of the Owner and two other principals who also have little experience developing or operating solar projects. Accordingly, the success of the Project will be dependent on the general business experience of the Owner and his co-principals as well as the capabilities of the parties with which they contract for the ongoing operations and maintenance of the Project.

Revenues from the Project could fall short of the amounts projected.

The schedule of payments on the Loan is based on projected revenues generated by the Project over the term of the Loan. These projections are based on factors such as the amount of sunlight that normally occurs during different months and the expected performance of the power generating equipment. The actual revenues generated by the Project could fall short of projections due to factors such as unexpected amounts of cloud cover or greater-than-expected degradation in performance of power generating equipment. In such event, the Borrower's cash flow could be inadequate to repay the Loan in full.

The Borrower's assets provide little protection against an unexpected drop in revenues from the Project or an increase in expenses.

Most of the Borrower's capital consists of power generating equipment rather than cash or other liquid assets. As such, the Borrower's capital resources may provide an inadequate protection against circumstances such as a default on the PPA by the Solar Customer, other circumstances that cause Project revenues to fall short of projections, or unexpected increases in Project expenses. Accordingly, any such shortfall in revenues or increase in expenses could result in the Borrower defaulting on the Loan.

Insurance against risks faced by the Project could become more costly or could become unavailable altogether.

The Project is insured against risks such as damage to the equipment caused by severe weather or accident. Changes in the conditions affecting the equipment or the economic environment in which insurance companies do business could affect the Borrower's ability to continue insuring the Project at a reasonable cost or could result in insurance being unavailable altogether. For example, many climate models indicate that global climate change will cause an increase in the frequency and severity of extreme weather events such as hurricanes and tornadoes that pose a significant risk of damage to solar panels and other equipment. Such increased risk could result in higher insurance premiums or could cause some insurance companies to stop offering insurance in certain geographic regions.

The Project is located in Florida, which is prone to severe weather.

The Project is located in Gainesville, Florida, a geographic region that is prone to severe weather, including hurricanes, tornadoes, hail, wind and lightning. Any such weather events could cause severe damage to the Project's power generating installation. In the event the installation goes out of operation, the revenues generated by the Project will be reduced or interrupted, which could cause the Borrower to default on the Loan. Changes in local weather patterns could also result in increased insurance costs to the Borrower, which could leave the Borrower with inadequate cash flow to repay the Loan.

Solar carports are at risk of damage from vehicles.

As a solar carport, the Project sits above a parking lot where vehicles are driven regularly in close proximity to the structures that support the solar modules. Damage to the installation caused by a vehicle could temporarily reduce the amount of power generated by the Project and thus the revenues received by the Borrower, which could result in a default on the Loan by the Borrower.

The information relating to the Project may be inaccurate or may not accurately reflect the Solar Customer's creditworthiness.

The information in this Offering Circular regarding the Project may not reflect the Solar Customer's actual creditworthiness because the information may be incomplete or based on outdated or inaccurate data. We do not verify the information obtained from the Solar Customer. If the financial information we disclose regarding the Solar Customer is confidential (as is usually the case if the Solar Customer is privately held), we may withhold the name of the Solar Customer. Investors are given no ability to verify the information provided with respect to the Solar Customer, nor will we verify that information at the request of an investor. Additionally, there is a risk that, after we have completed our credit review, the Solar Customer may have:

- become delinquent in the payment of or defaulted under an outstanding obligation;
- taken on additional debt; or
- sustained other adverse financial events.

Inaccuracies in the information we obtain from the Solar Customer or subsequent events that reduce the Solar Customer's creditworthiness may increase the risk that the Solar Customer will default on its PPA, which will increase the risk that the Notes will not be repaid in full.

We have an incentive to take on as many solar projects as possible, which could impair our ability to devote adequate attention and resources to collection of Loan Obligations.

A significant portion of our revenues is derived from origination fees generated through financing of solar projects. As a result, we have an incentive to finance as many projects as possible to maximize the amount of origination fees we are able to generate. Increased project volume increases the demands on our management resources and our ability to devote adequate attention and resources to the collection of Loan Obligations. In the event we take on project volumes that exceed our ability to service the Loan, our ability to make timely payments on the Notes will suffer.

We have limited experience in developing solar projects and applying for Incentive Payments.

Due to our limited operational history, we have limited historical data regarding solar customer performance on solar leases or PPAs and limited experience in applying for and qualifying for Incentive Payments, and we do not yet know what the long-term loan loss experience will be. As actual loan loss experience increases on our platform, we may change how interest rates are set, but investors who have purchased Notes prior to any such changes will not benefit from these changes.

Default rates on leases or PPAs by Solar Customers may increase as a result of economic conditions beyond our control.

Default rates by Solar Customers on leases or PPAs may be significantly affected by economic downturns or general economic conditions beyond our control. In particular, default rates on leases or PPAs on which Borrowers are substantially dependent for repayment of their Loan Obligations may increase due to factors such as declining revenues or increased operating expenses of the Solar Customer, the ability of the Solar Customer to collect on accounts receivable or other amounts owed, lawsuits brought or legal judgments against the Solar Customer, changes in commercial lending terms including the calling of letters of credit or other debt obligations, unexpected changes in management of the Solar Customer, or other impacts on the operations and finances of the Solar Customer that result in a shortage of cash available to satisfy its obligations under the PPA or lease. In the event of a default on the PPA related to the Notes, we may be unable to repay the Notes in full.

We do not take any specific actions to monitor how funds are spent after they have been disbursed to the Borrower.

When we finance a solar project, our primary assurance that the financing proceeds will be properly spent by the Borrower is the contractual covenants agreed to by the Borrower, the business history and reputation of the project developer and the fact that proceeds are not disbursed to the Borrower until the project reaches certain milestones. Should the proceeds of a financing be diverted improperly, the project might become insolvent, which could cause the purchasers of the corresponding Notes to lose their entire investment.

Risks Related to Mosaic and the Mosaic Platform

We have a limited operating history. As a company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

For our business to be successful, the number of solar projects and investors that use our platform and the volume of financings originated through our platform will need to increase, which will require us to increase our facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on our platform. Our platform is dependent upon our website to maintain current listings and transactions in the Notes. We must constantly update our software and website, expand our customer support services and retain an appropriate number of employees to maintain the operations of our platform, as well as to satisfy our servicing obligations on the Loan and make payments on the Notes. If we are unable to increase the capacity of our platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on the Notes and periodic downtime of our systems.

We will need to raise substantial additional capital to fund our operations, and if we fail to obtain additional funding, we may be unable to continue operations.

At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors and venture capital firms. To date, we have raised approximately $3.5 million through private sales of convertible debt and preferred stock. To continue the development of our platform, we will require substantial additional funds. To meet our financing requirements in the future, we may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our business activities and options. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

We have not yet begun generating revenue from the financing of solar projects, and our ability to generate significant revenues from such sales in the near future is limited by the requirement that offerings of Notes be registered on Form S-1, qualified under Regulation A or offered pursuant to another exemption from registration. At present, sales of Notes under Regulation A are capped at $5 million during any 12-month period. Although the JOBS Act provides for the Regulation A limit to be increased to $50 million, the increase will not take effect until it is implemented through rulemaking by the Securities and Exchange Commission.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past and we expect to incur net losses in the future. As of June 30, 2012, our accumulated deficit was $894,802 and our total stockholders' deficit was $1,577,598. Our net loss for the year ended December 31, 2011 was $202,541, and our net loss for the six months ended June 30, 2012 was $692,225. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth, or our revenue could decline. Our failure to become profitable could impair the operations of our platform by limiting our access to working capital to operate the platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the Notes, and you may lose your investment.

If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the amounts due and to become due on the Note.

In the event of Mosaic's bankruptcy or a similar proceeding, the rights of investors to continue receiving payments on the Notes could be subject to the following risks and uncertainties:

- Interest on the Notes may not accrue during a bankruptcy proceeding. Accordingly, if investors received any recovery on their Notes, any such recovery might be based on the investors' claims for principal and interest accrued only up to the date the proceeding commenced.

- Our obligation to continue making payments on the Notes would likely be suspended even if the funds to make such payments were available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended payments were resumed, the suspension might effectively reduce the value of any recovery that a holder of a Note might receive by the time such recovery occurs.

- The Notes are unsecured, and investors do not have a security interest in the corresponding Loan Obligations. Accordingly, the holders of Notes may be treated as general creditors and thus be required to share the proceeds of Loan Obligations with other general creditors of Mosaic.

- Because the terms of the Notes provide that they will be repaid only out of the proceeds of the corresponding Loan Obligations, investors might not be entitled to share in the other assets of Mosaic available for distribution to general creditors, even though other general creditors might be entitled to a share of the proceeds of such Loan Obligations.

- If a Borrower has paid Mosaic on any Loan Obligations before the bankruptcy proceedings are commenced and those funds are held in the clearing account and have not been used by Mosaic to make payments on the Notes, there can be no assurance that Mosaic will be able to use such funds to make payments on the Notes.

- If a bankruptcy proceeding commences after the purchase price of Notes has been paid, holders of the Notes may not be able to obtain a return of the purchase price even if the offering proceeds have not yet been used to fund a solar project.

- Our ability to transfer servicing obligations to a back-up servicer may be limited and subject to the approval of the bankruptcy court or other presiding authority. The bankruptcy process may delay or prevent the implementation of back-up servicing, which may impair the collection of Loan Obligations to the detriment of the Notes.

In a bankruptcy or similar proceeding of Mosaic, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the funding account.

We currently maintain the funding account at Wells Fargo Bank "for the benefit of" our investors. This so-called "FBO account" is a pooled account titled in our name "for the benefit of" our investors. We believe that amounts funded by our investors into the FBO account are unlikely to be subject to claims of creditors of Mosaic other than the investors for whose benefit the funds are held, beneficial owners of those funds rests with the investors. However, Mosaic has legal title to the FBO account and the attendant right to administer the FBO account, each of which would be the property of Mosaic's bankruptcy estate. As a result, if Mosaic became a debtor in a bankruptcy proceeding, the legal right to administer the funds in the FBO account would vest with the bankruptcy trustee or debtor in possession. In that case, while we do not believe that either Mosaic or its creditors would be able to reach those funds, the investors may have to seek a bankruptcy court order lifting the automatic stay and permitting them to withdraw their funds. Investors may suffer delays in accessing their funds in the FBO account as a result. Moreover, U.S. bankruptcy courts have broad powers and, if Mosaic has failed to properly segregate or handle investors' funds, a bankruptcy court could determine that some or all of such funds were beneficially owned by Mosaic and therefore that they became available to the creditors of Mosaic generally. See "About Mosaic's Business—Servicing and Collection of Loans" for more information.

When you commit to purchase a Note, you must commit funds toward your purchase up to 90 days prior to the time when your Note is issued.

Each funding request for a solar project remains open for up to 90 days unless the funding request is fully-subscribed before the end of such period. Investors' commitments to purchase Notes are irrevocable. During the period between the time of your purchase commitment and the time when your Note is issued, you will not have access to the funds in your funding account. Because your funds do not earn interest while held in your funding account, the delay in issuance of your Note will have the effect of reducing the effective rate of return on your investment.

We have the ability to access the funds in the FBO account at any time.

Because the FBO account is a custodial account rather than an escrow account, we have the ability to access the funds in that account at our discretion, regardless of whether the funds have been committed to finance a solar project or the conditions for disbursing those funds to the Borrower have been satisfied. We have developed controls and procedures to ensure that funds held in the FBO account are used only for proper purposes, including limits on transfers out of the FBO account, limited access to the FBO account by our employees (with no more than three employees having access initially, each with a separate sign-in that requires a unique username and password and possession of a physical RSA token that generates unique access codes that change every minute), and a requirement that any outbound transfer be approved by two separate individuals. Notwithstanding such controls and procedures, there can be no assurance that an employee of Mosaic who seeks to misappropriate those funds will be unable to do so. At this time, we do not have a policy regarding reimbursement of investors for funds misappropriated from the FBO account. In addition, our ability to access these funds creates some uncertainty surrounding investors' access to their funds in the event we were in bankruptcy proceedings. See "In a bankruptcy or similar proceeding of Mosaic, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the funding account."

Our platform fee is assessed on the overall value of each investor's account, including cash.

Our platform fee is assessed on the overall value of each investor's account. Cash held in the investor's account, whether resulting from a payment on a Note or transferred into the account by the investor in anticipation of making new investments, will be subject to our fee to the same extent as outstanding balances on Notes (except for cash held in the account prior to the investor's first investment and cash committed toward the purchase of a Note that has not yet been issued). For example, if the entire cash balance of your account were invested in a Note bearing interest at 5.4% and payments on your Note were left in your account rather than being withdrawn or reinvested, then the assets in your account would earn a rate of return of 4.95% over the 114-month term of your Note.

The Borrower is permitted to prepay the Loan at any time without penalty. Borrower prepayments will extinguish or limit your ability to earn additional returns on a Note.

Prepayment by a Borrower occurs when a Borrower decides to pay some or all of the principal amount on the Loan earlier than originally scheduled. With most of the solar projects financed on our platform, including the Project, the Borrower may prepay all or a portion of the remaining principal amount at any time without penalty. Upon a prepayment of the entire remaining unpaid principal amount of the Loan, you will receive your share of such prepayment, but further interest will not accrue after the date on which the payment is made. If prevailing commercial loan rates decline in relation to the Note's effective interest rate, the Borrower may choose to prepay the Loan with lower-cost funds. If the Borrower prepays a portion of the remaining unpaid principal balance on the Loan, the term for repayment of the Loan will not change, but you will not earn a return on the prepaid portion. In addition, you may not be able to find a similar rate of return on another investment at the time at which the Loan is prepaid. See "The Offering—Description of the Notes" for more information.

Purchasers of Notes will not have the protection of a trustee, an indenture or the provisions of the Trust Indenture Act of 1939.

Because this offering is being made in reliance on the exemption from registration under Regulation A promulgated under the Securities Act, it is not subject to the Trust Indenture Act of 1939. Consequently, purchasers of Notes will not have the protection of an indenture setting forth obligations of the Company for the protection of Note holders or a trustee appointed to represent their interests.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the Loan may be adversely affected.

Because we are not a bank, we cannot belong to and directly access the Automated Clearing House ("ACH") payment network, and we must rely on an FDIC-insured depository institution to process our transactions, including payments of Loan Obligations and remittances to holders of the Notes. We currently use Wells Fargo Bank and Bridge Bank for these purposes, but may change banks at any time. Under the ACH rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments. We also rely on computer hardware purchased and software licensed from third parties to operate our platform. This purchased or licensed hardware and software may be physically located off-site, as is often the case with "cloud services." This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If we cannot continue to obtain such services elsewhere, or if we cannot transition to another processor quickly, our ability to process payments will suffer and your ability to receive payments on the Notes will be delayed or impaired.

We currently have no arrangement for backup servicing. If we fail to maintain operations, you will experience a delay and increased cost in respect of your expected Note payments, and we may be unable to collect and process payments from Borrowers.

We currently have no arrangement in place for backup servicing. If our platform were to fail or we became insolvent, we would attempt to transfer our servicing obligations to a third party backup servicer. However, if we have not entered into an arrangement for backup servicing prior to the time we become unable to continue servicing the Loan, there can be no assurance that we will be able to arrange for backup servicing on a timely basis, if at all. Moreover, to the extent we do have a backup servicing arrangement in place, there can be no assurance that this backup servicer will be able to adequately service the outstanding Loan Obligations. If this backup servicer assumes the servicing of the Loan, it may impose additional servicing fees, reducing the amounts available for payments on the Notes. Additionally, transferring these servicing obligations to our backup servicer may result in delays in the processing and recovery of information with respect to amounts owed on the Loan or, if our platform becomes inoperable, may prevent us from servicing the Loan and making Note payments. If our backup servicer is not able to service the Loan effectively, or if we are unable to make arrangements for backup servicing prior to an interruption in our servicing activities, investors' ability to receive payments on their Notes may be substantially impaired.

The Notes will not be listed on any securities exchange, and no liquid market for the Notes is expected to develop.

The Notes will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Notes, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend to offer any features on our platform to facilitate or accommodate such trading. Although the Notes by their terms are prepayable at any time without penalty, there is no obligation on our part to repurchase or otherwise prepay any Notes at the election of an investor. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market. Accordingly, you should be prepared to hold the Notes you purchase until they mature.

The U.S. federal income tax consequences of an investment in the Notes are uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our indebtedness for U.S. federal income tax purposes. As a result of such treatment, the Notes will have original issue discount, or OID, for U.S. federal income tax purposes because payments on the Notes are dependent on payments on the corresponding Loan Obligations. Further, a holder of a Note will be required to include the OID in income as ordinary interest income for U.S. federal income tax purposes as it accrues (which may be in advance of corresponding installment payments on the Note), regardless of such holder's regular method of accounting. This characterization is not binding on the IRS, and the IRS may take contrary positions. Any differing treatment of the Notes could significantly affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Accordingly, all prospective purchasers of the Notes are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Notes (including any possible differing treatments of the Notes).

The Notes could be treated as contingent payment debt instruments for U.S. federal income tax purposes.

The Notes could be subject to Treasury regulations under which they will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Should this occur, you may recognize interest income on the Notes significantly in excess of the effective interest payments received thereon. Also, under these Treasury regulations, a U.S. holder generally will recognize ordinary income, rather than capital gain, upon a sale, exchange, conversion, repurchase or redemption of a Note.

Our ability to make payments on a Note may be affected by our ability to match the timing of our income and deductions for U.S. federal income tax purposes.

Our ability to make payments on a Note may be affected by our ability, for U.S. federal income tax purposes, to match the timing of income we receive from a corresponding Loan and the timing of deductions that we may be entitled to in respect of payments made on the Notes that we issue. For example, if the Notes, but not the corresponding Loan, are treated as contingent payment debt instruments for U.S. federal income tax purposes, there could be a potential mismatch in the timing of our income and deductions for U.S. federal income tax purposes, which could affect our ability to make payments on the Notes.

If the Internal Revenue Service disagrees with our characterization of the Notes for tax purposes, our ability to make payments on the Notes could be adversely affected.

The IRS is not bound by our characterization of the Notes, and it could treat the corresponding Loan Obligations as a debt owed to Mosaic (with interest received being treated as taxable income to Mosaic) but treat the Notes as equity (with interest payments being treated as nondeductible). Were this to occur, Mosaic would have taxable income without an offsetting deduction, and the additional tax obligations owed by Mosaic would reduce the cash available for payment of the Notes. As a result, Mosaic could be unable to fully repay the Notes even if the corresponding Loan Obligations were repaid in full.

If the security of our investors' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

Our platform stores investors' bank information and other personally-identifiable sensitive data. Any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and solar power developers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose investors.

Any significant disruption in service on our website or in our computer systems could reduce the attractiveness of our platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided, owned, and operated by a third party (the "Hosting Provider"). We also maintain a backup system at a separate location that is owned and operated by a third party. Our Hosting Provider does not guarantee that our users' access to our website will be uninterrupted, error-free or secure. Our operations depend on our Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with our Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of our Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to service the Loan or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at a Hosting Provider facility. These factors could prevent us from processing or posting payments on the Loan or the Notes, damage our brand and reputation, divert our employees' attention, and cause users to abandon our platform.

Events beyond our control may damage our ability to maintain adequate records, maintain our platform or perform our servicing obligations.

If a catastrophic event resulted in our platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. Such events could include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures. We store back-up records in offsite facilities located in third-party, off-site locations. If our electronic data storage and back-up storage system are affected by such events, we cannot guarantee that you would be able to recoup your investment in the Notes.

Investors will have no control over Mosaic and will not be able to influence Mosaic corporate matters.

The Notes grant no equity interest in Mosaic to purchasers, nor do they give purchasers the ability to vote on or influence our corporate decisions. As a result, our stockholders will continue to exercise 100% voting control over all our corporate matters, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of the Company or its assets.

The Notes will not restrict our ability to incur additional indebtedness.

If we incur additional debt after the Notes are issued, it may adversely affect our creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of Mosaic. As discussed above, the financial distress, insolvency or bankruptcy of Mosaic could impair your ability to receive the installment payments you expect to receive on your Notes.

Our Investor Agreement limits your rights in some important respects.

When you sign up as an investor on the Mosaic platform, you are required to enter into our standard Investor Agreement, which sets forth your principal rights and obligations as an investor. To protect Mosaic from having to respond to multiple claims by investors in the event of an alleged breach or default with respect to a series of Notes, the Investor Agreement restricts investors' rights to pursue remedies individually in connection with such breach or default, other than claims alleging violations of federal securities laws by Mosaic or any of its officers or directors. Except in limited circumstances, such remedies may only be pursued by a representative designated by the holders of a majority-in-interest of such Notes.

In addition, under the Investor Agreement, Mosaic may require that any claims against it, other than claims alleging violations of federal securities laws by Mosaic or any of its officers or directors, be resolved through binding arbitration rather than in the courts. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision.

"Events of Default" under the Note are limited to narrow circumstances.

Under the Notes, Mosaic's bankruptcy or a similar event related to Mosaic's insolvency is deemed to be an Event of Default, upon which the entire outstanding principal balance of the Notes and all accrued and unpaid interest thereon will become immediately due and payable. In addition, Mosaic's failure to make a payment under the Notes within 60 days after such payment is due is also treated as an Event of Default, but such occurrence does not result in the entire principal balance of the Notes becoming due and payable. Other acts or omissions by Mosaic, that may represent breaches of contract, including Mosaic's failure to act in good faith in collecting Loan Obligations as required by the Investor Agreement, do not represent Events of Default under the Notes and do not result in the entire principal balance becoming due and payable.

We are not subject to the banking regulations of any state or federal regulatory agency.

Mosaic is not subject to the periodic examinations to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to period review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Volatility in the business environment for providers of products and services related to solar power could adversely affect our ability to make payments on our Notes.

Our business is dependent on products and services provided by wide array of third party developers, equipment suppliers, installers and service providers. In recent years, the business environment relating to solar power generation has been highly volatile and has been adversely affected by changes in government funding, tax incentives and foreign competition. Moreover, falling prices for natural gas, which is perceived as a "clean" alternative to other fossil fuels, may reduce demand for sources of renewable energy such as solar power. As a result, many companies doing business in the solar power industry have encountered significant financial difficulties or been forced to discontinue operations altogether. In the event such difficulties affect a company that is delivering important products or services to a solar project we have financed, the completion of the project or its ongoing operations could be jeopardized, which could result in a default in payments on the series of Notes related to that project.

Risks to our business could have an adverse impact on our ability to service the Loan or cause our business to fail altogether.

We face risks and uncertainties that affect our overall business operations. Any curtailment of our activities or failure of our business would result in a disruption in our ability to service the Loan, which could cause interruptions in the repayment of the Notes or, in the event we enter into bankruptcy proceedings, could result in uncertainties regarding your rights to repayment under the Notes. See "If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the amounts due and to become due on the Note" and "In a bankruptcy or similar proceeding of Mosaic, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the FBO account." Risks and uncertainties that may affect our financial condition and results of operations include the following:

- We have incurred net losses in the past and we expect to incur net losses in the future. Our net loss for the year ended December 31, 2011 was $202,541, and our net loss for the six months ended June 30, 2012 was $692,225. If we fail to become profitable in the future, that could impair the operations of our platform by limiting our access to working capital to operate the platform, and could ultimately result in our insolvency or bankruptcy.

- At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors and venture capital firms. To continue the development of our platform, we will require substantial additional funds. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

- The commercial lending market for asset-backed lending in general and lending to solar projects in particular is competitive and rapidly changing. Our principal competitors include major banking institutions and other energy finance companies. If our platform is successful, competitors with significantly greater resources, greater brand recognition, more extensive business relationships and longer operating histories than Mosaic could enter the market and begin competing with us. Competition could result in reduced volumes, reduced fees or the failure of our lending platform to achieve or maintain more widespread market acceptance.

- To succeed, we must increase transaction volumes on our platform by financing a large number of solar projects and attracting increasing numbers of investors to a novel and unfamiliar online investment platform. If we are not able to attract qualified solar projects and sufficient investor purchase commitments, we will not be able to increase our transaction volumes.

- Our future depends, in part, on our ability to attract and retain key personnel. Competition for highly skilled technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. The loss of key personnel and the process to replace any of our key personnel would involve significant time and expense, may significantly harm the quality of our service and may significantly delay or prevent the achievement of our business objectives.

At present, the Mosaic platform does not offer investors the ability to diversify their investments in the solar projects we finance, which increases the risk that an investor may lose his or her entire investment.

At present, the only Notes we are offering on our platform are those corresponding to the Project. Until such time as we are able to offer Notes in multiple series corresponding to different solar project, investors will not have the opportunity to invest in a diversified portfolio of Notes. If you invest all of your funds in a single solar project, your investment will involve greater risk than if you spread your investment among several projects. Comparing a $500 investment in a single Note with an investment of $100 in each of five Notes of different series, other things being equal, the probability of a default on the $500 Note is far greater than the probability that all five of the $100 Notes will go into default. Thus, if you concentrate your investment in a single series of Notes, you significantly increase the risk that you will lose your entire investment.

We have the discretion to waive late fees.

Our loan agreement with the Borrower entitles us to charge a late fee in the event the Borrower is late in making an installment payment on the Loan. This late fee is equal to the greater of 3.00% of the unpaid installment amount or $150.00, or such lesser amount as may be permitted by applicable law. Any such late fees are passed on to the holders of the corresponding Notes. However, in the event of a late payment, we may elect to waive the late fee for any reason. For example, we may waive the fee as an accommodation to a Borrower that is struggling to get current on its Loan payments. Because we do not receive any portion of the late fee, other than the small amount by which the payment of a late fee might increase our platform fees, we have little financial disincentive to waive such late fees.

Risks Related to Compliance and Regulation

If we are required to register under the Investment Company Act or became subject to the SEC's regulations governing broker-dealers, our ability to conduct our business could be materially and adversely affected.

The SEC heavily regulates the manner in which "investment companies" and "broker-dealers" are permitted to conduct their business activities. We believe we have conducted our business in a manner that does not result in Mosaic being characterized as an investment company or a broker-dealer, as we do not believe that we engage in any of the activities described under Section 3(a)(1) of the Investment Company Act of 1940 or any similar provisions under state law, or in the business of (i) effecting transactions in securities for the account of others as described under Section 3(a)(4)(A) of the Securities Exchange Act of 1934 (the "Exchange Act") or any similar provisions under state law or (ii) buying and selling securities for our own account, through a broker or otherwise as described under Section 3(a)(5)(A) of the Exchange Act or any similar provisions under state law. We intend to continue to conduct our business in such manner. If, however, we are deemed to be an investment company or a broker-dealer, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would affect our business to a material degree.

Increased regulatory focus could result in additional burdens on our business.

The financial industry is becoming more highly regulated. Legislation has been introduced recently by both U.S. and foreign governments relating to financial institutions and markets, including alternative asset management funds that would result in increased oversight and taxation. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our investors in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of commercial financing, which would adversely affect the viability of our platform.

Our business depends on a regulatory environment with favorable incentives for solar. Any policy changes that reduce available incentives for solar projects may affect our ability to finance such projects.

The economic viability of the solar projects we are financing is dependent upon federal, state, local and utility-based incentive programs. Federal programs include the investment tax credit ("ITC"), which functions as a 30 percent uncapped tax credit for residential solar systems under Section 25D of the Internal Revenue Code of 1986 (the "Internal Revenue Code") and commercial solar systems under Section 48 of the Internal Revenue Code. The ITC is in effect through December 31, 2016.

The Section 1603 program, created in 2009, allowed solar and other renewable energy developers to receive a direct federal grant in lieu of the ITC. The program, originally approved through the end of 2010, was extended for an additional year, and expired on December 31, 2011. A solar project may still be eligible for a Section 1603 grant if the developer has commenced construction by December 31, 2011, or if the developer has satisfied a "safe harbor" requirement by incurring 5% of the total project costs by the December 31, 2011 deadline. After the grant has been issued, it may be recaptured by the government if, within five years of the date the solar project is placed in service, any interest in the solar project or company is transferred to certain prohibited persons, the equipment ceases to be specified energy property (consisting of tangible property for which depreciation or amortization is allowable or the equipment is taken out of service (other than due to an "act of God"). Specified energy property includes only tangible property (not including a building or its structural components) for which depreciation, or amortization in lieu of depreciation, is allowable. If there are any changes in the solar project such that it is no longer defined as specified energy property, or ownership is transferred to another entity other than the SPE, the government may seek to recapture the value of the Section 1603 grant and potentially affect the SPE's ability to pay its Loan Obligations.

Solar power projects also qualify for various depreciation provisions under the Internal Revenue Code. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 includes provisions that allow companies to elect a 100 percent depreciation of eligible property through 2011 and a 50 percent bonus depreciation through 2012. With 100 percent depreciation, companies owning new qualified solar projects could depreciate 100 percent of the equipment placed in service from September 8, 2010 through December 31, 2011. For companies that place equipment in service after 2011, the bill contains a 50 percent bonus depreciation provision that companies can elect for qualifying property through December 31, 2012. Failure of the federal government to extend these policies beyond their expiration date may affect the economic viability of solar projects, reducing the pool of potential developers financing solar projects through our platform.

The price of solar equipment is determined in part by global supply and demand. Any shifts in national trade policy that increase component pricing may affect our ability to finance solar projects.

Recently, the U.S. Department of Commerce has imposed import tariffs on solar panels made in China. Although these tariffs have not had a significant effect on the solar equipment market to date, such tariffs could increase equipment prices, which would reduce the returns associated with owning solar installations and therefore weaken demand for solar power and for the financing of solar projects, which would likely have a material adverse effect on our business. Moreover, tariffs could be imposed retroactively, which would increase costs unexpectedly for projects that are underway or have already been built with equipment covered by the tariff.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Offering Circular regarding solar projects, Solar Customers, SPEs, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

- expected rates of return and interest rates;
- the attractiveness of our platform;
- our financial performance;
- regulatory developments; and
- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. We have included important factors in the cautionary statements included in this Offering Circular, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements contained in this prospectus. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Offering Circular completely and with the understanding that actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PLAN OF DISTRIBUTION

We will offer the Notes for purchase on our website at 100% of their principal amount. The Notes will be offered only by Mosaic through the Mosaic website, and there will be no underwriters or underwriting discounts. The offering will remain open for 90 days unless the offering becomes fully-subscribed before the end of the 90-day offering period or unless we otherwise decide to end the offering period early. If the offering becomes fully subscribed prior to the end of the offering period, the Notes will be issued on the first day of the next payment period set forth on the payment schedule set forth in this Offering Circular, beginning on page 39 (the "Payment Schedule"). If we have not received commitments for the purchase of the full amount of the Notes as of the end of the offering period, we may list the remaining Notes on our website at a later time.

The Loan will be funded prior to the offering period, and the Borrower's payment obligations under the Loan will commence the following month, regardless of whether the Notes have been issued. The Payment Schedule is based on the assumption that the Notes will be issued before the Borrower makes its first payment on the Loan. In the event we receive a payment on the Loan before the Notes are issued, the corresponding payment on the Notes will be eliminated from the payment schedule, and the aggregate amount of Notes offered hereby will be reduced by an amount equal to the principal repaid by the Borrower.

We will amend this Offering Circular in the event any of the information it contains becomes false or misleading in light of existing circumstances. In the event such an amendment becomes necessary, we will notify via email each investor who has made a commitment to purchase a Note and post a notice on the web page where the Notes are listed, in each case advising investors that a material amendment to the Offering Circular is pending. Once the amended Offering Circular has been qualified by the SEC and posted on our website, we will give each investor five days to withdraw his or her purchase commitment and will extend the offering period such that it remains open for at least 10 business days following the posting of the amended Offering Circular.

The Loan will be funded out of our working capital. We expect to fund the Loan prior to the commencement of the 90-day offering period relating to the Notes.

See "About Mosaic's Business—How Our Platform Operates—Financing Postings Available on the Mosaic Website" and "– Purchase of Notes" for more information.

USE OF PROCEEDS

We plan to use the proceeds of this offering to fund additional loans in connection with solar project financings and for working capital purposes. At present, we plan to fund future projects out of our working capital. In addition to the proceeds of this offering, our expected sources of working capital will consist primarily of (i) the proceeds of similar offerings, (ii) the proceeds of private placements of debt or equity securities, and (iii) revenues from operations. We are continuing to evaluate potential solar project financings to finance but have not identified any specific financings for which the proceeds of this offering would be used.

ABOUT MOSAIC'S BUSINESS

Overview

Mosaic operates an online "crowdfunding" platform through which investors may participate in the financing of solar projects through the purchase of Notes. In a typical solar project, the power generating equipment is leased to the Solar Customer or the power generated by the equipment is sold to the Solar Customer pursuant to a power purchase agreement ("PPA"). The owner of the project (the "Owner") typically holds the project's assets (including the right to receive payments under the lease or PPA) through a special purpose entity, or "SPE." Typically, when we finance a project through the sale of Notes, we make a loan to the SPE (sometimes referred to herein as the "Borrower") out of our working capital and subsequently offer Notes whose proceeds go toward out working capital. Payments on the Notes are dependent on Mosaic's receipt of corresponding payments on Mosaic's loan to the SPE (the "Loan"). The SPE's loan payment obligations ("Loan Obligations") are secured by the assets owned by the SPE in connection with the project, including the SPE's rights to receive payments under the lease or PPA.

The following diagram shows the structure of a typical solar finance arrangement:



Solar Customer
PPA Payments
Mosaic Investors
Note Investment
Note Repayment
Platform Fee
Mosaic Platform
Origination Fee
Loan
Security Interest
Loan Repayment
Project SPE
• PPA
• Power Generating Equipment

At present, our crowdfunding platform operates primarily online. Our registration, processing and payment systems are automated and electronic. We encourage the use of electronic payments as the preferred means to disburse funds to an SPE and to remit cash payments on outstanding Loan Obligations. We are not a bank and have no physical branches, and we do not take deposits or pay interest on investors' funds other than in connection with the Notes we issue. Our website provides detailed information about our platform, including our fees, the full text of our agreements with investors, and help pages. In addition to the customer support materials available on our website, we make additional customer support available to members by email and phone through our customer support team in Oakland, California.

We currently expect to earn revenue from two principal sources:

- a one-time origination fee charged to the developer of the solar project; and
- a monthly platform fee charged to investors based on the total value of unpaid principal of Notes in each investor's account and any cash in the account (subject to certain exceptions).

In addition to the fees listed above, in some circumstances we may charge fees to the SPE for (i) late payment, (ii) unsuccessful payment due to factors such as insufficient funds or (iii) processing of payments made by check. In addition, in the event we are required to take collection action with respect to unpaid Loan Obligations, we may deduct a collection fee from any amounts that are successfully collected before those proceeds are distributed to Note holders. See "How Our Platform Operates—Servicing and Collection of Loans."

Background

U.S. Photovoltaic Industry

Demand for photovoltaic (PV) power in the U.S. has grown significantly over the last few years, and is projected by the Solar Energy Industries Association (SEIA) to continue growing rapidly. According to SEIA, from 2005 to 2011, the U.S. PV market grew at an average annual rate of 64%, and SEIA has projected a compound annual growth rate of 30% between 2011 and 2015. According to market segment data from GTM Research, installed capacity of utility-scale PV projects more than tripled from 70 MW in 2009 to 242 MW at the end of 2010. As of the third quarter of 2011, utility-scale projects, which are projects of generally greater than 3MW in size with an electric utility energy purchaser, represented almost one-third of all installed PV in the U.S. Net-metered non-residential and residential projects have also grown significantly over the past two years, growing at an average annual rate of 86% and 44%, respectively, from 2009 to 2011. Net-metered non-residential projects include those located at customer facilities, such as municipal buildings, schools, hospitals and commercial enterprises. Net-metering laws encourage the adoption of solar power by compensating Solar Customers for excess power that is transmitted into the grid, in the form of a credit on future electricity bills.

For most solar projects, government subsidies are a critical component of both initial financing and investor returns. In the U.S., the most important government subsidy has been the investment tax credit, which entitles a solar equipment owner to a tax credit equal to 30% of qualified solar installation costs. There are some restrictions as to how the tax credit can be applied—for instance, for individuals tax credits may only be used to offset passive income (consisting of income from rental activity or a business in which the taxpayer does not materially participate)—whereas entities are permitted to offset all taxable income. To take full advantage of the tax credit, a solar investor must have tax liability that is at least equal to the credit amount, which makes solar projects only attractive to investors that are generating the right type of taxable income. Solar investors can capture the tax credit by acquiring direct ownership interests in solar projects or by investing in a fund that owns solar projects, referred to as a "tax equity fund."

In 2009, through the adoption of Section 1603 of the American Reinvestment and Recovery Act, Congress created a program under which the owner of a solar installation could receive a 30% cash grant in lieu of an investment tax credit. The Section 1603 incentive provided a much-needed stimulus to the solar industry, reducing the market's dependence on investors with tax liabilities that could be offset by the investment tax credit. Although the Section 1603 program expired on December 31, 2011, a project may still be eligible for a Section 1603 grant if the developer either commenced construction by December 31, 2011 or took advantage of a "safe harbor" under the program by incurring 5% of the total eligible project costs by the December 31, 2011 deadline. Many developers have safe-harbored significant amounts of project assets to preserve the incentives associated with the Section 1603 program well into 2013.

The economics of solar projects are also affected by the prices of PV panels and related electrical components, which have fallen dramatically over the last few years. According to industry research firm Clean Edge, the global average price of installed solar PV systems has dropped from $7.20 per watt in 2007 to $3.47 per watt in 2011. Prices continue to fall, though this may change due to changes in U.S. trade policy towards panels imported from China. On March 20, 2012, the U.S. Department of Commerce imposed import tariffs on solar panels made in China, ranging from 2.9% to 4.74%. Additional tariffs may be imposed if the Commerce Department finds that Chinese panel manufacturers have been "dumping" solar panels on world markets (i.e., selling them below cost).

Solar Power Finance

The solar finance industry is in the early stages of development. The combination of falling component prices and favorable incentive programs has stimulated growth of solar power in the U.S., but the supply of debt and equity financing for project development has been slow to catch up. GTM Research has estimated that, due to expected U.S. solar industry growth, there will be over $50 billion of financing needed for PV projects over the next five years.

Solar projects at residential locations or small or medium-size businesses are generally owned by an SPE (typically a limited liability company), which holds title to all of a project's assets (such as solar panels, inverters and racking systems), is entitled to a project's available federal and state incentives, and is party to the contractual rights and obligations arising out of project activities including the lease or PPA with the Solar Customer.

Solar projects, like other energy generating assets, are capital-intensive and require up-front financing to pay for construction and long-term ownership. Solar installations are considered long-term assets and are usually financed with a combination of government incentives and debt and equity capital. A few of the most common forms of debt financing for solar projects include:

- construction finance, used to make payments to an engineering, procurement and construction builder of a solar power system;

- term debt, which is provided to the SPE to finance the long term ownership of the solar power system, and is paid to the SPE upon interconnection of the project; and

- bridge loans, which are typically used to "bridge" the financing of a project until an SPE receives an Incentive Payment.

Because the up-front costs of solar power systems are high, instead of purchasing a system, many solar power customers prefer to lease their systems or enter into a PPA under which they purchase the system's electricity output from the SPE. Such leases or PPAs generate an ongoing payment stream from which lenders or investors who have financed the initial installation can obtain a return on their investment.

Some state and local governments and many foreign governments promote solar power generation through feed-in tariff programs. A feed-in tariff permits a private party to generate solar power (or other forms of renewable energy) for sale directly to the local electric utility at a predetermined price. This price is typically set at a level that ensures that the seller can earn a profit from the generation of power. The solar developer might install a rooftop PV system in the same fashion as it would under a more traditional lease or PPA arrangement, but enters into a PPA directly with the utility, while paying rent to the building owner for the right to maintain a the system on the building's roof.

The following diagram shows the structure of a typical solar finance arrangement:



Solar Customer
PPA Payments
Mosaic Investors
Note Investment
Note Repayment
Platform Fee
Mosaic Platform
Origination Fee
Loan
Security Interest
Loan Repayment
Project SPE
• PPA
• Power Generating Equipment

Sources of debt and equity for solar project finance have historically been volatile, influenced by changes in the economy, capital markets and government incentives for renewable energy. Between 2008 and 2010, solar finance was considerably constrained by the global economic recession, when sources of financing tied to investment tax credits were severely constrained and bank lending decreased dramatically. However, conditions have become more favorable for solar finance as the global economy has improved, with banks, private equity and other investors increasing their investments in the sector.

Debt financing for solar projects is provided by a limited number of commercial banks and specialty lenders. Because of relatively high transaction costs, banks generally focus on lending to large projects or portfolios of projects, where the total loan amount is over $10 million. Although certain banks and specialty lenders will lend to projects or portfolios in smaller amounts, demand for such financing is significantly greater than supply, and the resulting lending rates are often too high for most projects to utilize. Additionally, because the solar industry is relatively new in the U.S., few financial institutions have invested the resources to build a solar financing practice. Much of the financing in the market comes from so-called "specialty lenders"—typically small funds or high net worth individuals who specialize in solar investment. Tax equity financing has served an important role in solar project finance, providing up to 55% of project financing when coupled with other tax benefits such as accelerated depreciation. However, tax equity financing is directly dependent upon profitability and institutions that choose to use it to manage their tax liability, hence making it a less stable source of financing. According to GTM Research, prior to the recent global economic recession, approximately $6.1 billion of tax equity was available for investments in renewable energy. This fell to $1.2 billion in 2009, but rose again to $3.7 billion in 2010 as institutions improved their profitability.

Crowdfunding

Crowdfunding is a rapidly growing financing method involving the aggregation of capital from small investors using the Internet. As used herein, "crowdfunding" does not refer to the crowdfunding provisions of the Jumpstart Our Business Startups Act ("JOBS Act"), which was adopted in April 2012. The JOBS Act sets forth a regulatory regime under which companies will be permitted to raise capital through securities offerings to large numbers of small investors without registration with the SEC or the states, provided that such companies or their intermediaries follow certain safeguards and procedures designed to protect investors. The requirements under the JOBS Act regarding those safeguards and procedures will not apply to this offering.

Our Financing Model

Mosaic views solar finance through crowdfunding as an important new market opportunity. Mosaic believes that key drivers of crowdfunding for solar include:

- reduced project origination and financing request costs;
- lower interest rates for financing of solar projects;
- attractive returns for investors;
- the opportunity to promote renewable energy by investing in solar projects; and
- growing acceptance of the Internet as an efficient and convenient forum for investment transactions.

The Solar Project Development Process

A solar project's timeline can be divided into the following stages: Pre-Construction, Construction and Post-Interconnection.

Pre-Construction

During the Pre-Construction phase, the developer must commit working capital to sales and design costs. Additionally, the developer funds the process of:

- identifying a proper building site with a creditworthy Solar Customer;
- researching applicable state and federal incentive programs and understanding which incentives the project is qualified for;

- designing a system that generates enough energy (and therefore, revenue) to produce a return on investment;
- setting up the SPE; and
- securing vendor financing for the installation's components, such as PV panels, inverters and racking hardware.

Construction

Typically, the solar project developer will utilize a third-party engineering, procurement and construction service ("EPC") to install the system. During the Construction phase, the developer needs capital to pay the EPC, which typically comes from a construction loan or equity investments. Although the construction timeline may vary depending upon the system size and weather conditions, construction of a 200kW system typically takes one to two months.

Post-Interconnection

Following completion of construction, a utility company inspection will generally occur within one month, after which, provided the system passes inspection and the application documentation is approved, the solar project receives permission to operate and connect to the power grid. This step is typically referred to as "interconnection." At this point the solar power system begins commercial operation and the Solar Customer begins making payments to the SPE under the lease or PPA. Alternatively, under a feed-in tariff program offered by the local electric utility, the SPE will lease the rooftop space from the building owner and enter into a PPA directly with the utility.

Financing of Solar Projects

Initially, we intend to offer term financing, in which we make a loan to a Borrower having a repayment term of three to ten years, usually at a fixed interest rate. The proceeds of this loan may be applied toward the repayment of the project's construction loan or toward the refinancing of other term debt. The resulting Loan Obligations are secured by the assets owned by the SPE in connection with the solar project. Cash generated from the project's Incentive Payments and lease or PPA revenues are used to pay off the Loan Obligations, which are typically senior to the SPE's other financing obligations.

How Our Platform Operates

Mosaic Investor Account

To begin investing on the Mosaic platform, an investor must first register on our website and then create an investor account. Individual investors must be at least 18 years of age and a U.S. resident. When registering, the investor must agree to our platform rules and terms of use, including consent to receipt of disclosures electronically, and must agree to a tax withholding statement. The investor must also agree to our investor agreement, which governs all sales of our Notes to investors.

To create an account, an investor who is an individual must provide his or her name, address, email address and social security number, and either a state driver's license or state identification card number. An entity investor must provide the name of the entity, its address, the name and email address of a contact person, and the entity's taxpayer identification number. Before an investor may begin investing on our platform, the investor must agree to our rules, limitations, processes and procedures for originating, servicing and collecting Loans and for purchasing Notes through the Mosaic platform.

In addition, to purchase Notes, the investor must reside in a state where the Notes are registered or qualified. The Notes offered hereby may only be purchased by investors residing in California, Colorado, Nevada, New York or Oregon. Investors may also be required to satisfy minimum financial suitability standards. Investors residing in Colorado, Nevada and Oregon must have either (1) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (2) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings. In addition, no Oregon resident may not purchase Notes in an amount exceeding 10% of his or her net worth, exclusive of automobile, home and home furnishings. Investors in California who invest more than $2,500 in a project must have either (1) a minimum annual gross income of $65,000 and a minimum net worth of $250,000, exclusive of automobile, home and home furnishings, or (2) a minimum net worth of $500,000, exclusive of automobile, home and home furnishings.

Project Funding and Treatment of Investor Balances

Prior to purchasing Notes, investors must transfer funds to an account maintained on our platform, which we refer to as a "funding account." Investors place funds in their funding account by authorizing an electronic transfer using the ACH network from the investor's designated and verified bank account to the account we currently maintain at Wells Fargo Bank. This account is a pooled account titled in our name "for the benefit of" Mosaic investors, known as the "FBO account," and is a non-interest bearing demand deposit account. All funds to be applied to an investor's Note purchases are held in this FBO account, and all Note payments payable to the investor are deposited in the FBO account.

Investors have no direct relationship with Wells Fargo in connection with the FBO account. Mosaic is the trustee for the FBO account. In addition to outlining the rights of investors, the trust agreement provides that we disclaim any economic interest in the assets in the FBO account and also provides that each investor disclaims any right, title or interest in the assets of any other investor in the FBO account. No Mosaic funds are ever commingled with the assets of investors in the FBO account.

Under the FBO account, we maintain sub-accounts for each of the investors on our platform to track and report funds committed by investors to purchase Notes, as well as payments received from SPEs. These record-keeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the FBO account.

Heavy transaction volume into and out of the FBO account could increase the risk of bookkeeping and recordkeeping errors. Because our ACH payments flow through a large financial institution, there is an auditable trail of money movement, and in the case of a bookkeeping error, we believe we will be able to recreate transaction histories in order to correct the error. We maintain a sub-ledger with respect to the FBO account that records all movements of funds into and out of that account, which we periodically reconcile with our bank transaction history; initially, we will perform reconciliation daily by comparing the aggregate debits and credits in the FBO account with the aggregate debits and credits on our sub-ledger. We perform nightly backups of our entire system, including the sub-ledger.

The FBO account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that each investor's balance is protected by FDIC insurance up to the limits established by the FDIC, currently $100,000 per investor in the aggregate. Other funds the investor has on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Funds of an investor may stay in the FBO account indefinitely. Such funds may include:

- funds in the investor's sub-account never committed to purchase Notes;
- funds committed to the purchase of Notes for which the underlying financing has not closed; or
- payments received from us related to Notes previously purchased.

Upon request, we will transfer investor funds in the FBO account to an investor's verified bank account by ACH transfer, provided such funds are not already committed to the future purchase of Notes.

Evaluation and Pricing of Financing Opportunities

The financing of each solar project on the Mosaic platform generally commences with a project developer or owner requesting financing from Mosaic. The amount financed generally ranges from $50,000 to $1,000,000, and the term of the indebtedness generally ranges from three to ten years. Each solar project is financed through an SPE that is created for that project only and is not generally permitted to incur other indebtedness or obligations for any other purpose.

The interest rate we charge is based on negotiations with the Borrower, but the minimum interest rate we will agree to is based on our assessment of the risk in light of a specific set of underwriting criteria. Our underwriting criteria are divided into categories relating to repayment risk associated with the Borrower, technical risk associated with the project equipment, value of the project's assets as collateral, and regulatory and environmental risks, each of which is assigned a weighted score. If the overall score exceeds a certain level, we will decline to finance the project.

Our underwriting criteria are divided into two major categories, primary criteria and secondary criteria. These categories, in turn, are divided into subcategories based on the type of risk involved. Each subcategory is assigned a given number of points based on the risk associated with the project. Subcategories of primary criteria are given twice the weight of subcategories of secondary criteria.

Primary Criteria: lower risk = 2 points; medium risk = 4 points; higher risk = 6 points;

Repayment Risk (2-6 points):

1. Solar customer credit quality – lower risk solar customers have top credit ratings from established credit rating agencies.

2. Power purchase agreement (PPA) quality – a lower risk PPA has the following elements:

   - no ability by Solar Customer to terminate the agreement unless the Borrower is negligent

   - no ability for Solar Customer to curtail power purchases for more than a few days without reimbursing Borrower

   - a fixed rate electricity price with a fixed escalator—no floating rates

3. Incentive payment risk – lower risk projects have incentive payments with well-defined contracts between the Borrower and the incentive provider that are fully executed and require the incentive provider to pay the incentive.

4. Covenants – lower risk projects do not allow the project to be sold by the Borrower without Mosaic's consent.

5. Owner/SPE Risk – lower-risk Owners and SPEs have the following characteristics: experienced and reputable managers who have formerly managed projects according to standard industry practices, no inappropriate liens or contingent liabilities; properly motivated Owners (generally based on having made substantial cash investments in the SPE); entity structure that permits Mosaic to take over its assets and corresponding contracts and assume management of the Project in the event of foreclosure.

6. Building vacancy risk (if rooftop) – lower risk projects have a Solar Customer using on-site solar power whose remaining real estate lease tenor is longer than their PPA.

Technical Risk (2-6 points):

1. Panel quality and efficiency – Lower risk panels have peer reviewed third party technical verification and all major certifications from a third-party assessment organization such as Underwriter Laboratories.

2. Operation and maintenance – Lower risk projects have a top tier maintenance company whose management team has a solid reputation within the solar industry as well as significant experience in solar maintenance. Lower risk projects have an experienced Owner with a successful track record.

3. Strength and term of manufacturer and construction company warranties and guarantees – Lower risk for this category would have unambiguous wording as to when warranties are applicable, a low-cost and well-understood way to test for deficiencies, and coverage of incidental labor and transportation costs associated with any repair or replacement of Project equipment.

4. Credit quality of manufacturer and construction companies – Lower risk for this category would be for companies to be investment grade, have a strong balance sheet, positive earnings and cash flow, no material lawsuits pending, and a veteran management team.

Secondary Criteria: lower risk = 1 point; medium risk = 2 points; higher risk = 3 points.

Collateral Value (1-3 points): Lower risk projects would have the following:

1. Ease of system removal and reinstallation

2. Higher system resale values

3. Higher resale market strength.

Regulatory/Environmental Risk (1-3 points): Lower risk projects would have the following:

1. Strong and enforceable local and state regulatory frameworks

2. Lower weather variability, force majeure risk, and insurance cost/availability risk

Total Scores and Pricing Outcomes:

Score of 6 to 9 = lower risk
Interest rate: prime + 0-3%
Tenor: up to 15 years
Debt service coverage ratio: 1.15x – 1.35x

Score of 10 to 13 = medium risk
Interest rate: prime + 3-6%
Tenor: up to 10 years
Debt service coverage ratio: 1.25x – 1.45x

Score of 14 to 15 = higher risk
Interest rate: prime + 6-9%
Tenor: up to 5 years
Debt service coverage ratio: 1.35x – 2.00x

Score of 16+: decline to finance.

Risk Scoring for the Loan:

Repayment risk – 3 (lower risk): The Project has a PPA with an investment-grade utility, rated AA by Moody's and consequently judged by Moody's to be a "very low credit risk."

Technical risk – 2 (lower risk): The Project is using proven solar panel technology with guaranteed output and warranties that extend beyond the loan tenor.

Collateral value – 2 (medium risk): The solar panels may be costly to remove following foreclosure and they have uncertain resale value.

Regulatory/environmental risk – 2 (medium risk): The Project is located in a geographic region with unfavorable weather and potentially volatile insurance premiums.

Total risk score: 9 (lower risk)

As the Project is scored as lower risk, we were willing to offer an interest rate ranging from the prime lending rate to prime + 3%. At the time the terms of the Loan were negotiated, the prime lending rate was 3.25%.

Financing Terms

Loan Obligations are secured obligations of the Borrower. Loan Obligations are generally secured by a first lien security interest in the assets owned by the Borrower related to the solar project, including the Borrower's rights to receive payments from the Solar Customer under the lease or PPA. If a Borrower defaults on the Loan before the maturity date, Mosaic will, in its sole discretion, seek to sell the Project or take other actions to recover payment on the Loan Obligations. Any funds we recover as a result of such actions prior to maturity of the Notes will be paid to the holders of the Notes pro rata, net of any applicable collection fees.

Our payment obligations under the Notes are unsecured, and investors do not have a security interest in the corresponding Loan Obligations.

Loans may generally be prepaid in whole or in part at any time without prepayment penalty. In the case of a partial prepayment, we automatically reduce the outstanding principal, but the payments relating to Term Financing indebtedness is left unchanged, effectively reducing the term over which the Loan is repaid.

Purchase of Notes

Notes will be available for sale to investors who (1) reside in states in which the Notes are available for sale and (2) have funded their funding accounts with sufficient funds to make the desired investment. Once the offering of the Notes commences, the offering will remain open for up to 90 days, during which information relating to the offering and instructions for purchasing Notes will be available on our website. The Notes will be issued at the end of the listing period or on such earlier date as the offering is fully subscribed.

You may purchase a Note by opening the listing for the Project on our website and indicating the amount you wish to invest, subject to the maximum investment amount, if any, imposed by your state of residence. You will then be prompted to confirm your "order." After such confirmation, your order will represent your binding commitment to purchase the Note, provided the available funds in your funding account are sufficient to complete the purchase. From that point on, through the remainder of the listing period, the committed funds may no longer be withdrawn from your account or committed to other projects. Alternatively, you may indicate your intent to purchase a Note without having sufficient funds in your funding account, provided that (i) your commitment will become binding only at such time as your account has sufficient funds, and (ii) before that time, Mosaic may cut back the principal that is allocated to you in order to meet demand from other investors.

In the event we are required to amend this Offering Circular (e.g., as a result of material changes to the information contained herein), we will notify each investor who has made a commitment to purchase a Note and post a notice on the web page where the Notes are listed, in each case advising investors that a material amendment to the Offering Circular is pending. Once the amended Offering Circular has been qualified by the SEC and posted on our website, we will give each investor five days to withdraw his or her purchase commitment and will extend the offering period such that it remains open for at least 10 business days following the posting of the amended Offering Circular.

Upon issuance of a Note, the principal amount is transferred from the investor's funding account. Notes are issued electronically, in "book entry" form, by means of registration of each investor's ownership in our records.

Servicing and Collection of Loans

Following the purchase of Notes and the funding of the corresponding Loan, we will begin servicing the Loan. We will set up an automated accounting system to track payments received from the Borrower. We are responsible for billing, payment collection, debt status tracking, and all other tasks required to efficiently service the Loan. Payments by the Borrower are handled by automatic debiting of its bank account by ACH transfer. If the Borrower chooses to pay by check, we impose a $15.00 check processing fee per payment, subject to applicable law. We provide reports and other investor communications via electronic communication. We retain 100% of any check processing and other processing fees we receive to cover our costs.

When we receive a payment on the Loan, we will make an equivalent payment on the Notes. Loan payments by the Borrower are transferred to a clearing account in our name where they remain for up to 10 business days. Thereafter, we make payments on the Notes by transferring the appropriate funds to the FBO account and allocating amounts received on specific Loan Obligations to the appropriate investor's sub-account. An investor may transfer uncommitted funds out of the investor's Mosaic sub-account in the FBO account by ACH transfer to the investor's designated bank account at any time, subject to normal execution times for such transfers (generally two to three business days).

When a Loan is past due and payment has not been received, we contact the Borrower to request payment. After a 15-day grace period, we may, in our discretion, assess a late payment fee. The amount of the late payment fee is the greater of 3.00% of the unpaid payment amount or $150, or such lesser amount as may be provided by applicable law. This fee may be charged only once per late payment. Amounts equal to any late payment fees we receive are paid to holders of the Notes corresponding to the relevant Loan. We may choose not to assess a late payment fee when a Borrower promises to return a delinquent Loan to current status and fulfills that promise. We may also work with the Borrower to structure a new payment plan without the consent of any holder of the Notes corresponding to that Loan. Under the terms of our investor agreement, we are required to service and collect Loan Obligations in good faith, accurately and in accordance with industry standards customary for servicing comparable debt obligations.

Each time a payment request is denied due to insufficient funds in the Borrower's account or for any other reason, we may assess an unsuccessful payment fee to the Borrower in an amount of $35.00 per unsuccessful payment, or such lesser amount as may be provided by applicable law. We retain 100% of this unsuccessful payment fee to cover our costs incurred because of the denial of the payment.

If a Loan becomes more than 30 days overdue, we identify the Loan on our website as "Late (31-60 days)," and we refer the Loan to our in-house collections department, which will attempt to bring the Borrower current on its Loan Obligation. If the overdue Loan cannot be resolved in this fashion, then we will exercise our security interest and take possession of the assets of the project. In order to recover amounts due under the Loan, we will either take over the operation of the project and repay the Notes out of the revenues generated by the Project or sell the project assets and repay the Notes out of the proceeds of the sale.

Amounts equal to any recoveries we receive from the collection process are payable to investors on a pro rata basis, subject to our deduction of any applicable fees as described in the table below. Each investor's right to receive principal and interest payments and other amounts in respect of that Note is limited in all cases to the holder's pro rata portion of the amounts received by Mosaic in connection with the Loan, including, without limitation, all payments or prepayments of principal and interest, subject to fees and charges retained by Mosaic or a third party, as set forth in the table below.

Investors are able to monitor the payment status of a Loan as "current," "Late (15-30 days)," "Late (31-60 days)," "Late (61-90 days)," "Late (91-120 days)" or "Late (over 121 days)," but cannot participate in or otherwise intervene in the collection process.

Our normal collection process changes in the event of a Borrower's bankruptcy. When we receive notice of the bankruptcy, as required by law, we cease all automatic payments on the Loan and defer any other collection activity. The status of the Loan, which the relevant investors may view, switches to "bankruptcy." We next determine what we believe to be an appropriate approach to the Borrower's bankruptcy, including the filing of a proof of claim and attempts to obtain relief from stay to foreclose on the assets that secure the Loan. In the event of foreclosure, we will either remove the system or, if possible, collect payments directly from the Solar Customer under the lease or PPA. We may pursue additional relief beyond the proof of claim, depending upon certain factors including our view of the costs and benefits to Mosaic of any proposed action. Notwithstanding the foregoing, in the event of the Borrower's bankruptcy, if the Borrower has other creditors, the bankruptcy court may refuse to grant relief from stay to enable us to foreclose on the Borrower's assets. Moreover, if a mortgage lender to the Solar Customer has foreclosed on the Solar Customer's property, we may be unable to gain access to the premises to take possession of the equipment.

We are currently exploring options for backup servicing in the case of Mosaic's bankruptcy or an interruption to our operations that prevents us from servicing the Loan. No backup servicing arrangement is in place at present.

We currently have 14 full-time employees and are building technology infrastructure to allow us to sell Notes, provide customer service to investors, and originate, underwrite and service Loans efficiently and in compliance with applicable laws and regulations. We currently have three full-time employees responsible for the origination, underwriting and servicing of Loans, and seven employees responsible for building our technology platform.

Mosaic Fees

We charge investors a monthly platform fee that is based on a percentage of the total value of the unpaid principal of all Notes held by the investor and any cash in the investor's account, other than cash that has been committed toward the purchase of Notes that have not yet been issued. A new investor is not charged a platform fee until the first investment is made from that investor's account. Our platform fee is currently set at a rate equal to 0.2% per year, or approximately 0.0167% per month. The effect of our platform fee can be demonstrated by the following examples:

- If you invested the entire cash balance of your account in a Note bearing interest at 5.40% and withdrew all payments on your Note immediately upon such payments being disbursed to your account, then the assets in your account would earn a rate of return of 5.15% over the 114-month term of your Note (assuming no other activity in your account).

- If you made the same investment as above but did not withdraw any cash from your account, then the assets in your account would earn a rate of return of 4.95% over the 114-month term of your Note.

We reserve the right to change our platform fee rate at any time, provided that any increase in the rate will only affect cash in the account and the value of Notes purchased after the rate increase has taken effect.

The following table summarizes the fees that we charge and how these fees affect investors:

Description of Fee	Fee Amount	When Fee Is Charged	Effect on Investors
Origination fee	$21,000	The aggregate amount of this fee is withheld from payment of Loan proceeds to the Borrower	The origination fee is charged to the Borrower and will not affect the yield on the Notes
Platform fee	0.0167% of the total value of the unpaid principal of all Notes held by the investor and any cash in the investor's account other than cash committed toward the purchase of Notes not yet issued and cash held on behalf of new investors who have not yet purchased Notes.	Monthly	The fee will reduce the rate of return on each investor's account
Loan Obligation late fee	Assessed at our discretion; if assessed, the late fee is the greater of 3.00% of the unpaid installment amount, or $150.00, or such lesser amount as may be permitted by applicable law, and may be charged only once per late payment	At our discretion, when a Loan Obligation is past due and payment has not been received after a 15-day grace period	Amounts equal to any late payment fees we receive are paid to holders of the Notes corresponding to the relevant Loan Obligation
Loan Obligation unsuccessful payment fee	$35.00 per unsuccessful payment, or such lesser amount as may be provided by applicable law	May be assessed each time a payment request is denied, due to insufficient funds in the Borrower's account or for any other reason	We retain 100% of this unsuccessful payment fee to cover our costs incurred because of the denial of the payment
Loan Obligation collection fee	Only charged after a Loan Obligation becomes 31 days overdue if the collection agency or Mosaic is able to collect an overdue payment; collection fee is up to 35% or, in the event of litigation, the amount of our legal fees and costs, if greater	At the time of successful collection after a Loan Obligation becomes 31 days overdue	Collection fees charged by us or a third-party collection agency will reduce payments and the effective yield on the related Notes; collection fees will be retained by us or the third-party collection agency as additional servicing compensation
Check processing fee	$15.00 per check processed for any payments made by check	At the time a payment by check is processed	We retain 100% of this check processing fee to cover our costs

Investor Agreement

When an investor registers on the Mosaic platform, the investor enters into an Investor Agreement with us that governs the investor's rights and obligations in connection with their Note purchases. Under the agreement, we provide the investor the opportunity through the platform to review solar projects and participate in the financing of such projects through the purchase of Notes. Once the investor makes a purchase commitment, that commitment is irrevocable except in limited circumstances, as described above under "Purchase of Notes."

The agreement limits the investor's right to collect or attempt to collect from any Borrower or Solar Customer, directly or through any third party, any amount owing under any of the investor's Notes or on any of the Loan Obligations or lease or PPA payment obligations that correspond to the investor's Notes.

In the agreement, the investor acknowledges that the Notes are intended to be debt instruments issued by Mosaic that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Notes for tax, accounting, or other purposes, unless required by law. The investor also acknowledges that the Notes will be subject to the OID rules of the Internal Revenue Code, as described below under "Material U.S. Federal Income Tax Considerations—Taxation of the Notes—Taxation of Payments on the Notes."

Acknowledgments, Representations and Warranties

The agreement describes the limitations on payments on the Notes, and the investor acknowledges that, among other things:

- payment on the Notes, if any, depends entirely on the receipt of payments by Mosaic in respect of the corresponding Loan;

- Mosaic does not warrant or guarantee in any manner that the investor will receive all or any portion of the principal or interest the investor expects to receive on any Note or that the investor will realize any particular or expected rate of return; and

- the amount received on a Note, if any, is specifically restricted to payments made by Mosaic equal to the payments made by the Borrower in connection with the corresponding solar project.

Under the agreement, the investor represents and warrants to Mosaic that, among other things:

- the investor meets minimum financial suitability standards and maximum investment limits established for the Mosaic platform, as then in effect, for residents of the state in which investor resides and agrees to provide us with any additional documentation as we may require to verify such compliance;

- the investor has complied in all material respects with applicable federal, state and local laws in connection with the investor's execution and performance of the investor's obligations under the Investor Agreement; and

- the investor has the power and authority to enter into the Investor Agreement.

Under the agreement, Mosaic represents and warrants to the investor that, among other things, it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Note. Mosaic does not make representations with respect to the projects that are being financed through the sale of Notes, including whether the information provided regarding the Borrower and the Solar Customer for a listed project are true or whether the financing will be conducted as described in the project listing. However, the information Mosaic provides with respect to each project will be subject to the antifraud provisions of federal securities laws, such that any material misstatements or omissions could result in Mosaic's liability to investors.

Remedies

If we breach any of our representations and warranties and such breach materially and adversely affects an investor's interest in a Note, we agree to:

- cure the breach, if the breach is susceptible to cure;

- repurchase the Note; or

- indemnify and hold the investor harmless against all losses (including losses resulting from the nonpayment of the Note), damages, expenses, legal fees, costs and judgments resulting from any claim, demand or defense arising as a result of the breach.

We will determine, in our sole discretion, if a breach is susceptible to cure, whether to cure such breach, repurchase the Note or indemnify the investor with respect to the Note. If we elect to repurchase a Note, we will pay the investor an amount equal to the outstanding principal balance of the Note and accrued interest as of the date of repurchase.

To protect Mosaic from having to respond to multiple claims by investors in the event of an alleged breach or default with respect to a series of Notes, the Investor Agreement restricts investors' rights to pursue remedies individually in connection with such breach or default, other than claims alleging violations of federal securities laws by Mosaic or any of its officers or directors ("Securities Claims"). Except in limited circumstances, such remedies may only be pursued by a representative designated by the holders of a majority-in-interest of such Notes.

In addition, under the Investor Agreement, Mosaic may require that any claims against it, other than Securities Claims, be resolved through binding arbitration rather than in the courts. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision.

Servicing

The agreement provides that we will use good faith efforts to service and collect on the Loan Obligations.

The agreement also provides that we will service all Notes and all Loans both before and after default. Any amounts received by Mosaic on such Loans will be forwarded to the holders of the corresponding Notes. In servicing such obligations, we may, in our discretion, utilize affiliated or unaffiliated third party loan servicers, repossessors, collection agencies or other agents or contractors.

Mosaic and any third-party servicer servicing any such obligation shall have the right, without the investors' consent, subject to the foregoing servicing standard, to change the payment date or reduce the principal amount or the rate of interest or the place and manner of making payments on such obligations, or amend or waive any other term of such obligations, or charge off any obligations that Mosaic or a third-party servicer servicing the obligations deems uncollectible.

Investors will not receive unsuccessful payment fees or collection fees we or a third-party servicer or collection agency charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. We will pay investors any late fees we receive on Loan Obligations.

Platform Fee

The Investor Agreement authorizes us to deduct our platform fee from each investor's account each month. The fee is deducted from the cash balance in the investor account. If the investor has an insufficient cash balance to cover the platform fee for any month, the unpaid portion of that fee will be deducted from future payments on Notes that are transferred to the investor's account. See "Mosaic Fees."

THE OFFERING

We are offering $398,225 of Notes having a term of 114 months, beginning when the offering of the Notes commences. The Notes will be paid in monthly installments in variable amounts based on projected revenues generated by the Project. Based on the scheduled payments, the Notes will bear interest at the annual rate of 5.40%.

The Project

The Project is a 251 kW solar carport in Gainesville, Florida that has been in operation since May 2012. A solar carport consists of an array of canopies erected over a parking lot that provide shade while generating power through solar panels mounted on top of each canopy. The Project generates revenue by selling its electricity output to the Solar Customer at a fixed rate of $0.29 per kilowatt pursuant to a PPA. The PPA has a 20-year term.

The Owner of the Project, an individual solar developer, funded the original construction of the Project at a cost of $830,493. The Borrower is a limited liability company, wholly-owned by the Owner, that holds the Project's assets. The Solar Customer is Gainesville Regional Utilities, a municipally-owned utility located in Gainesville.

The Project's equipment consists of 1,036 Suntech solar modules and a single SMA inverter. The modules are subject to a 10-year manufacturer's warranty that guarantees that the modules' power output at not less than 90% of the modules' rated output. The inverter has a five-year manufacturer's warranty.

The estimated net revenue generated by the Project during the term of the Loan, based on the projected amount of power generated and expenses incurred during that period, is represented by the table set forth below. Actual amounts of net revenue generated by the Project may differ from the amounts set forth below. Our estimates regarding electricity generated and expenses incurred during each payment period are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Estimates regarding electricity generation are based on historical climate patterns. Climate patterns are inherently variable and difficult to predict, and if average cloud cover during the term of the Loan is greater than the historical averages, the actual amounts of electricity generated during the term of the Loan, and resulting revenues, will fall short of the amounts set forth below. In addition, the amount of electricity generated or expenses incurred by the Project could be adversely affected by unanticipated events resulting in damage to the power generating equipment, increases in insurance rates and other factors that are unpredictable and beyond our control. See "Risk Factors—Risk Relating to the Borrower and the Project."

Monthly Payment Period	Estimated Electricity Generated (kWh)[1]	Price per kWh	Estimated Gross Revenue	Estimated Expenses[2]	Estimated Net Revenue
1	16,575	$0.290	$4,807	$1,970	$2,837
2	16,575	$0.290	$4,807	$1,970	$2,837
3	16,575	$0.290	$4,807	$1,970	$2,837
4	27,625	$0.290	$8,011	$1,970	$6,041
5	27,625	$0.290	$8,011	$1,970	$6,041
6	27,625	$0.290	$8,011	$1,970	$6,041
7	38,482	$0.290	$11,160	$2,010	$9,150
8	38,482	$0.290	$11,160	$2,010	$9,150

[1] Based on average amount of sunlight during time of year and warranted performance of solar panels over their lifetime, assuming the Notes are issued on December 1, 2012.
[2] Expenses consist primarily of site lease payments, scheduled project maintenance, insurance, and administrative expenses such as billing, accounting and governmental filing costs.

Monthly Payment Period	Estimated Electricity Generated (kWh)[1]	Price per kWh	Estimated Gross Revenue	Estimated Expenses[2]	Estimated Net Revenue
9	38,482	$0.290	$11,160	$2,010	$9,150
10	27,487	$0.290	$7,971	$2,010	$5,961
11	27,487	$0.290	$7,971	$2,010	$5,961
12	27,487	$0.290	$7,971	$2,010	$5,961
13	16,492	$0.290	$4,783	$2,010	$2,773
14	16,492	$0.290	$4,783	$2,010	$2,773
15	16,492	$0.290	$4,783	$2,010	$2,773
16	27,487	$0.290	$7,971	$2,010	$5,961
17	27,487	$0.290	$7,971	$2,010	$5,961
18	27,487	$0.290	$7,971	$2,010	$5,961
19	38,290	$0.290	$11,104	$2,052	$9,053
20	38,290	$0.290	$11,104	$2,052	$9,053
21	38,290	$0.290	$11,104	$2,052	$9,053
22	27,350	$0.290	$7,931	$2,052	$5,880
23	27,350	$0.290	$7,931	$2,052	$5,880
24	27,350	$0.290	$7,931	$2,052	$5,880
25	16,410	$0.290	$4,759	$2,052	$2,707
26	16,410	$0.290	$4,759	$2,052	$2,707
27	16,410	$0.290	$4,759	$2,052	$2,707
28	27,350	$0.290	$7,931	$2,052	$5,880
29	27,350	$0.290	$7,931	$2,052	$5,880
30	27,350	$0.290	$7,931	$2,052	$5,880
31	38,098	$0.290	$11,049	$2,095	$8,954
32	38,098	$0.290	$11,049	$2,095	$8,954
33	38,098	$0.290	$11,049	$2,095	$8,954
34	27,213	$0.290	$7,892	$2,095	$5,797
35	27,213	$0.290	$7,892	$2,095	$5,797
36	27,213	$0.290	$7,892	$2,095	$5,797
37	16,328	$0.290	$4,735	$2,095	$2,640
38	16,328	$0.290	$4,735	$2,095	$2,640
39	16,328	$0.290	$4,735	$2,095	$2,640
40	27,213	$0.290	$7,892	$2,095	$5,797
41	27,213	$0.290	$7,892	$2,095	$5,797
42	27,213	$0.290	$7,892	$2,095	$5,797
43	37,908	$0.290	$10,993	$2,139	$8,854
44	37,908	$0.290	$10,993	$2,139	$8,854
45	37,908	$0.290	$10,993	$2,139	$8,854
46	27,077	$0.290	$7,852	$2,139	$5,713

Monthly Payment Period	Estimated Electricity Generated (kWh)[1]	Price per kWh	Estimated Gross Revenue	Estimated Expenses[2]	Estimated Net Revenue
47	27,077	$0.290	$7,852	$2,139	$5,713
48	27,077	$0.290	$7,852	$2,139	$5,713
49	16,246	$0.290	$4,711	$2,139	$2,572
50	16,246	$0.290	$4,711	$2,139	$2,572
51	16,246	$0.290	$4,711	$2,139	$2,572
52	27,077	$0.290	$7,852	$2,139	$5,713
53	27,077	$0.290	$7,852	$2,139	$5,713
54	27,077	$0.290	$7,852	$2,139	$5,713
55	37,718	$0.290	$10,938	$2,186	$8,752
56	37,718	$0.290	$10,938	$2,186	$8,752
57	37,718	$0.290	$10,938	$2,186	$8,752
58	26,942	$0.290	$7,813	$2,186	$5,627
59	26,942	$0.290	$7,813	$2,186	$5,627
60	26,942	$0.290	$7,813	$2,186	$5,627
61	16,165	$0.290	$4,688	$2,186	$2,502
62	16,165	$0.290	$4,688	$2,186	$2,502
63	16,165	$0.290	$4,688	$2,186	$2,502
64	26,942	$0.290	$7,813	$2,186	$5,627
65	26,942	$0.290	$7,813	$2,186	$5,627
66	26,942	$0.290	$7,813	$2,186	$5,627
67	37,530	$0.290	$10,884	$2,234	$8,649
68	37,530	$0.290	$10,884	$2,234	$8,649
69	37,530	$0.290	$10,884	$2,234	$8,649
70	26,807	$0.290	$7,774	$2,234	$5,540
71	26,807	$0.290	$7,774	$2,234	$5,540
72	26,807	$0.290	$7,774	$2,234	$5,540
73	16,084	$0.290	$4,664	$2,234	$2,430
74	16,084	$0.290	$4,664	$2,234	$2,430
75	16,084	$0.290	$4,664	$2,234	$2,430
76	16,084	$0.290	$7,774	$2,234	$5,540
77	16,084	$0.290	$7,774	$2,234	$5,540
78	16,084	$0.290	$7,774	$2,234	$5,540
79	16,084	$0.290	$10,829	$2,284	$8,545
80	16,084	$0.290	$10,829	$2,284	$8,545
81	16,084	$0.290	$10,829	$2,284	$8,545
82	16,084	$0.290	$7,735	$2,284	$5,451
83	16,084	$0.290	$7,735	$2,284	$5,451
84	16,084	$0.290	$7,735	$2,284	$5,451

Monthly Payment Period	Estimated Electricity Generated (kWh)[1]	Price per kWh	Estimated Gross Revenue	Estimated Expenses[2]	Estimated Net Revenue
85	16,084	$0.290	$4,641	$2,284	$2,357
86	16,084	$0.290	$4,641	$2,284	$2,357
87	16,084	$0.290	$4,641	$2,284	$2,357
88	16,084	$0.290	$7,735	$2,284	$5,451
89	16,084	$0.290	$7,735	$2,284	$5,451
90	16,084	$0.290	$7,735	$2,284	$5,451
91	16,084	$0.290	$10,775	$2,337	$8,438
92	16,084	$0.290	$10,775	$2,337	$8,438
93	16,084	$0.290	$10,775	$2,337	$8,438
94	16,084	$0.290	$7,696	$2,337	$5,360
95	16,084	$0.290	$7,696	$2,337	$5,360
96	16,084	$0.290	$7,696	$2,337	$5,360
97	16,084	$0.290	$4,618	$2,337	$2,281
98	16,084	$0.290	$4,618	$2,337	$2,281
99	16,084	$0.290	$4,618	$2,337	$2,281
100	16,084	$0.290	$7,696	$2,337	$5,360
101	16,084	$0.290	$7,696	$2,337	$5,360
102	16,084	$0.290	$7,696	$2,337	$5,360
103	16,084	$0.290	$10,721	$2,391	$8,330
104	16,084	$0.290	$10,721	$2,391	$8,330
105	16,084	$0.290	$10,721	$2,391	$8,330
106	16,084	$0.290	$7,658	$2,391	$5,267
107	16,084	$0.290	$7,658	$2,391	$5,267
108	16,084	$0.290	$7,658	$2,391	$5,267
109	16,084	$0.290	$4,595	$2,391	$2,204
110	16,084	$0.290	$4,595	$2,391	$2,204
111	16,084	$0.290	$4,595	$2,391	$2,204
112	16,084	$0.290	$7,658	$2,391	$5,267
113	16,084	$0.290	$7,658	$2,391	$5,267
114	16,084	$0.290	$7,658	$2,391	$5,267

The Loan and the Notes

The Loan has a principal amount of $398,225 and will bear interest at 5.40% per annum. The Loan has an initial term of 114 months, but may be extended for up to an additional three years. It is repayable in monthly installments and may be prepaid without penalty. The payments due at the end of each monthly payment period are set such that, if the actual amount of power generated by the Project and the actual expenses were equal to the estimated amounts, the Borrower's Debt Service Coverage Ratio would be 1.25. Debt Service Coverage Ratio is equal to the Borrower's net revenue after operating costs over a given period, divided by the payments due under its Loan Obligations over the same period.

Under the payment provisions applicable to the Loan, payments will not be made in the same amount each month but will fluctuate from month to month. This fluctuation is based on the projected power output of the Project—and thus, the projected revenues—from month to month. Power output is likely to be greatest during the summer months and least during the winter months. In addition, overall power output is expected to decline over the life of the Project due to the tendency of PV panels to lose efficiency over time.

The Notes will have a term and payment schedule that correspond to the term and payment schedule of the Loan. Payments on the Notes will be dependent on our receipt of corresponding payments on the Loan, and each payment on the Notes will be equal to the corresponding payment on the Loan. The Notes will bear interest at the annual rate 5.40%. Although the amount of each monthly payment will vary, if paid in full on a timely basis, the Notes will generate a rate of return equal to 5.40% over their 114-month term. When our platform fee is factored in, your actual rate of return will be between 4.95% and 5.20%. See "About Mosaic's Business—How Our Platform Operates—Mosaic Fees."

Payments due on the Loan and corresponding payments on the Notes following each monthly payment period are set forth on the table set forth below. Each holder of a Note will be entitled to a pro rata portion of the amount set forth under the column labeled "Corresponding Note Payment," less the applicable platform fee. In the event we receive a payment on the Loan before the Notes have been issued, the corresponding payment on the Notes will be eliminated from the payment schedule, and the aggregate amount of Notes offered hereby will be reduced by an amount equal to the principal repaid by the Borrower.

Pmt. No.	Est. Available Cash Flow	Contractually Required Loan Payment	Est. Loan Interest	Est. Loan Principal	Remaining Loan Principal Balance	Corresponding Note Payment	Note Payment Net of Platform Fee[3]
1	$2,837	$2,270	$1,792	$478	$397,747	$2,270	$2,203
2	$2,837	$2,270	$1,790	$480	$397,268	$2,270	$2,203
3	$2,837	$2,270	$1,788	$482	$396,786	$2,270	$2,203
4	$6,041	$4,833	$1,785	$3,048	$393,738	$4,833	$4,767
5	$6,041	$4,833	$1,772	$3,061	$390,676	$4,833	$4,767
6	$6,041	$4,833	$1,758	$3,075	$387,601	$4,833	$4,768
7	$9,150	$7,320	$1,744	$5,576	$382,025	$7,320	$7,255
8	$9,150	$7,320	$1,719	$5,601	$376,424	$7,320	$7,256
9	$9,150	$7,320	$1,694	$5,626	$370,798	$7,320	$7,257
10	$5,961	$4,769	$1,668	$3,101	$367,697	$4,769	$4,707
11	$5,961	$4,769	$1,654	$3,115	$364,583	$4,769	$4,708
12	$5,961	$4,769	$1,640	$3,129	$361,454	$4,769	$4,708
13	$2,773	$2,218	$1,626	$592	$360,862	$2,218	$2,158
14	$2,773	$2,218	$1,624	$595	$360,268	$2,218	$2,158
15	$2,773	$2,218	$1,621	$597	$359,671	$2,218	$2,158
16	$5,961	$4,769	$1,618	$3,151	$356,520	$4,769	$4,709
17	$5,961	$4,769	$1,604	$3,165	$353,355	$4,769	$4,710
18	$5,961	$4,769	$1,590	$3,179	$350,176	$4,769	$4,710

[3] Assumes that all payments on the Notes are withdrawn from each investor's FBO account or reinvested in other Notes. In the event such payments are kept in the FBO account, they will result in higher platform fees, and the Note payments net of platform fee will be correspondingly reduced.

Pmt. No.	Est. Available Cash Flow	Contractually Required Loan Payment	Est. Loan Interest	Est. Loan Principal	Remaining Loan Principal Balance	Corresponding Note Payment	Note Payment Net of Platform Fee[3]
19	$9,053	$7,242	$1,576	$5,666	$344,510	$7,242	$7,184
20	$9,053	$7,242	$1,550	$5,692	$338,818	$7,242	$7,185
21	$9,053	$7,242	$1,525	$5,717	$333,100	$7,242	$7,185
22	$5,880	$4,704	$1,499	$3,205	$329,895	$4,704	$4,648
23	$5,880	$4,704	$1,484	$3,220	$326,676	$4,704	$4,649
24	$5,880	$4,704	$1,470	$3,234	$323,441	$4,704	$4,649
25	$2,707	$2,166	$1,455	$711	$322,731	$2,166	$2,112
26	$2,707	$2,166	$1,452	$714	$322,017	$2,166	$2,112
27	$2,707	$2,166	$1,449	$717	$321,300	$2,166	$2,112
28	$5,880	$4,704	$1,446	$3,258	$318,042	$4,704	$4,650
29	$5,880	$4,704	$1,431	$3,273	$314,769	$4,704	$4,651
30	$5,880	$4,704	$1,416	$3,288	$311,482	$4,704	$4,651
31	$8,954	$7,163	$1,402	$5,762	$305,720	$7,163	$7,111
32	$8,954	$7,163	$1,376	$5,787	$299,933	$7,163	$7,112
33	$8,954	$7,163	$1,350	$5,814	$294,119	$7,163	$7,113
34	$5,797	$4,638	$1,323	$3,314	$290,805	$4,638	$4,589
35	$5,797	$4,638	$1,309	$3,329	$287,476	$4,638	$4,589
36	$5,797	$4,638	$1,294	$3,344	$284,131	$4,638	$4,590
37	$2,640	$2,112	$1,278	$834	$283,297	$2,112	$2,065
38	$2,640	$2,112	$1,275	$838	$282,460	$2,112	$2,065
39	$2,640	$2,112	$1,271	$841	$281,618	$2,112	$2,065
40	$5,797	$4,638	$1,267	$3,371	$278,248	$4,638	$4,591
41	$5,797	$4,638	$1,252	$3,386	$274,862	$4,638	$4,591
42	$5,797	$4,638	$1,237	$3,401	$271,461	$4,638	$4,592
43	$8,854	$7,083	$1,221	$5,862	$265,600	$7,083	$7,038
44	$8,854	$7,083	$1,195	$5,888	$259,712	$7,083	$7,039
45	$8,854	$7,083	$1,169	$5,914	$253,797	$7,083	$7,040
46	$5,713	$4,570	$1,142	$3,428	$250,369	$4,570	$4,528
47	$5,713	$4,570	$1,127	$3,444	$246,925	$4,570	$4,529
48	$5,713	$4,570	$1,111	$3,459	$243,466	$4,570	$4,529
49	$2,572	$2,058	$1,096	$962	$242,504	$2,058	$2,017
50	$2,572	$2,058	$1,091	$966	$241,538	$2,058	$2,017
51	$2,572	$2,058	$1,087	$971	$240,567	$2,058	$2,017
52	$5,713	$4,570	$1,082	$3,488	$237,079	$4,570	$4,530
53	$5,713	$4,570	$1,067	$3,504	$233,575	$4,570	$4,531
54	$5,713	$4,570	$1,051	$3,519	$230,056	$4,570	$4,531
55	$8,752	$7,002	$1,035	$5,967	$224,089	$7,002	$6,963
56	$8,752	$7,002	$1,008	$5,994	$218,096	$7,002	$6,964

Pmt. No.	Est. Available Cash Flow	Contractually Required Loan Payment	Est. Loan Interest	Est. Loan Principal	Remaining Loan Principal Balance	Corresponding Note Payment	Note Payment Net of Platform Fee[3]
57	$8,752	$7,002	$981	$6,021	$212,075	$7,002	$6,965
58	$5,627	$4,502	$954	$3,547	$208,528	$4,502	$4,466
59	$5,627	$4,502	$938	$3,563	$204,965	$4,502	$4,467
60	$5,627	$4,502	$922	$3,579	$201,385	$4,502	$4,467
61	$2,502	$2,001	$906	$1,095	$200,290	$2,001	$1,968
62	$2,502	$2,001	$901	$1,100	$199,189	$2,001	$1,968
63	$2,502	$2,001	$896	$1,105	$198,084	$2,001	$1,968
64	$5,627	$4,502	$891	$3,610	$194,474	$4,502	$4,469
65	$5,627	$4,502	$875	$3,627	$190,847	$4,502	$4,469
66	$5,627	$4,502	$859	$3,643	$187,204	$4,502	$4,470
67	$8,649	$6,919	$842	$6,077	$181,127	$6,919	$6,888
68	$8,649	$6,919	$815	$6,104	$175,023	$6,919	$6,889
69	$8,649	$6,919	$788	$6,132	$168,891	$6,919	$6,890
70	$5,540	$4,432	$760	$3,672	$165,219	$4,432	$4,404
71	$5,540	$4,432	$743	$3,688	$161,531	$4,432	$4,404
72	$5,540	$4,432	$727	$3,705	$157,826	$4,432	$4,405
73	$2,430	$1,944	$710	$1,234	$156,592	$1,944	$1,918
74	$2,430	$1,944	$705	$1,239	$155,352	$1,944	$1,918
75	$2,430	$1,944	$699	$1,245	$154,107	$1,944	$1,918
76	$5,540	$4,432	$693	$3,738	$150,369	$4,432	$4,406
77	$5,540	$4,432	$677	$3,755	$146,614	$4,432	$4,407
78	$5,540	$4,432	$660	$3,772	$142,842	$4,432	$4,407
79	$8,545	$6,836	$643	$6,193	$136,648	$6,836	$6,812
80	$8,545	$6,836	$615	$6,221	$130,428	$6,836	$6,813
81	$8,545	$6,836	$587	$6,249	$124,179	$6,836	$6,814
82	$5,451	$4,361	$559	$3,802	$120,377	$4,361	$4,340
83	$5,451	$4,361	$542	$3,819	$116,558	$4,361	$4,340
84	$5,451	$4,361	$524	$3,836	$112,722	$4,361	$4,341
85	$2,357	$1,885	$507	$1,378	$111,344	$1,885	$1,867
86	$2,357	$1,885	$501	$1,384	$109,959	$1,885	$1,867
87	$2,357	$1,885	$495	$1,391	$108,569	$1,885	$1,867
88	$5,451	$4,361	$489	$3,872	$104,697	$4,361	$4,342
89	$5,451	$4,361	$471	$3,889	$100,807	$4,361	$4,343
90	$5,451	$4,361	$454	$3,907	$96,901	$4,361	$4,344
91	$8,438	$6,751	$436	$6,315	$90,586	$6,751	$6,735
92	$8,438	$6,751	$408	$6,343	$84,243	$6,751	$6,736
93	$8,438	$6,751	$379	$6,372	$77,871	$6,751	$6,737
94	$5,360	$4,288	$350	$3,938	$73,933	$4,288	$4,275

Pmt. No.	Est. Available Cash Flow	Contractually Required Loan Payment	Est. Loan Interest	Est. Loan Principal	Remaining Loan Principal Balance	Corresponding Note Payment	Note Payment Net of Platform Fee[3]
95	$5,360	$4,288	$333	$3,955	$69,978	$4,288	$4,276
96	$5,360	$4,288	$315	$3,973	$66,005	$4,288	$4,276
97	$2,281	$1,825	$297	$1,528	$64,477	$1,825	$1,814
98	$2,281	$1,825	$290	$1,535	$62,942	$1,825	$1,814
99	$2,281	$1,825	$283	$1,542	$61,400	$1,825	$1,815
100	$5,360	$4,288	$276	$4,012	$57,389	$4,288	$4,278
101	$5,360	$4,288	$258	$4,030	$53,359	$4,288	$4,278
102	$5,360	$4,288	$240	$4,048	$49,311	$4,288	$4,279
103	$8,330	$6,664	$222	$6,442	$42,869	$6,664	$6,656
104	$8,330	$6,664	$193	$6,471	$36,397	$6,664	$6,657
105	$8,330	$6,664	$164	$6,501	$29,897	$6,664	$6,658
106	$5,267	$4,214	$135	$4,079	$25,817	$4,214	$4,209
107	$5,267	$4,214	$116	$4,098	$21,720	$4,214	$4,210
108	$5,267	$4,214	$98	$4,116	$17,603	$4,214	$4,210
109	$2,204	$1,763	$79	$1,684	$15,919	$1,763	$1,760
110	$2,204	$1,763	$72	$1,692	$14,228	$1,763	$1,761
111	$2,204	$1,763	$64	$1,699	$12,529	$1,763	$1,761
112	$5,267	$4,214	$56	$4,157	$8,371	$4,214	$4,212
113	$5,267	$4,214	$38	$4,176	$4,195	$4,214	$4,212
114	$5,267	$4,214	$19	$4,195	$0	$4,214	$4,213

If any of the scheduled payments is late, the Borrower will be liable for interest on that payment at the rate of 5.40% per annum, in addition to any late payment fee.

About the Borrower and the Solar Customer

The Borrower is a Florida limited liability company that is wholly-owned by the Owner. The Borrower was formed for the sole purpose of holding title to the assets and liabilities related to the Project and has no separate business operations or operating history. The Owner is an individual who has little prior experience developing or managing solar projects. The Owner has contracted administration of the Project to a company whose principals consist of the Owner and two other persons who have experience in project finance and investment banking but not in developing or operating solar projects. Accordingly, the success of the Project will be dependent on the general business experience of the Owner and his co-principals as well as the capabilities of the parties with which they contract for the ongoing operations and maintenance of the Project.

In connection with the Loan, we conducted a due diligence review relating to the Borrower. In the course of this review, we (i) reviewed the Borrower's cash and accounts receivable, (ii) verified that the Borrower did not own any assets unrelated to the Project, (iii) reviewed the Borrower's equity and (iv) reviewed the Borrower's liabilities and indebtedness.

As of the date when the Notes are issued, the Borrower is expected to have assets of $830,493 (consisting of the assets related to the Project) and liabilities of $398,225 (consisting of the Loan). Accordingly, on that date, the Owner's equity in the Borrower was $493,049.

The Solar Customer, Gainesville Regional Utilities, is an electric utility owned by the City of Gainesville, Florida. The Solar Customer's audited financial statements for the fiscal year ended September 30, 2011 are available at https://www.gru.com/Pdf/AboutGRU/10-11%20Financials.pdf. Its audited financial statements for the fiscal year ended September 30, 2010 are available at https://www.gru.com/Pdf/AnnualReport2010/GRU%202009-2010%20Financials%20Only.pdf. Its debt securities have received ratings of Aa2 by Moody's, AA by Standard & Poor's and AA- by Fitch. Moody's report is available at https://www.gru.com/Pdf/AboutGRU/Moodys0612.pdf. Standard & Poor's report is available at https://www.gru.com/Pdf/AboutGRU/S&P0612.pdf. Fitch's report is available at https://www.gru.com/Pdf/AboutGRU/Fitch0612.pdf. The foregoing financial statements, credit ratings and credit rating agency reports are publicly available on the Solar Customer's website. Mosaic played no role in the preparation of this information, has not verified the information and neither approves nor adopts the information.

Description of the Notes

The Notes are U.S. dollar denominated, are fully amortizing and are payable in variable monthly installments. We have no obligation to make any payments on the Notes unless, and only to the extent that, we have received payments on the related Loan, which, in turn, will be funded primarily by payments by the Solar Customer under the PPA relating to the Project.

Maturity

The Loan has an initial term of 114 months, and the Notes will mature 114 months after the date when they are first offered hereunder. If there are amounts owing to Mosaic in respect of the Loan at the initial maturity date, the term of the Notes will be automatically extended by three years, which we refer to as the "final maturity," to allow Note holders to receive any payments that we receive on the Loan after initial maturity. Any such payments will continue to bear interest at the rate of 5.40% per annum. However, because the Loan may be prepaid without penalty, and because we may, in our sole discretion and subject to our servicing standards, amend, modify or assign our rights under the Loan to a third party or charge off the Loan at any time after the 91st day of its delinquency, and because we generally charge off the Loan after it becomes more than one year past due, the Loan may never reach the final maturity date. Following the final maturity of a Note, the holder of that Note will have no right to receive any further payments from Mosaic even if the Borrower, under the corresponding Loan, or a bankruptcy trustee, subsequently remits payments to Mosaic or the servicer of the Loan.

Ranking

The Notes will be unsecured special, limited obligations of Mosaic. Mosaic will be obligated to make payments on the Notes only if and to the extent Mosaic receives installment payments from the Borrower on the corresponding Loan. Such payments, in turn, will be funded primarily by payments by the Solar Customer under the PPA relating to the Project. Payments on the Loan will be shared ratably among all owners of the Notes. In the event of a bankruptcy or similar proceeding of Mosaic, the relative rights of the holder of a Note as compared to the holders of other unsecured indebtedness of Mosaic with respect to payment from the proceeds of the Loan Obligations or other assets of Mosaic is uncertain. See "Risk Factors—If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the amounts due and to become due on the Note."

Payments and Paying Agents

Subject to the limitations described below under "Limitations on Payments," we will make installment payments on the Notes upon receiving payments in respect of the corresponding Loan, in accordance with the payment schedule for the Notes. The Notes will have a payment schedule providing for periodic payments over a term equal to the corresponding Loan, with the payment dates falling on the 10th business day after the due date for each installment of a payment on the corresponding Loan. *"Business Day"* means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which (1) the ACH System is closed or (2) banking institutions in San Francisco, California or New York, New York are authorized or obligated to close.

We request an ACH payment from the Borrower on the business day prior to the payment due date, and normally receive payment the following business day. A payment by the Borrower is initially deposited in our clearing account upon receipt and may not be distributed to the Note holder's funding account until as late as the 10th business day after the ACH payment was requested and the short return window for ACH funds has expired. Investors can review their account statements online and see that they have received payment on the Notes beginning on the 10th business day after the ACH payment was requested. The same process occurs upon maturity of the Note. Although payment under the Notes is made up to 10 business days after the applicable payment and maturity date, Mosaic treats the payment date and maturity date of the Note to be the same as the dates applicable to the corresponding Loan Obligations.

Limitations on Payments

Any amounts received on Loan Obligations will be forwarded by Mosaic to the holders of the Notes. Each Note holder's right to receive installment payments and other amounts in respect of that Note is limited in all cases to the holder's pro rata portion of the amounts received by Mosaic in connection with the corresponding Loan, including, without limitation, all installment payments, prepayments, partial payments, late payments or settlements, the proceeds from any foreclosure on collateral, or the proceeds from an assignment to a collections agent. To the extent we do not receive a required payment on a Loan, we will not make any payments on the Notes related to that payment (or the portion thereof that we do not receive, in the case of a partial payment), and a holder of a Note will not have any rights against Mosaic or the Borrower in respect of the Note or the Loan Obligations corresponding to such holder's Note.

In the event the Loan is serviced by a backup servicer, that servicer may charge a servicing fee on amounts collected. In addition, in the event we are required to pursue collection actions on the Loan, we may withhold a collection fee of up to 35% of amounts collected (or such greater amount of as we incur in legal fees and costs in the event of litigation). We will not pay you any unsuccessful payment fees or collection fees we or a third-party charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. We will pay you any late fees we receive on Loan Obligations. Any prepayments received on a Loan corresponding to Notes will be paid ratably to the Note holders.

The "*unsuccessful payment fee*" is a fee charged by Mosaic or a third-party servicer or collection agency when a payment request is denied or a check is returned unpaid for any reason, including but not limited to, insufficient funds in the Borrower's bank account or the closing of that bank account. The unsuccessful payment fee currently charged by Mosaic on Loan Obligations is $35 or such lesser amount permitted by law.

The Notes will mature on the initial maturity date, unless any scheduled payments in respect of the corresponding Loan remain due and payable upon the initial maturity date, in which case the maturity of the Notes will be automatically extended to the final maturity date and the unpaid portion of the Loan will accrue interest at the rate of 5.40% per annum. If we receive any payments from the Borrower after the final maturity date of a Note, we may retain 100% of these payments and will not be obligated to distribute those payments to Note holders.

Prepayments

To the extent that a Borrower prepays a Loan, holders of Notes related to that Loan will be entitled to receive their pro rata shares of the prepayment.

Notification Requirements

Under the Investor Agreement (described above), we agree to notify investors within 90 days after we become aware that we have breached our representations and warranties under the investor agreement and to notify them that we have elected to cure the breach or to repurchase the applicable Note. We keep investors apprised of the payment status of Loans by identifying Loans on our website as "current," "Late (15-30 days)," "Late (31-60 days)," "Late (61-90 days)," "Late (91-120 days)" or "Late (over 121 days)." Loans that become more than one year overdue are charged off and designated as such on our website. Investors are able to monitor the Loan corresponding to their Notes, but cannot participate in or otherwise intervene in the collection process.

If the terms of any Loan are modified, we will notify the Note holders via email of the material terms of the modifications of the Loan and the effect such changes will have on their Notes, including changes to payments they will receive under the Notes.

Denominations, Form and Registration

We will issue the Notes only in registered form and only in electronic form. This means that each Note will be stored on our website. You can view a record of the Notes you own and the form of your Notes online and print copies for your records by visiting your secure, password-protected webpage in the "My Account" section of our website. We will not issue certificates for the Notes. Investors will be required to hold their Notes through our electronic Note register.

The laws of some states in the U.S. may require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability of persons residing in such states to purchase Notes.

We will treat the investors in whose names the Notes are registered as the owners thereof for the purpose of receiving payments and for all other purposes whatsoever with respect to the Notes.

No Public Market

The Notes do not contain any provision restricting their transferability, other than a requirement that any transferee register as an investor with Mosaic. However, the Notes will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Notes. Mosaic will not facilitate or otherwise participate in the secondary transfer of any Note. There is no public market for the Notes, and none is expected to develop. Accordingly, you may be required to hold your Notes to maturity.

No Sinking Fund

The Notes are fully amortizing and will not have the benefit of a sinking fund.

Events of Default

The Notes provide that each of the following constitutes an "Event of Default" with respect to the Notes:

- our failure to make a payment under the Notes within sixty (60) days after such payment is due;

- a court of competent jurisdiction enters (i) a decree or order in respect of Mosaic in an involuntary case or proceeding under any applicable federal or state bankruptcy law ("Bankruptcy Law") or (ii) a decree or order for relief adjudging Mosaic bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of Mosaic under any applicable federal or state law, or appointing a custodian, receiver, liquidator, trustee or similar official for Mosaic or any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order for relief remains in effect or is unstayed and in effect for a period of 60 consecutive days; or

- (i) Mosaic commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (ii) Mosaic consents to the entry of a decree or order for relief in respect of Mosaic in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (iii) Mosaic files a petition, answer or consent seeking reorganization or substantially comparable relief under any applicable federal state law, or (iv) Mosaic (1) consents to the filing of such petition by, the appointment of, or taking possession by, a custodian, receiver, liquidator, trustee or similar official of Mosaic or of any substantial part of its property, or (2) makes an assignment for the benefit of creditors.

It is not a default or event of default under the terms of the Notes if we do not make payments when a Borrower does not make payments on the corresponding Loan. See "Risk Factors—Risks Related to the Borrower," for more information. An event of default with respect to one series of Notes is not deemed to be an event of default for any other series.

If any Event of Default relating to our bankruptcy or insolvency occurs and is continuing, at the option of the holders, the entire outstanding principal balance due under the Notes and all accrued and unpaid interest on the Notes will become immediately due and payable by us without further action or notice at the option of the holders.

Governing Law

The Notes will be governed by the laws of the State of California without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction.

Material Agreements Relating to the Project

Loan and Security Agreement

The Loan is represented by a Loan and Security Agreement between Mosaic and the Borrower (the "Loan Agreement"). Under the Loan Agreement, the Borrower is obligated to repay the Loan in monthly installments over 114 months. The Loan bears interest at the rate of 5.40% per annum. Each payment on the Loan is equal to a fixed percentage of Borrower's estimated net revenues under the PPA, as described under "The Loan and the Notes." The Loan may be prepaid at any time without penalty. The Loan is secured by a first lien security interest in all of the assets owned by the Borrower related to the Project, including the solar power generating equipment and the rights under the lease or PPA (the "Collateral").

The Loan Agreement requires the Borrower to (i) furnish Mosaic with annual and quarterly financial statements, (ii) make timely payment of all taxes, and (iii) maintain insurance on the power generating equipment, among other things. The Borrower is prohibited from (a) making any material changes to its business, (b) effecting a change in control, (c) incurring liens or otherwise disposing of the Collateral, (d) acquiring another business, (e) incurring other indebtedness or liens on the Collateral (other than as expressly permitted under the Loan Agreement), (f) making any investments or distributions other than as expressly permitted under the Loan Agreement, or (g) entering into transactions with affiliates, among other things.

Under the Loan Agreement, the Borrower represents and warrants that (i) the Loan does not conflict with the Borrower's operating documents, (ii) all of the assets are free and clear of liens and title conflict, (iii) the Borrower is not a party to any litigation, (iv) the Borrower has paid all taxes when due, and (v) all disclosures made by the Borrower to Mosaic are accurate and complete in all material respects.

Upon an Event of Default (as defined in the Loan Agreement), all unpaid principal and interest under the Loan becomes immediately due and payable. An "Event of Default" includes (i) the Borrower's failure to make a required payment when due, (ii) a material adverse change relating to the Collateral, the Borrower's business or the prospect of repayment of any portion of the Borrower's Loan Obligations, (iii) certain legal actions against the Borrower or the Collateral, (iv) insolvency proceedings involving the Borrower, (v) certain legal judgments against the Borrower, or (vi) a change in control involving the Borrower.

Power Purchase Agreement

Under the PPA, the Solar Customer has agreed to purchase all of the electricity output generated by the Project at a price of $0.29 per kWh. The Borrower will retain ownership of the solar power installation and will be responsible for all its operating expenses. The PPA has a term of 20 years, provided that the Borrower has the right to terminate the PPA at any time.

Under the PPA, the Solar Customer has no obligation to purchase electricity from the Borrower unless the Project is in compliance with approved interconnection requirements. The Borrower must provide documentation showing that design specifications of the Project adhere to applicable standards for distributed power generation facilities and PV facilities. The installer of the project must meet specified licensing and certification standards. The Borrower must provide certification that installation has received required local permits and inspections and that the equipment and installation have met applicable mechanical and electrical code requirements and been approved by local officials for operation.

The Borrower is required to provide staff to control and operate the Project in a manner consistent with the standards specified in the PPA. The Solar Customer has the right to periodically audit the Project for compliance with operational and interconnection requirements.

Operations and Maintenance (O&M) Agreement

Under the O&M Agreement, the SPE contracts with a technical service provider to maintain the solar installation. The O&M provider provides both scheduled and unscheduled maintenance and performance monitoring, and represents the SPE in negotiating issues relating to equipment warranties.

Management Agreement

The owner of a solar project typically engages a management company to manage the day-to-day operations of the project on behalf of the SPE. Tasks typically handled by the management company include billing, administration, reporting, oversight of tax preparation, customer relations, and coordination with the O&M provider on any technical issues that may arise.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth the material U.S. federal income tax considerations generally applicable to purchasers of the Notes. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder ("Treasury Regulations"), administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis, and could affect the U.S. federal income tax consequences described below.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a particular Note holder's circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the Notes. This discussion applies only to investors who hold the Notes as capital assets within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address U.S. federal income tax considerations applicable to Note holders that may be subject to special tax rules, such as:

- securities dealers or brokers, or traders in securities electing mark-to-market treatment;
- banks, thrifts or other financial institutions;
- insurance companies;
- regulated investment companies or real estate investment trusts;
- tax-exempt organizations;
- persons holding Notes as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;
- partnerships or other pass-through entities;

- persons subject to the alternative minimum tax;
- certain former citizens or residents of the United States;
- non-U.S. Holders (as defined below); and
- "U.S. Holders" (as defined below) whose functional currency is not the U.S. dollar.

As used herein, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Internal Revenue Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person. A "Non-U.S. Holder" is any beneficial owner of a Note that, for U.S. federal income tax purposes, is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding Notes, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by the partnership.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Taxation of the Notes

In General

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. Where required, we intend to file information returns with the U.S. Internal Revenue Service ("IRS") in accordance with such treatment unless there is a change or clarification in the law, by regulation or otherwise, that would require a different characterization of the Notes.

You should be aware, however, that the IRS is not bound by our characterization of the Notes and the IRS or a court may take a different position with respect to the Notes' proper characterization. For example, the IRS could determine that, in substance, each Note holder owns a proportionate interest in the corresponding Loan for U.S. federal income tax purposes or, for example, the IRS could instead treat the Notes as a different financial instrument (including an equity interest or a derivative financial instrument). Any different characterization could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a Note. For example, if the Notes are treated as our equity, (i) we would be subject to U.S. federal income tax on income, including interest, accrued on the corresponding Loan but would not be entitled to deduct interest or OID on the Notes, and (ii) payments on the Notes would be treated by the holder for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

A different characterization may significantly reduce the amount available to pay interest on the Notes. You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the Notes (including any possible differing treatments of the Notes).

The following discussion assumes that the Notes will be treated as our debt instruments that have OID for U.S. federal income tax purposes. Unless otherwise specified, the following discussion assumes that the Notes will not be subject to the rules governing contingent payment debt instruments.

Taxation of Payments on the Notes

You will generally be required to accrue OID income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting. If you hold a Note that has a maturity date of more than one year, you will be required to accrue OID income as ordinary interest income under a "constant yield method." Under this treatment, if a payment on a Note is not made in accordance with the payment schedule in respect of the corresponding Loan (for example, because of a late payment on the corresponding Loan), you will be required to include an amount of OID in taxable income as interest even if you have not received the actual payment from the corresponding Loan.

The Treasury Regulations governing OID provide special rules for determining the amount and accrual of OID for debt instruments that provide for one or more alternative payment schedules applicable upon the occurrence of contingencies. If the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the amount and accrual of OID is determined based on that payment schedule. In addition, under the applicable Treasury Regulations, remote and/or incidental contingencies may generally be ignored. A contingency relating to the amount of a payment is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant relative to the total expected amount of the remaining payments on the debt instrument. A contingency relating to the timing of a payment is incidental if, under all reasonably expected market conditions, the potential difference in the timing of the payment is insignificant.

We believe that the platform fee payable by a Note holder should be treated for U.S. federal income tax purposes as an offset against interest payable under the Notes, as a reduction in the yield on the Notes, with the Notes representing our indebtedness. If the IRS were to determine that, in substance, each Note holder owns a proportionate interest in the corresponding Loan for U.S. federal income tax purposes, and if the IRS were to determine that the Note holder paid us the platform fee for investment related services, then the IRS might also determine that the platform fee is an investment expense of the Note holder. If the platform fee were to be characterized by the IRS as an investment expense of a Note holder rather than being characterized as an adjustment to the yield on the Notes, then purchasers of Notes who are individuals would be able to deduct such platform fees only as a miscellaneous itemized deduction, deductible only to the extent in excess of two percent of adjusted gross income for a particular year.

The Notes provide for one or more alternative payment schedules because we are obligated to make payments on a Note only to the extent that we receive payments on the corresponding Loan. The payment schedule for each Note provides for payments of principal and interest on the Note in accordance with the payment schedule for the corresponding Loan. In addition to scheduled payments, we will prepay a Note to the extent that a Borrower prepays the Loan corresponding to the Note, and we will pay late fees collected on a corresponding Loan to the holders of the corresponding Note. Notwithstanding such contingencies, we intend to use the payment schedule of a Note to determine the amount and accrual of OID on the Note because we believe that a Note is significantly more likely than not to be paid in accordance with such payment schedule and/or the likelihood of nonpayment, prepayment or late payment on the Loan corresponding to such Note will be remote or incidental. If in the future we determine that the previous sentence does not apply to a Note, we anticipate that we will be required to determine the amount and accrual of OID for such Note pursuant to the rules applicable to contingent payment debt instruments, which are described below, and we shall so notify you.

OID on a Note will equal the excess of the Note's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a Note includes all payments of principal and stated interest on the Note under the payment schedule of the Note (net of the platform fee). The issue price of a Note will generally equal the principal amount of a Note.

The amount of OID includible in income for a taxable year is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year in which the holder held the Note. The daily portion of OID is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the product of such Note's adjusted issue price at the beginning of the accrual period and its yield to maturity (properly adjusted for the length of the period). We intend to use 30-day accrual periods. The adjusted issue price of a Note at the beginning of any accrual period should be its issue price, increased by the aggregate amount of OID previously accrued with respect to the Note, and decreased by any payments of principal and interest previously made on the Note (net of the platform fee). A Note's yield to maturity should be the discount rate that, when used to compute the present value of all payments of principal and interest to be made on the Note under the payment schedule of the Note (net of the platform fee), produces an amount equal to the issue price of such Note.

If a Note is paid in accordance with its payment schedule, the amount of OID includible in income is anticipated to be based on the yield of the Note determined net of the platform fee, which yield will be lower than the stated interest rate on the Note. As a result, you will generally be required to include an amount of OID in income that is less than the amount of stated interest paid on the Note.

Cash payments of interest and principal under the payment schedule on the Notes (net of the platform fee) will not be separately included in income, but rather will be treated first as payments of previously accrued but unpaid OID and then as payments of principal.

Sale, Retirement or Other Taxable Disposition of Notes

Upon the sale, retirement or other taxable disposition of a Note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, retirement or other taxable disposition and your adjusted tax basis in the Note. In general, your adjusted tax basis in the Note will equal your cost for the Note, increased by any OID and market discount previously included in gross income by you, as discussed below, and reduced by any payments previously received by you in respect of the Note.

Except as discussed below with respect to a Note subject to rules governing market discount or contingent payment debt instruments, your gain or loss on the taxable disposition of the Note generally will be long-term capital gain or loss if the Note has been held for more than one year and short-term otherwise. The deductibility of capital losses is subject to limitations.

Prepayments

If we prepay a Note in full, the Note will be treated as retired and, as described above, you will generally have gain or loss equal to the difference, if any, between the amount realized upon the retirement and your adjusted tax basis in the Note. If we prepay a Note in part, a portion of the Note will be treated as retired. Generally, for purposes of determining (i) your gain or loss attributable to the portion of the Note retired and (ii) your OID accruals on the portion of the Note remaining outstanding, the adjusted issue price, your adjusted tax basis, and the accrued but unpaid OID of the Note, determined immediately before the prepayment, will be allocated between the two portions of the Note based on the portion of the Note that is treated as retired. The yield to maturity of a Note is not affected by a partial prepayment.

Late Payments

As discussed above, late fees collected on Loan will generally be paid to you. We anticipate that any late fees paid will be insignificant relative to the total expected amount of the remaining payments on the Note. In such case, any late fees paid to you should be taxable as ordinary income at the time such fees are paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Nonpayment of Loan Corresponding to Note – Automatic Extension

In the event that we do not make scheduled payments on a Note as a result of nonpayment by the Borrower on the corresponding Loan, you must continue to accrue and include OID on a Note in taxable income until the maturity date. Solely for purposes of the OID rules, the Note may be treated as retired and reissued on the scheduled payment date for an amount equal to the Note's adjusted issue price on that date. As a result of such reissuance, the amount and accrual of OID on the Note may change. At the time of the deemed reissuance, due to nonpayment by the Borrower, we may not be able to conclude that it is significantly more likely than not that the Note will be paid in accordance with one payment schedule and/or that the likelihood of future nonpayment, prepayment, or late payment by the Borrower on the Loan corresponding to such Note will be remote or incidental. Accordingly, the Note may become subject to the contingent payment debt instrument rules (which are discussed in more detail below). In addition, in the event that a Note's maturity date is extended because amounts remain due and payable on the initial maturity date by the Borrower on the Loan corresponding to the Note, the Note likely will be treated as reissued and become subject to the contingent payment debt instrument rules. If we determine that a Note is subject to the contingent payment debt instrument rules as a result of such a reissuance, we will notify you and provide the projected payment schedule and comparable yield.

If collection on a Note becomes doubtful, you may be able to stop accruing OID on the Note. Under current IRS guidance, it is not clear whether you may stop accruing OID if scheduled payments on a Note are not made. You should consult your own tax advisor regarding the accrual and inclusion of OID in income when collection on a Note becomes doubtful.

Losses as a Result of Worthlessness

In the event that a Note becomes wholly worthless, you should generally be entitled to deduct your loss on the Note as a capital loss in the taxable year the Note becomes wholly worthless.

Potential Characterization as Contingent Payment Debt Instruments

Although we believe our intended treatment of a Note as our debt instrument that is not subject to the contingent payment debt instrument rules is reasonable, our position is not binding on the IRS or the courts and we cannot predict what the IRS or a court would ultimately decide with respect to the proper U.S. federal income tax treatment of the Notes. Accordingly, there exists a risk that the IRS or a court could determine that the Notes are "contingent payment debt instruments" because payments on the Notes are linked to performance on the corresponding Loan. If the Notes are characterized as contingent payment debt instruments, or in the future, if we conclude that a Note is subject to the contingent payment debt instrument rules, the Notes would be subject to special rules applicable to contingent payment debt instruments. If these rules were to apply, you would generally be required to accrue interest income under the noncontingent bond method. Under this method, interest would be taken into account whether or not the amount of any payment was fixed or determinable in the taxable year. The amount of interest that would be taken into account would generally be determined based on a hypothetical noncontingent bond, which is based on a "comparable yield" (generally, a hypothetical yield to be applied to determine interest accruals with respect to the Note, and which can be no less than the applicable federal rate) and a "projected payment schedule" (generally, a series of projected payments, the amount and timing of which would produce a yield to maturity on that Note equal to the comparable yield). Based on the comparable yield and the projected payment schedule, you will generally be required to accrue as OID the sum of the daily portions of interest for each day in the taxable year that you held the Note, adjusted to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Note. The daily portions of interest are determined by allocating to each day in an accrual period the ratable portion of interest that accrues in such accrual period. The amount of interest you may accrue under this method could be higher or lower than the stated interest rate on the Notes. In addition, any gain recognized on the sale, exchange or retirement of your Note will generally be treated as ordinary interest income, and any loss will be treated as ordinary loss to the extent of prior OID inclusions, and then as capital loss thereafter.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain payments on a Note (including interest and discount) and on proceeds of the sale of a Note if you are not an exempt recipient (such as a corporation). In addition, backup withholding (currently at a 28% rate) may apply to payments made to you if (a) you do not furnish or you have failed to provide your correct taxpayer identification number, (b) we have been instructed by the IRS to backup withhold because of underreporting (generally meaning that the IRS has determined and notified you that you have failed to report any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (c) in certain circumstances, you have failed to comply with applicable certification requirements or otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis. You should consult your tax advisor regarding the application of information reporting and backup withholding rules in your particular situation, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

ABOUT MOSAIC

Overview

Mosaic operates an online crowdfunding platform for financing solar projects. Through our platform, investors can support the growth of solar power generation while making investments with projected annual rates of return of between 5% and 10%, and developers of solar projects can obtain financing on more attractive terms than are available through traditional bank loans. These projected rates of return do not take into account risks that could affect the amount or timing of payments on Loans, such as risks relating to default by the SPE or Solar Customer, the failure of an SPE to receive an expected Incentive Payment, low power output on the part of a solar installation, or underperformance of solar equipment. See "Risk Factors." Our platform is described in greater detail under "About Mosaic's Business."

Mosaic was formed as a limited liability company in October 2010 and converted to a Delaware corporation in May 2011. Until recently, we have maintained an online platform through which users could contribute toward the funding of solar installations, in exchange for which they would be issued rights, which we call "tiles," entitling them to receive a share of the revenue generated by the solar installation, up to a maximum equal to the amount of their contribution. Repayment of tiles is funded by monthly solar lease payments made by the building owners. To date, we have raised almost $350,000 for solar projects through the sale of tiles.

In September 2012, we completed our first solar project financing on our platform involving an offering of interest-bearing notes, through which we raised $40,325. The notes were sold in a private placement under Regulation D.

Plan of Operation

Mosaic was founded in 2011 as a crowdfunding platform to enable small investors to promote the growth of rooftop solar power generation by participating in the financing of solar projects. To date, we have financed six solar projects totaling approximately $390,000 in financing. Until recently, investors on our platform have had the opportunity to receive returns equal to their original investment, but we have not been able to offer interest or other net gains due to applicable securities laws. To enable us to offer positive returns and thus broaden the appeal of our platform, we are undertaking an offering of Notes under Regulation A under the Securities Act, which permits issuers to make public offerings in limited dollar amounts, subject to regulatory requirements that are less onerous or costly than the requirements applicable to a registered public offering.

We expect to spend more than $3.5 million during the 12 months following the date of this Offering Circular. To date, we have funded our operations primarily through private financing transactions. In May, August and September 2012, we raised approximately $3.5 million through the sale of Series A Preferred Stock, of which approximately $2.7 million consisted of cash proceeds and the remainder consisted of cancellation of outstanding indebtedness. As we expand our platform through this offering, we expect to fund a growing proportion of our operating expenses through the generation of revenues through platform fees and origination fees. However, the revenues we expect to generate as a result of this offering will not be sufficient to cover all or most of our operating expenses during the foreseeable future.

In order to begin generating positive cash flow, we will be required to sell additional Notes in one or more new offerings. Although the recently-enacted JOBS Act contains provisions expanding the ways in which companies can offer and sell securities, including an increase in the limit applicable to Regulation A offerings from $5 million to $50 million, implementation of those provisions requires the adoption of new regulations by the SEC, and there can be no assurance that final adoption will occur before we have sold the maximum amount of securities we are permitted to sell in this offering. Should we seek to sell additional Notes prior to the adoption of such regulations, we will be required to register them under the Securities Act, a process that could involve significantly greater demands on our resources than an offering under Regulation A.

The proceeds of this offering will be applied to our working capital. We will also collect origination fees when we finance solar projects through third-party developers. We expect the revenues generated by projects financed through this offering, together with funds we have raised to date from private investors, to satisfy our cash requirements during the next 12 months. To remain in operation beyond that point, we will be required to raise substantial amounts of additional funds, which we plan to do through additional sales of preferred stock. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

We currently have 14 employees. In order to undertake the activities described in this Offering Circular, including development and maintenance of our platform, the servicing of Loans and the Notes, and the maintenance of customer service functions, will require us to develop significantly greater staffing and other resources than we have at present. See "Risk Factors—Risks Related to Mosaic and the Mosaic Platform—We have a limited operating history. As an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties" and "–Risks to our business could have an adverse impact on our ability to service the Loan or cause our business to fail altogether."

Marketing

We attract investors to our website, www.solarmosaic.com, through a variety of sources. We drive traffic through referrals from other parties (including online communities, social networks and marketers), and through search engine results. We are not dependent on any one source of traffic to our website. Mosaic has also developed strategic partnerships with several organizations with similar interests in promoting solar energy. These organizations, along with Mosaic, are working to build the global community solar movement in the name of fighting climate change and creating green jobs and cleaner sources of energy. We have relied on these partnerships' expertise in shaping our business plan and worked to leverage our relationships to market our online platform cost-effectively. We plan to look to the global community solar movement as a source of investors on Mosaic's online platform, as well as source of project leads for solar developers.

Technology

Our website and supporting services run on a cloud-based platform. We own, operate, and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control. In particular, a significant portion of the system is hosted by Amazon Web Services, or AWS, which uses multiple locations. AWS provides us with computing, storage capacity, and other services pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement without cause by providing 30 days written notice, and may terminate the agreement immediately upon notice to us for cause, including any material default or breach of the agreement by us. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. We also maintain backups at a separate region within our cloud infrastructure. We back up all customer data daily and replicate this data to a separate region within our cloud infrastructure via an encrypted connection.

We continuously monitor the performance and availability of our platform. We have a scalable infrastructure that utilizes standard techniques such as load-balancing and redundancies. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity to enable us to quickly respond to significant changes in demand.

We have written our own accounting software to process electronic cash movements, record book entries and calculate cash balances in our members' funding accounts. We process electronic deposits and payments by originating ACH transactions.

Our platform is designed and built as a highly scalable, multi-tier, redundant system. Our platform incorporates technologies designed to prevent any single point of failure within the infrastructure from taking the entire system offline. This is achieved by utilizing load-balancing technologies at the front-end and business layer tiers and clustering technologies in the backend tiers to allow us to scale both horizontally and vertically depending on platform utilization. We maintain a complete backup of our website and supporting services within a separate region of our cloud infrastructure in order to minimize service disruptions in the event of significant regional outages.

Data Integrity and Scalability

All sensitive data that is transmitted to and from our customers and service providers is transacted using a secure transport protocol. Communication of sensitive data via the web site to our customers is secured utilizing SSL 128-bit enabled encryption certificates provided by VeriSign and Thawte, Inc. Communication of sensitive data with our service providers is secured utilizing authenticated VPN, SSL 128-bit encryption and SSH protocols depending on the service providers' requirements. In the event of disaster, data is repeatedly stored securely within a separate region of our cloud infrastructure.

Access to the data and services by our employees is restricted based upon a least-privilege principle such that employees have access only to the information and systems needed to perform their function. Logging and monitoring of host systems is done in real-time to a centralized database with web based reporting and additional notification to the appropriate staff for any remediation.

Competition

There are a number of existing crowdfunding platforms, of which the leading platforms are offered by LendingClub and Prosper Marketplace. As of the date of this Offering Circular, LendingClub and Prosper Marketplace are registered to transact business with lenders in California, Colorado, Connecticut, Delaware, Georgia, Hawaii, Idaho, Illinois, Louisiana, Maine, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New York, Rhode Island, South Carolina, South Dakota, Utah, Virginia, Washington, Wisconson and Wyoming. LendingClub is also registered in Kentucky and West Virginia, and Prosper Marketplace is also registered in Alaska, Washington, D.C., Florida and Oregon. None of these crowdfunding platforms, however, focuses specifically on funding solar projects. In the solar space itself, investment groups such as Adam Capital provide financing.

In general, Mosaic faces competition from existing financial institutions that lend to solar developers, such as banks and specialty lenders. The commercial lending market for asset-backed lending in general and lending to solar projects in particular is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our platform. If the crowdfunding model achieves broad success, additional competitors are likely to enter the market. The crowdfunding provisions enacted under Title III of the JOBS Act, when fully implemented by the SEC, are likely to lower the barriers to entry and may draw a significant number of competitors into the marketplace.

Our principal competitors include major banking institutions and other energy finance companies. Competition could result in reduced volumes, reduced fees or the failure of our lending platform to achieve or maintain more widespread market acceptance, any of which could harm our business. If any of our principal competitors or any major financial institution decided to compete vigorously for our customers, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to compete with such companies and meet the need for innovation, the demand for our platform could stagnate or substantially decline.

Government Regulation

There are many levels of government regulations affecting our business. At the federal level, incentive programs such as the 1603 cash grant and the Investment Tax Credit both heavily influence project economics for solar developers. If these programs were eliminated, solar developers may not be able to finance their projects and Mosaic may have a diminished pool of developers seeking to finance solar projects on the Mosaic platform. See "About Mosaic's Business—Background—The U.S. Photovoltaic Industry."

Some states, including California, require nonfinancial companies such as Mosaic to obtain a finance lender's license as a condition to making commercial loans on a regular basis. We are in the process of applying for such a license in California and will not finance projects in California or other states where such licenses are required until we obtain the required license in each such jurisdiction.

Net-metering laws require utilities to give owners of grid-connected solar installations retail credit for any excess energy not used by the owner. These laws are important for facilitating the growth of photovoltaic installations because they allow system owners to monetize their savings immediately when a project goes live. Currently, the states of states of Alabama, Idaho, Mississippi, South Carolina, South Dakota, Tennessee and Texas do not require utilities to net-meter with renewable energy systems.

Local jurisdictions have diverse criteria for approving permits to install solar, and the process can be time-consuming and costly for developers. For example, a report in January 2011 by SunRun, a residential solar developer, stated that local permitting, inspection and utility interconnection processes can add more than $0.50/watt or $2,500 to the cost of a 5 kW installation, the equivalent of $1.0 billion in "hidden costs" of solar over the next five years. The U.S. Department of Energy is currently working with the Solar America Board for Codes and Standards to create guidance on how to streamline and expedite the permitting process for solar installations. If municipalities are successful in streamlining or even eliminating permitting for small-scale solar installations, installed costs could drop significantly to support better project economics for developers.

Employees

We currently have 14 full-time employees and no part-time employees.

Properties

Our headquarters are located in Oakland, California, where we currently lease 2,000 square feet of office space under a lease expiring in 2013.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth information regarding our directors, executive officers and key employees:

Name	*Age*	*Position(s)*
Daniel Rosen	26	Chief Executive Officer, Secretary and Director
William Parish	30	President, Treasurer and Director
Walter Steven Richmond	39	Chief Financial Officer
Gregory Rosen	40	Chief Investment Officer
Anthony Bako	34	Chief Technology Officer
Arthur Coulston	30	Vice President of Product
Nicholas Allen	34	Director
Danny Kennedy	41	Director

Daniel Rosen co-founded Solar Mosaic, LLC in December 2009 and has served as CEO and a member of our Board of Directors of Solar Mosaic, Inc. since May 2011. In the summer of 2010, Mr. Rosen was a Fellow at the Unreasonable Institute, which helped develop the idea for Solar Mosaic. From 2008 to 2009, Mr. Rosen led business development for Element Cleantech, an Israeli algae bio-diesel company. During this time he also studied at Pardes Institute, Hebrew University in Jerusalem and was a fellow at the PresenTense Institute. In 2007, Mr. Rosen was the Cleantech Coordinator for the Northern Arizona Center for Emerging Technologies, which incubated technology companies based in Northern Arizona. From 2003 through 2006, Mr. Rosen helped form and grow the Native Movement organization, which supported sustainable development and youth empowerment in Indigenous communities in the Southwest. Mr. Rosen was named to Forbes magazine's 30 under 30 list in the field of Energy.

William Parish co-founded Solar Mosaic, LLC in December 2009 and has served as President, Secretary and a member of our Board of Directors of Solar Mosaic, Inc. since May 2011. From 2007 to 2010, Mr. Parish developed a proposal to create a Clean Energy Corps to create 5 million green jobs, which influenced the American Recovery and Reinvestment Act; was a senior advisor to Earth Aid, a software company; co-founded Green Owl Records, a music label; consulted for Green For All and 1Sky, two climate change advocacy organizations; and co-authored *Making Good: Finding Meaning, Money & Community in a Changing World* (Rodale/Penguin). From 2003 to 2007, Mr. Parish was the co-founder and Coordinator of the Energy Action Coalition, a youth clean energy advocacy organization. Mr. Parish is an Ashoka Fellow

Walter Steven Richmond has served as our Chief Financial Officer since July 2011. Between January 2010 and July 2011, Mr. Richmond worked as a strategy consultant in the financial services industry. In January 2008, Steve co-founded DebtGoal.com, now called SavvyMoney.com, a consumer Internet service that helps its clients pay down debt. Mr. Richmond was the Chief Operating Officer at SavvyMoney until June 2009. Between September 2006 and January 2008, Mr. Richmond worked as a strategy consultant in the financial services industry. In 1999 Mr. Richmond co-founded SelectMinds, a provider of talent acquisition and social recruiting software, where he was Vice President of Sales and Marketing until April 2006. Mr. Richmond is a graduate of Princeton University.

Gregory Rosen has served as our Chief Investment Officer since June 2012. From June 2010 to June 2012, he was Vice President, Solar Finance, with Union Bank. From November 2007 to January 2010, he was Vice President, Project Finance, with Helio Micro Utility, Inc., a solar finance company. From April 2000 to November 2007, he served in various management roles with PowerLight Corporation a solar power company, and SunPower Corporation, a solar power company that acquired PowerLight in January 2007.

Anthony Bako has served as our Chief Technology Officer since February 2012. From November 2008 to December 2011, he was Vice President, Engineering, with the online educational services companies Cramster.com and Chegg Inc., which acquired Cramster.com in December 2010. From 1997 to 2008, he was Chief Technology Officer with GeniusLabs, Inc.

Arthur Coulston co-founded Solar Mosaic, LLC in December 2009 and has served as Vice President of Product since October 2011 and as Product Manager, Project Finance, from January 2010 to October 2011. From January 2008 to December 2009, Mr. Coulston was self-employed as a graphic designer and website developer. From January 2005 to January 2008, he was Internet Director with the Energy Action Coalition, a youth clean energy advocacy organization.

Danny Kennedy founded Sungevity, a provider of residential solar power systems, in 2007 and has served on its management team since that time. Previously, Mr. Kennedy was the Campaigns Manager for Greenpeace Australia Pacific. While with Greenpeace, he ran that organization's California Clean Energy Campaign, the success of which helped lead to the current California Solar Initiative.

COMPENSATION OF OFFICERS AND DIRECTORS

During the fiscal year ended December 31, 2011, our three highest-paid executive officers and directors earned an aggregate of $103,500 in cash compensation. During that year, these individuals did not receive any stock-based compensation or other non-cash compensation. However, they are eligible to participate in our 2011 Omnibus Equity Incentive Plan (the "Incentive Plan"), described below.

After December 31, 2011, one such individual was granted an option to purchase 550,000 shares of our Common Stock pursuant to the Incentive Plan at an exercise price of $0.006. The option vests monthly over a four-year period, subject to the individual's continuous employment or other service relationship with Mosaic. The option expires in January 2022.

2011 Omnibus Equity Incentive Plan

The Incentive Plan was adopted in May 2011. The plan provides for the issuance of up to 1,800,000 shares of common stock to employees, officers, directors and consultants of Mosaic or affiliated companies. The plan will terminate in May 2021. The plan provides for the grant of stock options, stock appreciation rights ("SARs"), restricted stock and other stock-based awards, as well as cash-based incentive awards.

Share Reserve

At present, an aggregate of 1,800,000 shares of our common stock are authorized for issuance under the Incentive Plan. Shares of our common stock subject to options that expire unexercised or otherwise terminate under the plan will again become available for grant under the Incentive Plan. The share reserve will be increased to the extent the board approves the assumption of another company's options or the issuance of substitute options to that company's service providers in the event of a merger or other reorganization transaction.

Administration

The Incentive Plan is administered by our board of directors, which may delegate administration authority to a committee. Subject to the terms of the Incentive Plan, the board is authorized to determine recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations described below, the board also determines the exercise price of options granted under the Incentive Plan.

Stock Options

Stock options may be incentive stock options (as defined in Section 422 of the Internal Revenue Code) or nonstatutory stock options. Options are granted pursuant to stock option agreements. Generally, the exercise price for an option may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the plan vest at the rate specified in the option agreement. In general, the term of an option granted under the plan may not exceed 10 years. Unless the terms of an option holder's option agreement provide for earlier or later termination, if an option holder's service relationship with us is terminated for any reason other than death or disability, the option holder may exercise any portion of the option that has vested as of the termination date for up to 90 days after termination, after which the option will terminate. In the event of termination due to death or disability, this post-termination exercise period is six months in the case of death or 12 months in the case of disability.

Acceptable forms of consideration for the purchase of our common stock under the Incentive Plan, to be determined at the discretion of our board of directors at the time of grant, include cash, the tendering of other shares of common stock or a "cashless exercise" in which a broker is given irrevocable instructions to sell the shares to be issued upon exercise of the option and apply the proceeds of the sale toward the payment of the exercise price.

Generally, an option holder may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, an option holder may designate a beneficiary who may exercise the option following the option holder's death.

Limitations

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options ("ISOs") that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory options. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless:

- the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and

- the term of any ISO award does not exceed five years from the date of grant.

Other Stock-Based Awards

The board has the right to grant other stock-based awards having such terms and conditions as the board may determine, including stock appreciation rights ("SARs"), restricted stock subject to vesting, unrestricted stock, and stock units. Since the adoption of the Incentive Plan, we have not granted any awards was adopted, we have not granted any stock-based awards other than stock options.

SARs. An SAR gives the holder the right to receive, upon exercise of the SAR, cash based on the fair market value of a given amount of Mosaic common stock less the grant price. The grant price must be not less than the fair market value of our common stock at the time of grant. Other terms and conditions of the SAR, including vesting or performance conditions, may be determined by the board.

Restricted Stock and Stock Units. Restricted stock consists of shares of our common stock that are subject to restrictions such as vesting. It may be granted for no consideration other than an amount equal to the par value of the shares, which may be deemed paid in the form of past services rendered. Stock units are similar to restricted stock but consist merely of the right to receive the value of a given number of shares rather than actual ownership in those shares. Vesting and other restrictions applicable to restricted stock or stock units are set by the board. Upon termination of the holder's service relationship, any unvested shares of restricted stock or stock units are forfeited.

Unrestricted Stock. Under the Incentive Plan, the board may grant unrestricted stock, which is not subject to vesting or any other restrictions, in consideration of past services rendered.

Adjustments

In the event of a stock split, reverse stock split or similar recapitalization event, the number and class of shares issuable under the plan and the exercise price of outstanding awards will be appropriately adjusted.

Merger, Liquidation or Other Reorganization

Under the Incentive Plan, special provisions apply in the event of a Corporate Transaction, which the plan defines as (1) the dissolution or liquidation of Mosaic, (2) a merger or other reorganization of Mosaic in which Mosaic is not the surviving entity, (3) a sale of all or substantially all of Mosaic's assets, (4) or any merger or other reorganization that results in any person or entity not affiliated with Mosaic owning 50% or more of the combined voting power of all classes of Mosaic's stock.

In the event of a Corporate Transaction, each holder of an option or SAR that is not assumed or replaced by substituted awards in the Corporate Transaction shall be given the opportunity to exercise the option or SAR immediately prior to the consummation of the Corporate Transaction to the extent it is exercisable at such time. Upon consummation of the Corporate Transaction, all options and SARs that have not been exercised shall terminate. Alternatively, the board may elect to buy out the outstanding stock-based awards for a price equal to the value of the consideration a holder of the underlying stock would receive in the Corporate Transaction, less the applicable exercise or grant price, if any. The board has discretion to accelerate the vesting or exercisability of any outstanding award, provided that any outstanding option that was granted prior to January 1, 2012 shall automatically become fully exercisable as of the date 15 days prior to the scheduled consummation of the Corporate Transaction.

In the event the holder of an award is subject to the "golden parachute" restrictions under Section 280G of the Internal Revenue Code, the award shall not become vested, exercisable or payable to the extent such right to vesting, exercise or payment, taking into account all other rights, payments or benefits in favor of the holder, would cause any benefit under the Incentive Plan to be considered a "parachute payment" that would result in a decrease in the overall after-tax proceeds and other benefits received by the holder. In such event, the shall have the right to designate rights, payments or benefits to be reduced or eliminated in order to avoid having the vesting, exercise or payment be treated as a parachute payment.

PRINCIPAL STOCKHOLDERS

Common Stock

The table below sets forth information as of July 31, 2012 with respect to beneficial ownership of our common stock by each of our executive officers, directors and beneficial owners of more than 10% of our outstanding Common Stock. This table includes shares of our Series FF and Series A Preferred Stock, each of which are convertible into common stock and vote together with our common stock on an as-converted basis. Except as otherwise noted, the address for each stockholder is c/o Solar Mosaic, Inc. 55 Harrison Street, Suite 300, Oakland, CA 94607.

Name	*Shares*	*Percent*
Daniel Rosen	2,000,000 (1)	26.9%
William Parish	2,000,000 (1)	26.9%
Nick Allen Spring Ventures, LLC 360 Pine Street, 7th Floor San Francisco, CA 94104	979,468 (2)	13.2%
James Sandler Four Embarcadero Center San Francisco, CA 94111	890,008	12.0%
Arthur Coulston	403,750 (3)	5.4%
Walter Steven Richmond	159,375 (4)	2.1%
Danny Kennedy	15,000 (4)	*
Gregory Rosen	4,050 (4)	*
Anthony Bako	–	–
All Directors and Officers as a Group	5,564,8976 (5)	72.9%

* Less than 1%.

(1) Includes 400,000 shares issuable upon conversion of Series FF Preferred Stock.

(2) Consists of shares of Series A Preferred Stock held by Spring Ventures, LLC. Mr. Allen is a general partner of Spring Ventures, LLC and a member of our Board of Directors.

(3) Includes 42,000 shares issuable upon conversion of Series FF Preferred Stock held by Mr. Coulston and 2,500 shares that will be issuable upon exercise of outstanding stock options within 60 days after July 31, 2012.

(4) Consists of shares that will be issuable upon exercise of outstanding stock options within 60 days after July 31, 2012.

(5) Includes 979,468 shares of Series A Preferred Stock and 400,000 shares of Series FF Preferred Stock. Also includes 185,508 shares of common stock that will be issuable upon exercise of outstanding stock options within 60 days after July 31, 2012.

Series FF Preferred Stock

The table below sets forth information as of July 31, 2012 with respect to beneficial ownership of our Series FF Preferred Stock by each of our executive officers, directors and holders of more than 10% of the outstanding shares of Series FF Preferred Stock. The address for each stockholder is c/o Solar Mosaic, Inc. 55 Harrison Street, Suite 300, Oakland, CA 94607.

Name	*Shares*	*Percent*
Daniel Rosen	400,000	47.5%
William Parish	400,000	47.5%
Arthur Coulston	42,000	5.0%
Walter Steven Richmond	–	–
Gregory Rosen	–	–
Anthony Bako	–	–
Nick Allen	–	–
Danny Kennedy	–	–
All Directors and Officers as a Group	842,000	100.0%

Series A Preferred Stock

The table below sets forth information as of July 31, 2012 with respect to beneficial ownership of our Series A Preferred Stock by each of our executive officers, directors and beneficial owners of more than 10% of the outstanding shares of our Series A Preferred Stock. Except as otherwise noted, the address for each stockholder is c/o Solar Mosaic, Inc. 55 Harrison Street, Suite 300, Oakland, CA 94607.

Name	*Shares*	*Percent*
Nick Allen Spring Ventures, LLC 360 Pine Street, 7th Floor San Francisco, CA 94104	979,468 (1)	30.7%
James Sandler 185 Edgewood Avenue San Francisco, CA 94117	890,008	27.9%
Josh Mailman Serious Change LP 3555 Timmons Lane, Suite 800 Houston, TX 77027	537,634	16.8%
Arthur Coulston	–	–
Walter Steven Richmond	–	–
Gregory Rosen	–	–
Anthony Bako	–	–
Danny Kennedy	–	–
All Directors and Officers as a Group	979,468 (2)	31.6%

---

(1) Consists of shares of Series A Preferred Stock held by Spring Ventures, LLC. Mr. Allen is a general partner of Spring Ventures, LLC and a member of our Board of Directors.

(2) Consists of 979,468 shares held by Spring Ventures, LLC.

Options

The table below sets forth information as of July 31, 2012 with respect to options granted pursuant to the Incentive Plan held by each of our executive officers and directors. Except for options granted pursuant to the Incentive Plan, no options, warrants or other rights to purchase our securities are held by any person.

Name	*Shares*	*Exercise Price*	*Expiration Date*
Dan Rosen	–	N/A	N/A
William Parish	–	N/A	N/A
Walter Steven Richmond	550,000	$0.006	1/15/22
	100,000	$0.006	4/17/22

Gregory Rosen	5,400	$0.006	3/21/22
	510,000	$0.12	7/24/22
Anthony Bako	250,000	$0.006	3/21/22
Arthur Coulston	30,000	$0.006	4/17/22
All Directors and Officers as a Group	1,445,400		

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Convertible Promissory Notes

Between December 2010 and January 2012 we sold an aggregate of $740,000 in convertible promissory notes ("Convertible Notes") to private investors. The Convertible Notes bore interest at 8% per year and were automatically convertible into Mosaic's Series A Preferred Stock at a price equal to the lesser of (a) 80% of the price per share at which Mosaic sold Series A Preferred Stock to new investors or (b) a price based on a specified maximum valuation of Mosaic (the "Valuation Cap") divided by Mosaic's outstanding shares (including, for such purpose, shares reserved for issuance under any stock option plan). Between December 2010 and September 2011, we issued an aggregate of $345,000 of Convertible Notes with a Valuation Cap of $3 million ("$3 Million Notes). Between October 2011 and January 2012, we issued an aggregate of $395,000 of Convertible Notes with a Valuation Cap of $5 million ($5 Million Notes).

The purchasers of the Convertible Notes included the following:

Name	Type of Convertible Note Purchased	Amount
Spring Ventures, LLC	$3 Million Note	$50,000
	$5 Million Note	$200,000
James Sandler	$3 Million Note	$100,000
	$5 Million Note	$100,000

Nick Allen, a member of our Board of Directors, is a general partner of Spring Ventures, LLC ("Spring"). In May 2012, the $5 Million Note held by Spring was amended to lower the Valuation Cap to $3.6 million.

Series A Preferred Stock Financing

In May 2012, we sold an aggregate of 3,195,473 shares of Series A Preferred Stock ("Series A Preferred") for a total purchase price of $2,506,739. The purchase price to new investors was $0.93 per share. The principal and accrued interest under the amended $5 Million Note held by Spring was converted into Series A Preferred at a price of $0.60934 per share, the principal and accrued interest under the remaining $5 Million Notes was converted at a price of $0.744 per share, and the principal and accrued interest under the $3 Million Notes was converted at a price of $0.50778 per share.

The purchasers of Series A Preferred included the following:

Name	Shares	Price per Share	Total Purchase Price
Spring Ventures, LLC	537,634	$0.93	$499,992.62
	105,697	$0.50778	$53,670.83
	336,137	$0.60934	$204,821.48
	979,468		**$758,491.93**

Name	Shares	Price per Share	Total Purchase Price
James Sandler	537,634	$0.93	$499,992.62
	211,956	$0.50778	$107,627.02
	140,418	$0.744	$104,471.00
	890,008		**$712,097.64**
Serious Change LP	**537,634**	$0.93	**$499,992.62**

Nick Allen, a member of our Board of Directors, is a general partner of Spring.

In connection with this transaction, Mosaic and the purchasers of Series A Preferred entered into an Investors' Rights Agreement and a Voting Agreement. The Voting Agreement was also signed by the principal holders of Mosaic's Common Stock.

The Investors' Rights Agreement grants the purchasers of Series A Preferred the right (i) to require us to register their shares with the SEC under certain circumstances, (ii) to participate in future financing transactions pro rata (including over-allotments), and (iii) to receive periodic financial information and to inspect our properties, examine our books and records and discuss our business affairs with members of our management.

The Voting Agreement provides that our Board of Directors shall consist of four directors, one of which shall be a person designated by Spring. At present, Mr. Allen is serving as Spring's designee. In addition, under the Voting Agreement, stockholders are required to vote in favor of any sale of Mosaic that is approved by Mosaic's Board and the holders of at least 60% of its outstanding Common Stock (including shares issuable upon conversion of Series A Preferred).

In August 2012 we sold an additional 430,103 shares of Series A Preferred at a purchase price of $0.93 per share, including 107,526 shares sold to James Sandler for a total purchase price of $99,999.18.

Executive Offer Letters

Walter Steven Richmond

In August 2011, we entered into an offer letter with our Chief Financial Officer, Walter Steven Richmond. The offer letter initially provided for a salary of $5,000 per month beginning on February 15, 2012, to be increased to $10,000 per month at such time as we raised at least $1 million in equity financing. Mr. Richmond's salary was adjusted to $10,833 per month following our sale of Series A Preferred Stock in May 2012. The offer letter also provided for Mr. Richmond to receive an option to purchase 550,000 shares of our Common Stock pursuant to the Incentive Plan at an exercise price equal to $0.01 per share, vesting monthly over a four-year period.

In the event of a Change in Control or the termination of Mr. Richmond's employment without Cause (each as defined in the offer letter), any options held by Mr. Richmond shall immediately become fully vested and exercisable. "Change in Control" is defined as (x) an acquisition of 50% or more of our voting securities, (y) a merger in which our stockholders immediately prior to the transaction do not retain majority control of the surviving entity or (z) a sale of substantially all of our assets, or our liquidation or dissolution. "Cause" is defined as (i) gross negligence or willful misconduct in the performance of one's duties resulting in material damage to Mosaic or its subsidiaries, (ii) willful, substantial and continuous failure to substantially perform one's reasonably-assigned duties, (iii) commission of any act of fraud with respect to Mosaic, (iv) conviction of or a plea of guilty or *nolo contendere* to a felony or any crime involving moral turpitude, or (v) violation of any confidentiality agreement with Mosaic.

Gregory Rosen

In June 2012, we entered into an offer letter with our Chief Investment Officer, Gregory Rosen. Under the offer letter, Mr. Rosen is entitled to a salary of $12,500 per month. The offer letter also provides for Mr. Rosen to receive an option to purchase 510,000 shares of our Common Stock pursuant to the Incentive Plan at an exercise price equal to the fair market value of our Common Stock, with 25% of the shares vesting one year after the commencement of employment and the remainder vesting in 36 equal monthly installments thereafter.

If, during the first year of Mr. Rosen's employment, we terminate his employment for any reason other than for Cause or he resigns for Good Reason (each as defined in the offer letter), then Mr. Rosen will be entitled to a lump sum severance payment equal to four months plus two weeks of base salary at the rate in effect on the date when his employment commenced.

"Cause" is defined as (i) failure to substantially perform one's assigned duties or responsibilities as directed or assigned by the Board of Directors after written notice describing in reasonable detail the failure to perform such duties or responsibilities and the employee having had the opportunity to address the Board regarding such alleged failures and his failure to remedy the same within 30 days after such notice, (ii) illegal conduct that was or is materially injurious to Mosaic or its affiliates, (iii) material violation of a federal or state law or regulation directly or indirectly applicable to the business of Mosaic or its affiliates, which was or is reasonably likely to be materially injurious to Mosaic or its affiliates, (iv) material breach of a confidentiality agreement or invention assignment agreement with Mosaic, or (v) conviction of or entry of a plea of *nolo contendere* to a felony or any material act of moral turpitude, dishonesty or fraud against, or the material misappropriation of material property belonging to Mosaic or its affiliates.

"Good Reason" is defined as Mr. Rosen's resignation within 30 days following the expiration of any Mosaic cure period (discussed below) following the occurrence of one or more of the following without Mr. Rosen's consent: (i) a material reduction in base salary other than in connection with a reduction applicable to the management team generally; (ii) a material change in the geographic location of Mr. Rosen's primary work location; (iii) a breach by Mosaic of the offer letter or any other agreement between Mr. Rosen and Mosaic that is approved by the Board of Directors where such breach materially and adversely affects Mr. Rosen; (iv) a material adverse change in Mr. Rosen's authority, duties or responsibilities unless Mr. Rosen remains a senior executive officer and is given such authority, duties and responsibilities as are consistent with such position; or (v) the Board's failure to approve Mr. Rosen's initial option grant prior to September 30, 2012. Notwithstanding the foregoing, under the offer letter, Mr. Rosen agrees not to resign for Good Reason without first providing Mosaic with written notice of the grounds for Good Reason within 90 days following the initial existence o such grounds and a reasonable cure period, but in no case more than 45 days, following the date when Mosaic receives such notice during which such condition must not have been cured.

PART F/S

SOLAR MOSAIC, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2012 (UNAUDITED) AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants

50 West San Fernando Street, Suite 600
San Jose, CA 95113-2433
ph: 408.200.6400
fx: 408.200.6401
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Solar Mosaic, Inc. and Subsidiary
Berkeley, California

We have audited the accompanying consolidated balance sheets of Solar Mosaic, Inc. and Subsidiary (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Solar Mosaic, Inc. and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP
ARMANINO McKENNA LLP

April 18, 2012

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of June 30, 2012 (Unaudited) and December 31, 2011

ASSETS	June 30, 2012 (Unaudited)	December 31, 2011
Current assets		
Cash and cash equivalents	$ 1,397,399	$ 227,523
Accounts receivable, net	-	9,042
Prepaid expenses and other assets	33,377	840
Total current assets	1,430,776	237,405
Property and equipment, net	318,944	223,065
Deposits	2,000	-
Total long term assets	320,944	223,065
Total assets	$ 1,751,720	$ 460,470
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 58,250	$ 45,376
Accrued expenses	28,527	25,320
Convertible promissory notes	-	530,000
Total current liabilities	86,777	600,696
Convertible promissory notes, non-current	-	-
Long-term debt	87,345	61,925
Total liabilities	174,122	662,621
Stockholders' equity		
Common stock, $0.0001 par value; 7,000,000 shares authorized, 3,408,000 shares and 0 shares issued and outstanding at December 31, 2011 and 2010, respectively	341	341
Additional Paid In Capital	465,051	-
Preferred stock, $0.0001 par value; 1,000,000 shares authorized Series FF convertible preferred stock: 842,000 shares designated, 842,000 shares and 0 shares issued and outstanding at December 31, 2011 and 2010, respectively	84	84
Preferred stock, $0.0001 par value; 3,485,799 shares authorized Series A preferred stock: 3,195,473 shares designated, 3,195,473 shares and 0 shares issued and outstanding	2,471,974	
Accumulated deficit	(1,359,852)	(202,576)
Total stockholders' equity	1,577,598	(202,151)
Total liabilities and stockholders' equity	$ 1,751,720	$ 460,470

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Six Months Ended June 30, 2012 (Unaudited) and the Years Ended December 31, 2011 and December 31, 2010

	Six Months Ended June 30, 2012 (Unaudited)	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	$ 104,372	$ 160,327	$ -
Operating expenses			
Research and development	357,138	170,967	-
Sales and marketing	178,569	67,206	-
General and administrative	238,092	107,252	35
Total operating expenses	773,799	345,425	35
Loss from operations	(669,427)	(185,098)	(35)
Interest income (expense), net	(485,710)	(15,843)	-
Loss before provision for income taxes	(1,155,137)	(200,941)	(35)
Provision for income taxes	2,139	1,600	-
Net loss	$ (1,157,276)	$ (202,541)	$ (35)

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholder's Equity

For the Six Months Ended June 30, 2012 (Unaudited) and the Years Ended December 31, 2011 and December 31, 2010

	Preferred Stock Series A		Preferred Stock Series FF		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance as of December 31, 2009	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	-	-	(35)	(35)
Balance as of December 31, 2010	-	-	-	-	-	-	-	(35)	(35)
Issuance of preferred stock			842,000	84	-	-	-	-	84
Issuance of common stock					3,408,000	342	-	-	341
Net loss	-	-	-	-	-	-	-	(202,541)	(202,541)
Balance as of December 31, 2011	-	$ -	842,000	$ 84	3,408,000	$ 342	$ -	$ (202,576)	$ (202,151)
Issuance of preferred stock, net of offering expenses of $34,765	1,860,211	1,695,094							1,695,094
Conversion of convertible promissory notes	1,335,262	776,880							776,880
Recognition of beneficial conversion feature of convertible promissory notes							465,051		465,051
Issuance of common stock									
Net loss								(1,157,276)	(1,157,276)
Balance as of June 30, 2012 (Unaudited)	3,195,473	$ 2,471,974	842,000	$ 84	3,408,000	$ 342	$ 465,051	$ (1,359,852)	$ 1,577,598

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flow
For the Six Months Ended June 30, 2012 (Unaudited) and the Years Ended December 31, 2011 and December 31, 2010

	Six Months Ended June 30, 2012 (Unaudited)	Year ended December 31, 2011	Year ended December 31, 2010
Cash flows from operating activities			
Net loss	$ (1,157,276)	$ (202,541)	$ (35)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	1,833	684	-
Non-cash interest expense	501,931		
Net changes in operating assets and liabilities			
Accounts receivable	9,042	(9,042)	-
Prepaid expenses and other assets	(34,537)	(840)	-
Accounts payable	12,874	45,376	-
Accrued expenses	3,208	25,320	-
Net cash used in operating activities	(662,925)	(141,043)	(35)
Cash flows from investing activities			
Purchase of property and equipment	(97,712)	(223,749)	-
Cash flows from financing activities			
Proceeds from convertible promissory notes	210,000	525,000	5,000
Proceeds from long term debt	25,420	61,925	-
Proceeds from issuance of preferred stock, net of offering expenses	1,695,094	84	-
Proceeds from issuance of common stock	-	341	-
Net cash provided by financing activities	1,930,514	587,350	5,000
Net increase in cash and cash equivalents	1,169,876	222,558	(218,784)
Cash and cash equivalents at beginning of year	227,523	4,965	-
Cash and cash equivalents at end of year	$ 1,397,399	$ 227,523	$ (218,784)
Supplemental disclosures of cash flow information			
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ 1,600	$ -
Conversion of notes and interest into preferred stock	$ 776,880	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Significant Accounting Policies

Organization

Solar Mosaic, Inc., formerly Solar Mosaic, LLC, was incorporated in Delaware on May 24, 2011. Solar Mosaic, LLC, a Colorado limited liability company was formed October 1, 2010. Solar Mosaic Development I, LLC, a wholly-owned subsidiary of Solar Mosaic Inc., was formed on June 29, 2011. Solar Mosaic, Inc. and its subsidiary (the "Company") were formed for the purpose of leasing and managing real property in connection with the development and management of solar projects.

Liquidity

The Company has incurred significant operating losses since inception. For the six months ended June 30, 2012 (unaudited), and for the years ended December 31, 2011 and 2010, the Company incurred net losses of $1,359,852, $202,541, and $35, respectively. For the six months ended June 30, 2012, and the years ended December 31, 2011 and 2010, the Company had negative cash flows from operations of $662,925, $141,043 and $35, respectively.

During the six months ended June 30, 2012, and the years ended December 31, 2011, and December 31, 2010, the Company raised a combined total of $740,000 through the issuance of convertible debt. During the six months ended June 30, 2012, the Company raised $2,471,974, net of issuance costs, through the issuance of its Series A Preferred stock financing which amount included the conversion of $776,880 of principal and accrued interest on the Company's convertible promissory notes. Management will continue to monitor the Company's cash position carefully and evaluate its future operating cash requirements with respect to its strategy, funding alternatives, business objectives and performance.

Principles of consolidation

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Solar Mosaic, Inc. and its subsidiary, Solar Mosaic Development I, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Periods presented

The financial statements for the six-month period ended June 30, 2012 are unaudited. All references to fiscal years refer to the twelve-month periods ending December 31, 2011 and 2010 have been audited.

1. Organization and Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such difference could affect the results of operations reported in future periods.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of June 30, 2012, and December 31, 2011, cash and cash equivalents consisted of cash deposited with banks. The Company places its cash and cash equivalents with high credit-quality financial institutions. The Company is exposed to credit risk in the event of default by these institutions to the extent the amount recorded on the balance sheet periodically exceeds the FDIC insured amounts. Periodically, such balances may be in excess of federally insured limits.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Solar panels and associated equipment are depreciated over 15 years, with depreciation beginning at the time they are interconnected with the power grid (utility). Office furniture and computer equipment are depreciated over 3 years. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized or charged to other income in the statement of operations.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount is reduced to fair value. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determination is made, as well as in subsequent periods. There was no impairment recorded or changes in estimated useful lives during the six months ended June 30, 2012, or the year ended December 31, 2011.

1. Organization and Significant Accounting Policies (continued)

Revenue recognition

Revenue primarily results from development revenue generated from the solar projects the Company has developed, and consulting revenue.

Development revenue represents grants received from a non-profit organization to fund the purchase and installation of solar equipment for specific projects. The Company accessed this grant money by invoicing the non-profit organization as a contractor on a per-project basis. Revenue is recognized upon invoicing. Consulting revenue is recognized upon completion of services.

Stock-based compensation

The Company measures and recognizes compensation expense for all share-based awards made to employees based on estimated fair values on the date of grant. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate and expected dividends.

Advertising expense

Advertising costs are expensed as incurred. The Company incurred $9,098, $1,440 and $0 in advertising expenses for the six months ended June 30, 2012, and the years ended December 31, 2011 and 2010, respectively.

Income taxes

The asset and liability method is used in accounting for deferred income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

The Company evaluates the tax positions taken in the course of preparing its tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company has adopted the accounting policy that interest and penalties relating to income taxes are classified as part of its income tax provision.

1. Organization and Significant Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy.

The Company had no assets or liabilities at December 31, 2011 and 2010 that required a fair value measurement.

2. Property and Equipment

Property and equipment consisted of the following as of:

	June 30, 2012 (Unaudited)	December 31, 2011
Solar equipment	$304,760	$216,179
Office furniture, computers and other	16,701	7,570
	321,461	223,749
Less accumulated depreciation and amortization	(2,517)	(684)
Property and equipment, net	$318,944	$223,065

Depreciation and amortization expense totaled $2,517, $684 and $0 for the six months ended June 30, 2012 and years ended December 31, 2011 and 2010, respectively. As of June 30, 2012, none of solar equipment was interconnected with the power grid, therefore no depreciation expense was recorded for such equipment.

3. Accrued Expenses

Accrued expenses consisted of the following as of:

	June 30, 2012 (Unaudited)	December 31, 2011
Employee related	$28,527	$ 9,477
Accrued interest on convertible promissory notes	-	15,843
Total accrued expenses	$28,527	$25,320

4. Convertible Promissory Notes

In the six months ended June 30, 2012, and the years ended December 31, 2011 and December 31, 2010, the Company issued convertible promissory notes totaling $210,000, $525,000 and $5,000, respectively. The convertible promissory notes had an 8% interest rate and maturity dates beginning in August 2013.

As defined in the convertible note purchase agreement, in the event that the Company issued and sold shares of preferred stock to investors on or before the maturity date in a financing with total proceeds to the Company of not less than $500,000 then the outstanding principal balance of these notes, together with any accrued but unpaid interest, would automatically convert in whole without any further action by the holders of the debt into the equity securities at a conversion price equal to the lower of (a) eighty percent of the price per share paid by the investors purchasing the equity securities and (b) depending on the particular convertible promissory note, a price per share based on a fully diluted, pre-money valuation of the Company ranging from $3,000,000 to $5,000,000 (the "Valuation Cap").

Pursuant to guidance provided in ASC 470-20-35 with regard to contingent beneficial conversion features, during the year ended December 31, 2011, the Company determined that although a beneficial conversion feature existed on the convertible notes, no amounts were recorded for this beneficial conversion feature because the conversion was contingent on the future financing and the terms of conversion were subject to change based on the amount and terms of the future financing.

In May 2012, all outstanding convertible promissory notes in the amount of $740,000 of principal and $36,880 of accrued interest were converted into 1,335,262 shares of the Company's Series A Preferred Stock. As a result, the contingency associated with the beneficial conversion feature was resolved. The intrinsic value of the beneficial conversion feature was determined to be $465,051 and was recorded to paid-in capital with an offset to interest expense for the period ended June 30, 2012.

5. Long-term Debt

As of June 30, 2012, and December 31, 2011, the Company had raised a total of $87,345 and $61,925, respectively, of zero-interest loans for three solar projects developed in California and Arizona through its platform. These loans will be paid back with future lease revenue generated from the Company's solar projects. These loans are not expected to be repaid before June 30, 2013, and therefore have been classified as long-term debt on the accompanying balance sheet. The imputed interest costs were deemed by management to be insignificant, and no interest expense is reflected in the accompanying statements of operations.

6. Commitments and Contingencies

Operating leases

The Company leases its office facilities under various non-cancellable operating leases that expire through December 15, 2012. Total rent expense for the six months ended June 30, 2012 and the year ended December 31, 2011, was $4,000 and $3,413, respectively.

Future annual minimum payments for the twelve months ending June 30 are as follows:

	Operating Leases
2013	$22,000

Legal proceedings

The Company has exposure to legal actions arising in the ordinary course of business. As of June 30, 2012, and December 31, 2011, the Company is not aware of any legal actions against it.

7. Stockholders' Equity

Preferred stock

At May 24, 2011, the Company was authorized to issue 1,000,000 shares of $0.0001 preferred stock, of which 842,000 of the authorized shares of preferred stock were designated as Series FF Preferred Stock. In May 2011, the Company issued 842,000 shares of Series FF Preferred Stock at $0.0001 per share in connection with the conversion of participant's membership interest in Solar Mosaic, LLC.

In May 2012, the Company amended its Certificate of Incorporation to authorize a total of 4,865,433 shares of preferred stock, $0.0001 par value per share, of which 842,000 shares were designated Series FF Preferred Stock and 4,023,433 shares were designated Series A Preferred Stock.

In May 2012, we sold an aggregate of 3,195,473 shares of Series A Preferred Stock ("Series A Preferred") for a total purchase price of $2,506,739.

The purchase price to new investors was $0.93 per share.

The Company also had three tranches of Convertible Notes outstanding that converted upon the May, 2012 Series A Preferred Offering. These tranches of Convertible Notes were originally issued as follows:

- Between December 2010 and September 2011, we issued an aggregate of $345,000 of Convertible Notes with a Valuation Cap of $3 million ($3 Million Notes).

7. Stockholders' Equity

Preferred stock (continued)

- Between October 2011 and January 2012, we issued an aggregate of $395,000 of Convertible Notes with a Valuation Cap of $5 million ($5 Million Notes).
- In January, 2012 we issued $200,000 of Convertible Notes with a Valuation Cap of $3.6M (Amended $5M Notes.)

The Convertible Notes bore interest at 8% per year and were automatically convertible into Mosaic's Series A Preferred Stock at a price equal to the lesser of (a) 80% of the price per share at which Mosaic sold Series A Preferred Stock to new investors or (b) a price based on the Valuation Cap divided by Mosaic's outstanding shares (including, for such purpose, shares reserved for issuance under any stock option plan).

The following table summarizes the number of Shares and Purchase Price for New Investors, as well as each tranche of outstanding Convertible Notes in our May 2012 Series A Preferred Offering:

Type of Investor	**Principal and Interest on May 14, 2012**	**Number of Series A Preferred Shares**	**Purchase Price Per Share**
New Investors	Not Applicable	1,860,211	$0.93
Holders of $5M Note	$203,420	273,414	$0.74
Holders of Amended $5M Note	$204,821	336,137	$0.61
Holders of $3M Note	$368,639	725,711	$0.51
Total		3,195,473	

Conversion

Each share of Series FF Preferred Stock is convertible at the option of the holder thereof into one share of common stock, subject to adjustment as discussed below. Any transfer of shares of Series FF Preferred Stock that is not (i) made in connection with an equity financing (an "Equity Financing") involving the sale of at least $1,000,000 of a new series of preferred stock ("Subsequent Preferred Stock") or (ii) authorized by a majority of the board of directors shall be deemed an election to convert such shares into common stock.

Each share of Series FF Preferred Stock, if purchased by an investor in an Equity Financing, shall automatically be converted into such number of shares of Subsequent Preferred Stock as are convertible into that number of shares of common stock which would be issuable upon conversion such share of Series FF Preferred Stock; provided, however, that shares of Series FF Preferred Stock that are subject to vesting restrictions may not be converted into Subsequent Preferred Stock.

7. Stockholders' Equity (continued)

Conversion (continued)

Each share of Series A Preferred Stock is convertible at the option of the holder thereof into one share of common stock, subject to adjustment as discussed below.

Each share of a series of preferred stock will be automatically converted into common stock upon either (i) the vote or written consent of the holders of a majority of that series of preferred stock or (ii) the closing of a firm commitment underwritten public offering registered on Form S-1 with aggregate gross proceeds of not less than $20 million.

The conversion ratio for the Series FF Preferred Stock and the Series A Preferred Stock shall be subject to appropriate adjustment for stock splits, stock dividends, combinations and the like. In the event of a reorganization or recapitalization that affects the common stock but not such preferred stock, each share of such preferred stock shall become convertible into the kind and amount of securities, cash and other property that a holder of the common stock issuable upon conversion of such share would have been entitled to receive in such reorganization or recapitalization.

The conversion ratio for the Series A Preferred Stock shall also be subject to adjustment on a broad-based, weighted average basis in the event of the issuance (or deemed issuance) of common stock for a price less than the original issue price of the Series A Preferred Stock, subject to exception for issuances (or deemed issuances) of common stock pursuant to equity compensation plans approved by the Board of Directors and other customary exceptions.

Dividends

The holders of the Series A Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, prior and in preference to the holders of common stock or Series FF Preferred Stock, dividends in the amount of $0.0744 per share. Furthermore, no dividend may be paid on the common stock or Series FF Preferred Stock unless a dividend is paid on each share of Series A Preferred Stock in an amount equal to or greater than the aggregate amount of such dividends for all shares of common stock into which such share of Series A Preferred Stock is convertible. The foregoing restrictions shall not apply to dividends payable in shares of common stock or securities convertible into common stock.

Subject to the prior rights of holders of all classes of stock at the time of outstanding having prior rights as to dividends, the holders of the Series FF Preferred Stock shall be entitled to receive, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

7. Stockholders' Equity (continued)

Voting

The holders of each share of preferred stock shall have the right to one vote for each share of common stock into which such share of preferred stock could then be directly converted without first being converted to Subsequent Preferred Stock. Except as provided by law or by the Certificate of Incorporation, the Series A Preferred Stock and the Series FF Stock shall vote together with the common stock as a single class. For the avoidance of doubt, the holders of Series FF Preferred Stock shall not be entitled to vote as preferred stock on any matters for which only one or more other series of preferred stock vote.

The holders of the Series A Preferred Stock shall be entitled, voting as a separate class, to elect one member of the Board of Directors. The holders of the Series FF Preferred Stock and the common stock shall be entitled, voting as a separate class, to elect two members of the Board of Directors.

The Company is prohibited from taking any of the following actions without the vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock: (i) effect the liquidation, dilution or winding up of the Company or any Deemed Liquidation Event (as defined below); (ii) take certain actions that adversely affect the interests of the holders of the Series A Preferred Stock; (iii) redeem any stock of the Company or declare or pay dividends on such stock, subject to certain exceptions; (iv) change the number of directors; (v) change the number of authorized shares of any class or series of stock; (vi) issue additional shares of Series A Preferred Stock; or (vii) increase the share reserve under the Company's stock option plan.

Liquidation preference

In the event of the liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the holders of the Series A Preferred Stock shall be entitled to be paid out of the assets available for distribution to the Company's stockholders, before any payment shall be made to the holders of common stock, an amount equal to the greater of (i) $0.93 per share plus any declared but unpaid dividends or (ii) such amount per share as would have been paid had the Series A Preferred Stock been converted to common stock prior to such event. A "Deemed Liquidation Event" is defined as a merger or consolidation that results in a change of control of the Company or the sale, lease, transfer or exclusive licensing of all or substantially all of the Company's assets.

In the event of the liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, after payment of all preferential amounts required to be paid to the holders of Series A Preferred Stock, the remaining assets of the Company available for distribution to the Company's stockholders shall be distributed among the holders of Series FF Preferred Stock and common stock pro rata on a common-equivalent basis.

Redemption

Neither the Series FF Preferred Stock nor the Series A Preferred Stock is redeemable at the option of any holder.

7. Stockholders' Equity (continued)

Repurchase option

In October 2011, the Company entered into restricted stock agreements with three of its founders. These founders held an aggregate of 842,000 shares of Series FF Preferred Stock and 3,368,000 shares of common stock at a par value of $0.0001 per share. In the event a founder's employment relationship with the Company terminates for any or no reason, including, without limitation, by reason of the founder's death or disability, resignation or involuntary termination, then the Company shall have an irrevocable option, for a period of 90 days after such termination, or such longer period as may be agreed to by the Company and the stockholder, to repurchase that founder's stock at a price equal to $0.0025 per share, up to but not exceeding the number of shares of the stock that have not vested in accordance with the agreement. As specified in stock purchase agreements, a total of 464,834 shares of Series FF Preferred Stock and 1,859,334 shares of common stock became restricted in October 2011. Such shares began vesting monthly over 26-36 months starting in October 2011.

In May 2012, in connection with the issuance of the Company's Series A Preferred Stock, the founders agreed to amend their restricted stock agreements such that all shares would be subject to vesting over a four-year period starting on March 30, 2011, with 1/48 of such shares vesting at the end of each month thereafter, and have been included in outstanding stock in the statement of stockholders' equity.

Below is the summary of shares subject to repurchase option:

	Series FF Preferred Stock	Common Stock	Total
Unvested Shares, December 31, 2010	-	-	-
Restricted per agreement	464,834	1,859,334	2,324,168
Vested during the period	(52,625)	(210,500)	(263,125)
Unvested Shares, December 31, 2011	412,209	1,648,834	2,061,043
Restricted per amendment	377,166	1,508,666	1,885,832
Vested during the period	(228,041)	(912,166)	(1,140,207)
Unvested Shares, June 30, 2012	561,334	2,245,334	2,806,668

7. Stockholders' Equity (continued)

Common stock

At June 30, 2012, and December 31, 2011, the Company was authorized to issue 12,000,000 and 7,000,000 shares, respectively, of common stock, $0.0001 par value per share, of which 3,408,000 were issued and outstanding at both June 30, 2012 and December 31, 2011.

Stock option plan

In 2011, the Company adopted a stock option plan ("2011 Plan") to provide additional incentives to employees and to promote the best interests of the Company and its stockholders. The Company has reserved 2,204,719 shares of its common stock for issuance under the 2011 Plan. The exercise price of each option equals the fair value of the Company's common stock on the date of grant, as determined by the board of directors. If an option holder ceases to be an employee of the Company but continues to provide service, the option will be deemed a nonstatutory stock option on the 90th day after the individual ceases to be an employee. The option is only exercisable before it expires and then only with respect to the vested portion of the option. An option holder may exercise the option, in whole or in part, to purchase a whole number of vested shares not less than 100 shares, unless the number of shares purchased is the total number available for purchase under the option.

The Company has various vesting agreements with employees. Our standard vesting agreement is as follows: provided the employee continues in service, 25% of the total number of shares covered by the option shall vest on the first anniversary of the employee start date, and thereafter, provided the employee continues in service, 1/48 of the total number of shares covered by the option shall vest on the last day of the calendar month following the month of the vesting date. No additional shares of stock will vest after service has terminated. The option will expire in any event at the close of business at Company headquarters on the day before the 10th anniversary of the grant date.

7. Stockholders' Equity (continued)

Incentive stock option agreement

The following table summarizes stock option activity:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balance at December 31, 2010	-	-	$ -
Authorized	1,256,664	-	-
Granted	(60,000)	60,000	0.006
Exercised	-	-	-
Cancelled	20,000	(20,000)	0.006
Balance at December 31, 2011	1,216,664	40,000	0.006
Authorized	948,055	-	-
Granted	(1,618,019)	1,618,019	0.006
Exercised	-	-	-
Cancelled	-	-	-
Balance at June 30, 2012	546,700	1,658,019	$0.006

The weighted average remaining contractual life of options outstanding was 9.6 years as of June 30, 2012.

The total fair value for options granted was not significant, and therefore no stock-compensation expense was recognized for the six-month period ended June 30, 2012 or for the year ended December 31, 2011.

8. Related Party Transactions

As of December 31, 2011, the Company issued convertible promissory notes in the amount of $15,000 to certain family members of the Company's founders. These amounts are included in the convertible promissory notes balance on the accompanying balance sheet. As of June 30, 2012, all convertible promissory notes were converted to Series A Preferred Stock and no related party amounts existed at June 30, 2012. Also see Note 4, Convertible promissory notes.

9. Income Taxes

Because the Company is not an active registrant, no intra-period income taxes have been provided for during the six-month period ended June 30, 2012.

The Company recorded a tax provision of $1,600 for the year ended December 31, 2011. The tax provision consists of state minimum taxes.

The Company had deferred tax assets totaling $73,000 and $0 at December 31, 2011 and 2010, respectively, which consisted mainly of net operating loss carryforwards and research and development credits. Based upon available objective evidence management believes it is more likely than not that the majority of the net deferred tax assets will not be fully realizable. Accordingly, management has established a valuation allowance for all net deferred tax assets.

As of December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $137,000. There were no net operating losses available for carryforward prior to 2011.

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue code. Accordingly, the Company's ability to utilize these carryforwards may be limited as a result of such "ownership change." Such a limitation could result in limitation in the use of the NOLs in future years and possibly a reduction of the net operating losses available.

As of December 31, 2011, the Company had no unrecognized tax benefits.

The Company is subject to U.S. federal, California and Arizona income taxes. The Company is subject to U.S. federal and state examinations by tax authorities for all tax years.

The Company does not anticipate significant changes to its current uncertain tax positions through December 31, 2012.

As of December 31, 2011, there was no accrued interest and penalties related to uncertain tax positions.

10. Subsequent Events

The Company has evaluated subsequent events through April 18, 2012, the date the consolidated financial statements for the years ended December 31, 2011 and 2010 were available to be issued. Additionally, the Company has also evaluated subsequent events through October 24, 2012 related to the six-month period ended June 30, 2012.

In July 2012, the Company issued 610,000 options for common stock to certain of its employees. The options had a 10 year life and an exercise price of $0.12 per share.

In August and September 2012 the company issued an additional 1,005,371 shares of its Series A Convertible Stock for cash proceeds of $959,994.

In September 2012, the Company had raised a total of $40,325 of long term debt through its platform to finance a solar project it owns in California. The debt has a five year term and bears interest at 6.38% per annum. The loan will be paid back with future lease revenue generated from the solar project.

In September 2012, the Company further amended its Certificate of Incorporation to authorize a total of 6,118,114 shares of preferred stock, $0.0001 par value per share, of which 842,000 shares were designated Series FF Preferred Stock and 5,276,114 shares were designated Series A Preferred Stock.

PART III

EXHIBITS

Exhibit Number	Description
2.1*	Amended and Restated Certificate of Incorporation of the Issuer
2.2*	Amended and Restated Bylaws of the Issuer
2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Issuer
3.1	Form of Solar Power Note
3.2**	Loan and Security Agreement between the Issuer and the Borrower
6.1*	Solar Mosaic, Inc. 2011 Omnibus Equity Incentive Plan
6.2*	Offer Letter dated August 15, 2011 between the Issuer and Steve Richmond
6.3*	Investor Agreement
6.4*	Series A Preferred Stock Purchase Agreement dated May 14, 2012, as amended by Amendment No. 1 to Series A Preferred Stock Purchase Agreement dated August 6, 2012
6.5*	Investors' Rights Agreement dated May 14, 2012 (included as Exhibit E to Exhibit 6.4)
6.6*	Voting Agreement dated May 14, 2012 (included as Exhibit G to Exhibit 6.4)
6.7*	Form of Indemnification Agreement (included as Exhibit D to Exhibit 6.4)
6.8*	Offer Letter dated June 8, 2012 between the Issuer and Gregory Rosen
6.9**	Power Purchase Agreement between the Borrower and the Solar Customer
10.1	Consent of Armanino McKenna LLP
10.2**	Consent of O'Melveny & Myers LLP (included in Exhibit 11.1)
10.3**	Consent of DLA Piper LLP (US) (included in Exhibit 15.1)
11.1**	Opinion of O'Melveny & Myers LLP
15.1**	Tax Opinion of DLA Piper LLP (US)

* Previously filed

** To be filed by amendment.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on October 25 2012.

SOLAR MOSAIC, INC.

By: ______________________
Walter Steven Richmond
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Date: 10/25/12	Daniel Rosen Chief Executive Officer, Secretary and Director
Date: 10/25/12	Walter Steven Richmond Chief Financial Officer
Date: 10/25/12	William Parish President, Treasurer and Director
Date: 10/25/12	Nick Allen Director
Date: 10/25/12	Danny Kennedy Director

Exhibit 2.3

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SOLAR MOSAIC, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF SEPTEMBER, A.D. 2012, AT 8:42 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

SECRETARY OF STATE · 1776 · DELAWARE · 1970

Jeffrey W. Bullock, Secretary of State

4989450 8100

121025820

AUTHENTICATION: 9843141

DATE: 09-13-12

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:09 PM 09/12/2012
FILED 08:42 PM 09/12/2012
SRV 121025820 - 4989450 FILE

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SOLAR MOSAIC, INC.

The undersigned, Daniel Rosen, hereby certifies that:

1. He is the duly elected and acting Chief Executive Officer of Solar Mosaic, Inc., a Delaware corporation (the "Company").

2. The first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate") is hereby amended to read in its entirety as follows:

> **FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Twelve Million (12,000,000) shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) Six Million One Hundred Eighteen Thousand One Hundred Fourteen (6,118,114) shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

3. The first paragraph of Part B of Article Fourth of the Restated Certificate is hereby amended to read in its entirety as follows:

> Five Million Two Hundred Seventy-Six Thousand One Hundred Fourteen (5,276,114) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" and Eight Hundred Forty-Two Thousand (842,000) shares of the authorized and unissued Preferred Stock are hereby designated "**Series FF Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

4. The foregoing amendment to the Restated Certificate has been duly approved by the Board of Directors of the Company.

5. The foregoing amendment to the Restated Certificate has been duly adopted by the stockholders of the Company in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 12th day of September, 2012.

/s/ Daniel Rosen
Daniel Rosen

FOR PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") BECAUSE PAYMENTS ON THIS NOTE ARE DEPENDENT ON PAYMENTS ON THE CORRESPONDING SPE OBLIGATIONS (AS DEFINED BELOW). THIS NOTE'S ISSUE PRICE IS THIS NOTE'S STATED PRINCIPAL AMOUNT, AND THE ISSUE DATE IS THE ORIGINAL ISSUE DATE. UPON REQUEST, THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO THE HOLDER THE AMOUNT OF OID AND YIELD TO MATURITY OF THIS NOTE. THE HOLDER SHOULD CONTACT MOSAIC INVESTOR SUPPORT AT ___________ OR ______________@SOLARMOSAIC.COM.

ANY TRANSFER, PLEDGE OR OTHER USE OF THIS NOTE FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL UNLESS (1) THE TRANSFEREE IS REGISTERED AS AN INVESTOR ON MOSAIC'S INVESTMENT PLATFORM AND (2) THE REGISTERED HOLDER (AS DEFINED BELOW) HAS PRESENTED THIS NOTE TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER.

SOLAR POWER NOTE SERIES NO. ____________

SOLAR MOSAIC, INC.

No. ________________

Holder: ____________________

Corresponding Solar Project: ____________________________________

Stated Principal Amount of this Note: $___________

Aggregate Principal Amount of this Series of Notes: $_____________

Interest Rate: __________

Original Issue Date: ___________

Initial Maturity Date: __________

Final Maturity Date: ___________

EXTENSION OF MATURITY DATE: Each Solar Power Note of the Series of which this Note is part ("***Series Notes***") will mature on the Initial Maturity Date, unless the maturity of the Series Notes is extended to the Final Maturity Date subject to conditions described below. In no event will the maturity of the Series Notes be extended beyond the Final Maturity Date.

Solar Mosaic, Inc., a Delaware corporation (the "***Company***"), for value received, hereby promises to pay to the party identified as the "Holder" above (the "***Holder***"), principal and interest on this Note in U.S. dollars in an amount equal to the Holder's equal and ratable share of the Project Payments on each Payment Date (in accordance with this Note's payment schedule, which is available on the Holder's account page at www.solarmosaic.com, and subject to prepayment) until the Initial Maturity Date or, if the maturity of the Series Note has been extended, until the Final Maturity Date. For the avoidance of doubt, this Note represents a special limited obligation of the Company, and (1) no payments of principal and interest on this Note shall be payable unless the Company has received Project Payments, and then only to the extent of the amount of Project Payments received by the Company, and (2) no Holder of this Note shall have any recourse against the Company unless, and then only to the extent that, the Company has failed to pay such Holder his or her pro rata share of the Project Payments or has otherwise breached a covenant of this Note. The principal and interest payable on any Payment Date will be paid to the party in whose name this Note is registered at the close of business on the Record Date next preceding such Payment Date.

For purposes of this Note:

"***ACH System***" means the Automated Clearing House system of the U.S. Federal Reserve Board or a successor system providing electronic funds transfers between banks.

"***Bankruptcy Law***" means Title 11, United States Code, or any similar federal or state law for the relief of debtors.

"***Borrower***" means the special purpose entity that owns the assets and liabilities relating to the Corresponding Solar Project.

"***Business Day***" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which (1) the ACH System is closed or (2) banking institutions are authorized or obligated by law or executive order to close in San Francisco, California or New York, New York.

"***Corresponding Solar Project***" means the solar project whose revenues will fund Project Payments.

"***Investor Agreement***" means the Solar Mosaic, Inc. Investor Agreement between the Company and the Holder, as in effect from time to time.

"***Loan Obligations***" means the payment obligations of the Borrower to the Company in respect of the financing of the Corresponding Solar Project by the Company or by a third party that has assigned such payment obligations to the Company.

"***Payment Date***" means the scheduled payment date for an installment of principal or interest on this Note.

"***Project Payments***" means all amounts that the Company receives, and not reversed through the ACH System, in connection with the repayment of the Loan Obligations, including, without limitation, all payments or prepayments of principal and interest, any late fees and any cash amounts received by the Company upon collection efforts; provided, however, that Project Payments shall not include any Unsuccessful Payment Fees received by the Company in respect of such Loan Obligations or any collection fees imposed in connection with collection efforts on a delinquent Loan Obligation by the Company or by a third-party collection agency.

"***Record Date***" means the second Business Day immediately preceding each Payment Date.

"***Unsuccessful Payment Fee***" means any fee imposed by the Company in respect of any Loan Obligations when the Company's payment request is denied for any reason, including, but not limited to, non-sufficient funds in the SPE's bank account or the closing of such bank account.

If, on the Initial Maturity Date, any principal or interest payments in respect of the Loan Obligations remain due and payable to the Company, the maturity date of this Note will be extended to the Final Maturity Date.

If, on the Initial Maturity Date, no principal or interest payments in respect of the Loan Obligations remain due and payable to the Company, this Note will mature on the Initial Maturity Date and the Company shall not be required to pay to the Holder any portion of any Project Payments that the Company receives in respect of the Corresponding Solar Project after the Initial Maturity Date.

All payments of principal and interest on this Note due to the Holder shall be made in U.S. dollars, in immediately available funds, by intra-institution book entry transfer to the Holder's designated sub-account in the account that the Company maintains at Wells Fargo Bank for the benefit of persons who maintain accounts on the Company's online platform.

All U.S. dollar amounts used in or resulting from the calculation of amounts due in respect of this Note shall be rounded to the nearest cent (with one-half cent being rounded upward).

An "***Event of Default***" shall be deemed to occur if:

(a) the Company defaults in the payment of any amount when due and payable hereunder and such default continues for a period of 60 days;

(b) there shall have been the entry by a court of competent jurisdiction of (i) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Bankruptcy Law or (ii) a decree or order adjudging the Company bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the wind up or liquidation of its affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

(c) (i) the Company commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (ii) the Company consents to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (iii) the Company files a petition or answer or consent seeking reorganization or substantially comparable relief under any applicable federal state law, or (iv) the Company (1) consents to the filing of such petition by, the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property or (2) makes an assignment for the benefit of creditors.

If an Event of Default specified in paragraph (b) or paragraph (c) above occurs and is continuing, the principal of this Note shall become and be immediately due and payable without any declaration or other act on the part of the Holder, notwithstanding any other provision of this Note.

This Note is not entitled to any sinking fund. This Note is not redeemable at the option of the Holder.

The Series Notes are in registered form without coupons in denominations of $25 and integral multiples of $25 in excess thereof. This Note may not be transferred and the transfer of this Note shall not be registered as provided in the Investor Agreement unless, at the time of the transfer, the transferee has an active account for purchasing notes on the Company's online platform. Upon due presentment for registration of transfer of this Note at the office or agency of the Company in Oakland, California, accompanied by a written instrument of transfer in form satisfactory to the Company duly executed by the Holder or the Holder's attorney duly electronically or in writing, a new Note or Notes for an equal aggregate principal amount and like interest rate and maturity will be issued to the transferee in exchange therefor, without charge except for any stamp tax or other governmental charge imposed in connection therewith.

The Company and any paying agent may deem and treat the registered Holder hereof as the absolute owner of this Note at the Holder's address as it appears on the Company's register books as kept by the Company or the Company's duly authorized agent (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account hereof and for all other purposes, and neither the Company nor any paying agent shall be affected by any notice to the contrary. All payments made to or upon the order of such registered Holder shall, to the extent of the sum or sums paid, effectively satisfy and discharge liability for moneys payable on this Note.

No recourse under or upon any obligation, covenant or agreement contained in this Note, or because of any indebtedness evidenced thereby, shall be had against any incorporator, or against any past, present or future shareholder, officer, director or agent, as such, of the Company, either directly or through the Company, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or penalty or otherwise, all such personal liability of every such incorporator, shareholder, officer, director or agent, as such, being expressly waived and released by the acceptance hereof and as a condition of and as part of the consideration for the issuance of this Note.

This Note shall be governed by and construed in accordance with the laws of the State of California, without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction.

IN WITNESS WHEREOF, Solar Mosaic, Inc. has caused this instrument to be signed by its duly authorized officer.

Dated: ______________________________

SOLAR MOSAIC, INC.

By: ______________________________
Name: ______________________________
Title: ______________________________

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants

12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

Exhibit 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Amendment No. 5 to the Regulation A Offering Statement of Solar Mosaic, Inc. on Form 1-A of our report dated as of April 18, 2012, with respect to our audits of the consolidated financial statements of Solar Mosaic, Inc. as of December 31, 2011 and 2010 and for the years then ended, which appears in in the Offering Circular, which is part of the Regulation A Offering Statement.

Armanino McKenna LLP

San Jose, California
October 26, 2012